Exhibit 99.4

The Honourable
Peter Bethlenfalvy
MINISTER OF FINANCE

Ontario

A Plan to Protect Ontario

2025 Ontario Budget

PROTECT ONTARIO

Budget Papers

The Honourable Peter Bethlenfalvy MINISTER OF FINANCE A Plan to Protect Ontario 2025 Ontario Budget Budget Papers

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Ce document est disponible en français sous le titre :

Budget de l’Ontario 2025 : Un plan pour protéger l’Ontario

Minister’s Foreword

A Plan to Protect Ontario

Our government was elected with a strong mandate to protect Ontario.

We have a plan to protect workers, businesses and communities from U.S. tariffs and the economic uncertainty they have caused over the past weeks and months.

This plan protects Ontario in the years and decades to come, by building a more competitive, more resilient and more self-reliant economy and province that can withstand whatever comes our way.

For many years, Ontario and Canada have valued our trading relationship with the United States to grow our economy.

But U.S. tariffs and threats against our economy and national sovereignty have made clear that we can no longer be so dependent on such an unreliable partner.

We need to make bold, lasting change that makes Ontario the most competitive economy in the G7 to invest, create jobs and do business. We need to do it now.

That’s exactly what our plan to protect Ontario does.

And we will do this while remaining fiscally responsible with a path to balance.

Helping Workers and Businesses Weather the Storm

Ontario’s fiscal prudence, reinforced by two credit rating upgrades in the last year, means our province is well-positioned to protect workers and businesses facing the immediate challenge of U.S. tariffs.

We have taken urgent action to ease the pressure on workers and businesses with $11 billion in immediate support.

We have deferred provincial taxes for 80,000 businesses in the province, giving them $9 billion in liquidity to keep workers on payroll and get through the coming months.

We have also announced another $2 billion in employer rebates through the Workplace Safety and Insurance Board (WSIB), for a total of $4 billion over the past year, to help safe employers keep more workers on the job.

We are also announcing a new $40 million Trade-Impacted Communities Program (TICP) to help communities and local businesses disproportionally impacted by trade disruption.

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Minister’s Foreword

We are also providing $20 million to mobilize new training and support centres for laid-off workers.

We have been clear that we will stand behind and maintain our agreements to invest into the electric vehicle and battery auto pact that secured more than $46 billion investments here in Ontario, helping to protect and create thousands of jobs. The federal government needs to do the same.

And in order to protect jobs, transform businesses and grow strategic sectors of the economy, our government is creating the Protecting Ontario Account, a fund of up to $5 billion designed to provide businesses with critical support. The Protecting Ontario Account will work in tandem with federal government supports to provide up to $1 billion in immediate liquidity relief aimed at protecting Ontario businesses and workers facing significant tariff-related business disruptions. This liquidity relief will complement existing supports and serve as an emergency backstop for Ontario businesses that have exhausted available funding.

Unleashing Our Economy

We need to do more than help businesses and workers navigate today’s uncertain economy. We need to make the tough choices and strategic investments to unleash our economy and protect Ontario for generations.

The government is helping to increase the competitiveness and resiliency of the province’s manufacturing sector by temporarily enhancing and expanding the Ontario Made Manufacturing Investment Tax Credit, providing an additional $1.3 billion over three years to help lower costs for businesses that invest in buildings, machinery and equipment that are used here for manufacturing or processing.

In the face of U.S. tariffs, it cannot be business as usual.

We need to unlock the enormous economic potential of Ontario’s vast reserves of critical minerals in the Ring of Fire and across the province.

Right now, because of unnecessary bureaucracy, red tape, and duplication with the federal government, it takes 15 years to approve a mine in Ontario, one of the longest timelines in the world. We can no longer accept these delays.

We are cutting red tape and streamlining approvals to dramatically speed up this process with new special economic zones and a new One Project, One Process approach for major resource development projects. We are also investing $500 million in a new Critical Minerals Processing Fund to ensure that minerals mined in Ontario are refined in Ontario, by Ontario workers.

iv

Minister’s Foreword

Our government is also supporting generational Indigenous economic opportunities through Indigenous equity partnerships in transformational projects by increasing the maximum loans that can be guaranteed from $1 billion to $3 billion to increase opportunities for Indigenous communities to invest in our growing energy system, expanding the Indigenous Participation Fund by $70 million, and by providing $10 million for new scholarship opportunities for First Nation students interested in pursuing a career in resource development.

Unleashing our economy also requires tearing down internal trade barriers.

Internal trade barriers are estimated to cost Canada’s economy $200 billion every year and increase what families and businesses pay for goods and services by nearly 15 per cent. They make life more expensive and restrict Canadians’ ability to buy and sell from each other.

Ontario is helping our economy reach its full potential by eliminating these barriers, to support free trade within Canada.

As we do, we are investing $50 million to create a new Ontario Together Trade Fund, to help businesses retool and retrain to find new customers in new markets and reshore critical supply chains, helping to diversify Ontario’s trading partners and reduce our reliance on the United States.

Ontario’s economic growth will be powered by clean, affordable Ontario-made nuclear energy.

In fact, Ontario’s energy policy will determine our success for generations to come. This includes advancing four small modular reactors at the Darlington nuclear site, the first in the G7. We are also refurbishing the Darlington, Bruce and Pickering Nuclear Generating Stations.

And to ensure we are supporting our world-class workforce so we can compete on the world stage, we are increasing our investment in the Skills Development Fund by $1 billion, for a total of $2.5 billion.

This is on top of additional investments in training and skills development so more people can benefit from the dignity of a hard-earned paycheque, and to ensure students today are prepared for the jobs of tomorrow.

That’s why we are investing $750 million in our colleges and universities to support 20,500 student seats in STEM programs.

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Minister’s Foreword

Building Ontario

In the face of continued economic uncertainty, our government will also remain laser-focused on our 10-year, over $200 billion plan to build, the largest investment of its kind in Ontario’s history.

In the face of U.S. tariff threats, it has never been more important to build to get shovels in the ground and keep workers on the job.

That’s why we are speeding up our plan to build, with major new investments in transit, highways, hospitals, schools and more.

Gridlock costs Ontario $56 billion every year, which is why we are building major new highways like Highway 413 and the Bradford Bypass, as well as expanding existing highways, including a tunnelled expressway under Highway 401.

We will continue to invest in and build out the largest expansion of public transit in North America, including expanding subway service by more than 50 per cent.

Our plan for GO 2.0 will deliver the next generation of passenger train service for the Greater Golden Horseshoe, providing multiple new GO passenger train lines, including through midtown Toronto, Etobicoke and York Region to Bolton, along with dozens of new stations and improved service.

And we will provide an additional $5 billion to the Building Ontario Fund to co-invest in key priority areas such as long-term care, energy infrastructure, and affordable housing.

To build the local infrastructure needed to unlock new homes — we are also increasing funding to the Housing-Enabling Water Systems Fund (HEWSF) by $400 million, on top of the nearly $2 billion invested so far in the HEWSF and the Municipal Housing Infrastructure Program.

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Minister’s Foreword

Keeping Costs Down

First because of inflation, then because of high interest rates, and now because of tariffs, Ontario families have seen costs increase on everyday items.

That’s why our government has been laser-focused on keeping costs down for families, including by lowering costs for commuters — saving the daily transit user on participating transit systems an average of $1,600 each year through One Fare.

Earlier this year, we provided each eligible adult and child in Ontario $200 to help with the impact of high costs and high interest rates. We scrapped licence plate stickers and fees and eliminated tolls on Highways 412 and 418 in Durham.

To help keep lowering costs for families, we are now taking tolls off the last publicly owned stretch of tolled highway in the province on Highway 407 East. Our legislated ban on tolls on public highways means no government will ever bring them back.

We are also making the cuts to the Gasoline Tax permanent, building on the $1.7 billion we have saved families since 2022.

With U.S. tariffs making life more expensive, we will look for more ways to put money back into peoples’ pockets, now more important than ever.

Cleaning Up Our Streets

As our government protects Ontario’s economy, we’re also protecting communities. In January, we launched Operation Deterrence, our framework for enhanced security at Ontario’s borders and tackling illegal border crossings, illegal drugs and illegal guns.

We’ve taken action to convert drug injection sites near schools and daycare centres into Homelessness and Addiction Recovery and Treatment Hubs, with dozens more scheduled to open in the coming weeks and months.

And we’re giving municipalities more tools to clean up parks and public spaces by ending encampments and cracking down on public drug use, investing an additional $75.5 million on top of Ontario’s annual investment of nearly $700 million in homelessness prevention programs.

To make sure police officers have the tools they need to keep us safe, we are also dedicating $1 billion towards expanding and renovating the Ontario Police College in Aylmer and a new OPP academy in Orillia.

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Minister’s Foreword

Delivering Better Services

We need a strong economy in order to support the world-class social services Ontario families count on. While our government will never waver in our commitment to these services, we are focused on protecting our economy so we can invest even more to continue to improve them.

Supported by a historic investment of more than $1.8 billion, Dr. Jane Philpott and the Primary Care Action Team are moving fast to deliver on our promise to connect every person in the province to a family doctor and primary care team. To support this work, we are investing another $300 million in new teaching clinics in partnership with Ontario’s world-class medical schools to train the family doctors and primary care providers of the future. This brings our overall investment in this ambitious goal to $2.1 billion.

Our government is also making massive strides in building up our hospital infrastructure, with approximately $56 billion invested in more than 50 new and upgraded hospitals across Ontario. This includes investing in the redevelopment of seven hospitals across the province, including the Grand River Hospital and St. Mary’s General Hospital, Brant Community Healthcare System, Southlake Regional Health Centre, Royal Victoria Regional Health Centre, and Lake of the Woods District Hospital.

Over the next 10 years, we are also investing over $30 billion to build and expand new schools and create child care spaces all across the province.

Ready to Protect Ontario

Ontario is being challenged, but our province has been challenged before, and we have always emerged stronger and more united as a result.

The same is true today.

Working together with workers, municipalities, union leaders and Indigenous communities, we can unlock the enormous potential of our province and stand up to whatever challenges come our way. Our government is ready to do our part.

Together, we will protect Ontario.

Original signed by

The Honourable Peter Bethlenfalvy

Ontario’s Minister of Finance

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Contents

Contents

Minister’s Foreword

A Plan to Protect Ontario	iii

Helping Workers and Businesses Weather the Storm	iii

Unleashing Our Economy	iv

Building Ontario	vi

Keeping Costs Down	vii

Cleaning Up Our Streets	vii

Delivering Better Services	viii

Ready to Protect Ontario	viii

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief	3

Ontario’s Economic Outlook	5

Revisions to the Economic Outlook Since the 2024 Budget	5

A Strong Foundation for the Next Generation	7

Ontario’s Fiscal Plan	9

Revenue Outlook Over the Medium Term	10

Program Expense Outlook Over the Medium Term	10

Interest and Other Debt Servicing Charges Outlook Over the Medium Term	10

Other Fiscal Plan Assumptions	10

Economic and Fiscal Outlook Scenarios	11

Borrowing and Debt Management	13

A Capital Plan for a Stronger Ontario	15

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Contents

Chapter 1: A Plan to Protect Ontario

Section A: Helping Workers and Businesses Weather the Storm

Immediate Supports for Tariff-Impacted Workers and Businesses	24

Taking Steps to Protect Workers Amid Economic Uncertainty	25

Strengthening and Growing Ontario’s Economy Through Strategic Investments	26

Supporting Laid-Off Workers	27

Protecting Communities from Tariffs and Trade Disruptions	27

Lowering Costs for Businesses Selling Alcohol	27

Standing By Ontario’s Investments in the Auto and Electric Vehicle Battery Sector	28

Section B: Protect Ontario

Building a More Competitive, Resilient and Self-Reliant Economy	31

Taking Action to Protect Manufacturing Jobs and Attract Investment	32

Unleashing the Economic Potential of Critical Minerals	36

Expanding Trade Opportunities for Ontario’s Exporters	43

Powering Ontario’s Affordable Future	46

Keeping Costs Down for Businesses	50

Continuing to Diversify Ontario’s Economy	52

Supporting Ontario’s Forest Sector	58

Strengthening Ontario’s Agri-Food Sector	59

Strengthening Ontario’s Tourism Sector	60

Growing Ontario’s Northern and Rural Economies	61

Helping Entrepreneurs Start and Grow Their Businesses	62

Increasing Competition and Capital Formation	65

Protecting Workers	66

Expanding Ontario’s Teaching Workforce	70

Empowering Black Youth and Young Professionals	70

Creating More Pension Options for Workers	70

Building Ontario	71

Building Faster	71

Building Stronger Communities	76

Building Highways	79

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Contents

Improving Municipal Roads	88

Building Transit	89

Cleaning Up Our Streets	96

Protecting Ontario’s Borders	96

Fighting Crime with the Expanded Joint Air Support Unit	97

Combatting and Preventing Auto Theft	98

Fighting Guns, Gangs and Violence	99

Putting More Repeat Violent Offenders Behind Bars	100

Getting Tough on Crime to Protect Communities from Criminals	100

Training More Police Officers to Protect Communities	101

Supporting Policing Services in First Nation Communities	102

Building More Capacity in Provincial Jails	103

Strengthening Supports to Combat Hate	103

Supporting Human Trafficking Survivors to Rebuild Their Lives	104

Restoring Safety to Parks and Public Spaces	104

Expanding Homelessness Hubs and Addiction Recovery Treatment Hubs	105

Fighting Money Laundering	106

Addressing Contraband Tobacco	106

Keeping Costs Down	107

Delivering the $200 Ontario Taxpayer Rebate	107

Permanently Reducing Gasoline Tax and Fuel Tax Rates	107

Removing Highway 407 East Tolls	108

Preventing New Charges and Streamlining Collection Efforts Against Drivers	108

Providing Affordable and Convenient Transit Through the One Fare Program	109

Saving on Electricity Costs	109

Supporting Affordable Rental Housing	110

Supporting Families and Individuals	111

Delivering Better Services	112

Advancing Ontario’s Primary Care Action Plan	112

Training and Retaining Health Care Providers Across Ontario	113

Investing in Hospitals	114

Investing in New Surgical and Diagnosis Centre Capacity	114

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Contents

Building and Expanding Hospitals	115

Building Long-Term Care Homes	117

Introducing the Ontario Fertility Treatment Tax Credit	118

Supporting Seniors and Senior Veterans	120

Helping Individuals with Disabilities and Complex Needs Access Care and Supportive Housing	121

Building Schools and Child Care Spaces	122

Modern Alcohol Marketplace: Taxes, Mark-Ups and Fees on Alcoholic Beverages	126

Consulting on Preferred Provider Networks in Ontario’s Employer-Sponsored Drug Program Sector	129

Protecting Consumers in the Life and Health Insurance Sector	129

Providing Greater Choice and Convenience to Consumers When Buying Auto Insurance	129

Chapter 2: Economic Performance and Outlook

Introduction	133

Revisions to the Outlook Since the 2024 Budget	134

Recent Economic Performance	135

Real GDP Growth	136

Consumer Price Inflation	137

Consumer and Business Confidence	138

Economic Outlook	139

Global Economic Environment	143

Financial Markets and Other External Factors	146

Details of Ontario’s Economic Outlook	150

Employment	151

Household Spending	152

Consumer Price Index	153

Housing Market	154

Risks to the Outlook	156

Potential Impact of U.S. Tariffs on Ontario’s Economy	157

Transparent Reporting on the Economy	162

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Contents

Chapter 3: Ontario’s Fiscal Plan and Outlook

Introduction	165

2024–25 Interim Fiscal Performance	167

Revenue Update	168

Expense Update	169

Prudence in 2024–25	171

Medium-Term Fiscal Plan	172

Medium-Term Revenue Outlook	172

Medium-Term Expense Outlook	175

Prudence Built into the Medium-Term Outlook	178

Leadership in the Federation and Standing Up for the People of Ontario	180

Transparency and Risks	181

Summary of Significant Accounting Policies	182

Details of Ontario’s Finances	183

Chapter 4: Borrowing and Debt Management

Introduction	197

Changes to Debt Burden Reduction Strategy Ratios	198

Borrowing Program	199

Sustainable Bond Framework	203

Cost of Debt	205

Term of Debt	208

Ensuring Adequate Liquidity Levels	209

Debt Burden Reduction Strategy	210

Consolidated Financial Tables	215

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Contents

Annex: Details of Tax Measures and Other Legislative Initiatives

Overview	219

Enhancing and Expanding the Ontario Made Manufacturing Investment Tax Credit	219

Enhancement of the OMMITC	219

Expansion of the OMMITC	220

Enhancing the Integrity and Effectiveness of the OMMITC	221

Reviewing the Effectiveness of the Ontario Made Manufacturing Investment Tax Credit	222

Introducing the Ontario Shortline Railway Investment Tax Credit	222

Qualifying Corporations	222

Eligible Investments	222

Permanently Reducing Gasoline Tax and Fuel Tax Rates	224

Eliminating the Tax on Propane for Use in Licensed Road Vehicles	224

Proposing an Ontario Fertility Treatment Tax Credit	225

Enhancing Access to Property Assessment Information	226

Delivering Simpler, More Digital Tax Services for Business	226

Supporting the Federal Harmonized Sales Tax Holiday	227

Implementing Changes to Alcohol Taxes, Mark-Ups and Fees	227

Cutting the Spirits Basic Tax Rate	227

Cutting the Basic Tax and Liquor Control Board of Ontario Mark-Up Rates for Beer Made by Microbrewers	227

Increasing Flexibility and Certainty for Microbrewers	228

Enhancing the Small Beer Manufacturers’ Tax Credit	229

Cutting the Liquor Control Board of Ontario Mark-Up Rate for Cider	229

Cutting the Liquor Control Board of Ontario Mark-Up Rates for Spirit- and Wine-Based Ready-to-Drink Beverages	229

Creating an Alcohol Refreshment Beverage Category	230

Summary of Measures	231

Technical Amendments	232

Other Legislative Initiatives	232

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Contents

List of Tables

Ontario’s Economic and Fiscal Outlook in Brief

Summary of Ontario’s Economic Outlook		5

Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2024 Budget Compared to the 2025 Budget		6

Details of Ontario’s Fiscal Plan		9

Ontario Real GDP Growth Scenarios		11

Ontario Nominal GDP Growth Scenarios		11

Ontario’s Taxation Revenue Scenarios		11

2024–25 Borrowing Program and Medium-Term Outlook		13

Progress on Relevant Debt Sustainability Measures		14

Infrastructure Expenditures		19

Chapter 1: A Plan to Protect Ontario

Table 1.1	Recently Completed Highway Projects	86

Table 1.2	School Projects Opening for the 2025–26 School Year	123

Table 1.3	Continuing to Get Shovels in the Ground to Build More Schools	124

Chapter 2: Economic Performance and Outlook

Table 2.1	Summary of Ontario’s Economic Outlook	133

Table 2.2	Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2024 Budget Compared to the 2025 Budget	134

Table 2.3	Private-Sector Forecasts for Ontario Real GDP Growth	139

Table 2.4	Private-Sector Forecasts for Ontario Nominal GDP Growth	140

Table 2.5	External Factors	149

Table 2.6	Ontario’s Economic Outlook	150

Table 2.7	Impact of Sustained Changes in Key External Factors on Real GDP Growth	156

Table 2.8	Ontario Real GDP Growth Scenarios	160

Table 2.9	Ontario Nominal GDP Growth Scenarios	161

Table 2.10	Ontario Economic Accounts Release Dates	162

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Contents

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.1	Fiscal Summary	166

Table 3.2	2024–25 In-Year Fiscal Performance	167

Table 3.3	Summary of 2024–25 Revenue Changes Since the 2024 Budget	168

Table 3.4	Summary of 2024–25 Expense Changes Since the 2024 Budget	170

Table 3.5	Summary of Medium-Term Revenue Outlook	172

Table 3.6	Selected Economic and Revenue Sensitivities	174

Table 3.7	Summary of Medium-Term Expense Outlook	175

Table 3.8	Selected Expense Sensitivities	179

Table 3.9	Total Revenue	183

Table 3.10	Total Expense	185

Table 3.11	Infrastructure Expenditures	191

Table 3.12	10-Year Review of Selected Financial and Economic Statistics	192

Chapter 4: Borrowing and Debt Management

Table 4.1	2024–25 Borrowing Program and Medium-Term Outlook	199

Table 4.2	Comparison of Interest and Other Debt Servicing Charges (IOD) Expense Forecast	207

Table 4.3	Progress on Relevant Debt Sustainability Measures	211

Table 4.4	Net Debt and Accumulated Deficit	215

Table 4.5	Medium-Term Outlook: Net Debt and Accumulated Deficit	216

Annex: Details of Tax Measures and Other Legislative Initiatives

Table A.1	Summary of Measures	231

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Contents

List of Charts

Ontario’s Economic and Fiscal Outlook in Brief

Current Fiscal Outlook Compared to the 2024 Budget		4

Ontario Fiscal Outlook Scenarios		12

Chapter 1: A Plan to Protect Ontario

Chart 1.1	Share of Total Employment Associated with Exports to the United States, by Goods-Producing Industry	23

Chart 1.2	Supporting Ontario Businesses	51

Chart 1.3	Skills Development Fund Capital Stream Recipients	68

Chart 1.4	Highway 413 Project Route	80

Chart 1.5	Bradford Bypass Project Route	82

Chart 1.6	Building Transit in the Greater Golden Horseshoe	91

Chart 1.7	Select Measures That Provide Relief to Families and Individuals	111

Chart 1.8	Illustration of Proposed Ontario Fertility Treatment Tax Credit	119

Chapter 2: Economic Performance and Outlook

Chart 2.1	Ontario’s Employment Growth	135

Chart 2.2	Ontario’s Real GDP Continued to Grow in 2024	136

Chart 2.3	Inflation Moderated in 2024	137

Chart 2.4	Tariffs Are Impacting Confidence	138

Chart 2.5	Tariffs Weighing on Ontario Real GDP Growth Outlook	141

Chart 2.6	High Range of Private-Sector Forecast Uncertainty	142

Chart 2.7	Heightened Global Economic Policy Uncertainty	143

Chart 2.8	Global Real GDP Growth Projections	145

Chart 2.9	Bank of Canada Policy Rates Are More Supportive	146

Chart 2.10	Canadian Dollar Has Come Under Pressure	147

Chart 2.11	Equity Markets Have Been Sensitive to Tariff Announcements	148

Chart 2.12	Employment Gains Projected to Slow	151

Chart 2.13	Household Spending Projected to Moderate	152

Chart 2.14	Inflation Projected to Ease	153

Chart 2.15	Home Resales Expected to Rise	155

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Contents

Chart 2.16	United States Is Ontario’s Top Merchandise Trading Partner	157

Chart 2.17	U.S.–Ontario Trade Concentrated in Autos and Consumer Goods	158

Chart 2.18	Range of Ontario GDP Scenario Forecasts	161

Chapter 3: Ontario’s Fiscal Plan and Outlook

Chart 3.1	Current Fiscal Outlook Compared to the 2024 Budget	165

Chart 3.2	Composition of Total Revenue, 2025–26	189

Chart 3.3	Composition of Total Expense, 2025–26	190

Chapter 4: Borrowing and Debt Management

Chart 4.1	Borrowing Outlook Scenarios for Long-Term Borrowing	200

Chart 4.2	2024–25 Borrowing	201

Chart 4.3	Domestic and International Borrowing	202

Chart 4.4	Green Bond Allocation by Framework Category	203

Chart 4.5	Ontario’s Green Bond Issues	204

Chart 4.6	Effective Interest Rate (Weighted Average) on Total Debt	205

Chart 4.7	Average Annual Ontario Borrowing Rate Forecast	206

Chart 4.8	Weighted-Average Term of Borrowings	208

Chart 4.9	Average Unrestricted Liquid Reserve Levels	209

Chart 4.10	Net Debt-to-GDP	212

Chart 4.11	Net Debt-to-Operating Revenue (formerly Net Debt-to-Revenue)	213

Chart 4.12	Net Interest-to-Operating Revenue (formerly Interest on Debt-to-Revenue)	214

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Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

In just the last five years, Ontario’s economy has navigated the COVID-19 pandemic, a worldwide supply chain disruption, a global surge in inflation, decades high population growth, and the fastest rise in interest rates in recent Canadian history. Ontario’s economy has shown resilience despite these economic and geopolitical uncertainties; however, Ontario now faces one of its greatest challenges. The tariffs imposed by the United States are a significant risk to Ontario’s economy and are already impacting people and businesses on both sides of the border.

In the face of these challenges, the government is ready to respond to protect Ontario workers, businesses and families. The government continues to make progress on its plan to build Ontario, with a stronger, more competitive and resilient economy, while also taking a responsible approach to fiscal management.

Ontario’s economy continued to grow and add jobs in 2024 as inflationary pressures eased throughout the year. In addition, real gross domestic product (GDP) increased by 1.5 per cent and employment rose by 140,000. Although there were solid gains in 2024, tariff-related uncertainty is already creating instability in financial markets and the economy, which is expected to have an impact across the projection period.

In 2024–25, Ontario is projecting a deficit of $6.0 billion. Over the medium term, the government is projecting deficits of $14.6 billion in 2025–26 and $7.8 billion in 2026–27, before returning to a surplus of $0.2 billion in 2027–28.

The government will use every tool at its disposal to protect Ontario and respond to the changing economic environment.

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Ontario’s Economic and Fiscal Outlook in Brief

4

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic Outlook

Ontario’s real GDP is projected to rise to 0.8 per cent in 2025, then increase by 1.0 per cent in 2026 and by 1.9 per cent in both 2027 and 2028. Real GDP forecasts are lower over the projection period compared to the 2024 Budget, largely due to the impacts of U.S. trade policies and related uncertainty. For the purposes of prudent fiscal planning, these projections are set slightly below the average of private-sector forecasts.

Summary of Ontario’s Economic Outlook

(Per Cent)

	2024	2025p	2026p	2027p	2028p
Real GDP Growth	1.5	0.8	1.0	1.9	1.9
Nominal GDP Growth	5.2	3.1	3.0	4.0	4.0
Employment Growth	1.7	0.9	0.4	0.9	0.9
CPI Inflation	2.4	2.3	2.0	2.0	2.0

p = Ontario Ministry of Finance planning projection based on external sources as of April 3, 2025.

Sources: Statistics Canada and Ontario Ministry of Finance.

Revisions to the Economic Outlook Since the 2024 Budget

The outlook has been revised compared to the projections in the 2024 Budget. Key changes since the 2024 Budget include the following:

•	Much stronger real and nominal GDP growth in 2024, alongside robust job creation;

•	Slower real and nominal GDP growth over the forecast period, with weaker job market performance; and

•	Stronger compensation of employees growth in 2024, but weaker for the remainder of the projection period.

5

Ontario’s Economic and Fiscal Outlook in Brief

Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2024 Budget Compared to the 2025 Budget

(Per Cent Change)

	2024		2025p		2026p		2027p

	2024 Budget	2025 Budget	2024 Budget	2025 Budget	2024 Budget	2025 Budget	2024 Budget	2025 Budget
Real Gross Domestic Product	0.3	1.5	1.9	0.8	2.2	1.0	2.2	1.9
Nominal Gross Domestic Product	2.7	5.2	3.9	3.1	4.3	3.0	4.1	4.0
Compensation of Employees	4.3	5.7	4.4	3.7	4.1	3.2	4.1	3.6
Net Operating Surplus — Corporations	(4.7)	(2.0)	3.5	(3.0)	7.9	6.4	6.0	7.2
Nominal Household Consumption	3.5	4.9	4.1	3.5	4.3	3.1	4.2	3.7
Other Economic Indicators
Employment	0.8	1.7	1.7	0.9	1.4	0.4	1.4	0.9
Job Creation (000s)	63	140	136	73	114	33	115	74
Unemployment Rate (Per Cent)	6.7	7.0	6.6	7.6	6.4	7.3	6.2	6.6
Consumer Price Index	2.6	2.4	2.0	2.3	2.0	2.0	2.0	2.0
Housing Starts (000s)[1]	87.9	74.6	92.3	71.8	94.4	74.8	95.8	82.5
Home Resales	4.0	3.0	16.0	5.3	1.2	12.7	1.2	4.6
Home Resale Prices	(0.2)	(0.4)	3.1	(1.2)	4.0	2.6	4.0	3.8
Key External Variables
U.S. Real Gross Domestic Product	2.1	2.8	1.7	1.4	2.1	1.4	1.9	2.0
WTI Crude Oil ($US per Barrel)	79	77	78	69	77	69	78	74
Canadian Dollar (Cents US)	74.6	73.0	77.6	69.2	78.2	71.2	77.0	73.0
Three-Month Treasury Bill Rate (Per Cent)[2]	4.4	4.3	3.0	2.4	2.6	2.3	2.6	2.4
10-Year Government Bond Rate (Per Cent)[2]	3.2	3.4	3.1	3.1	3.3	3.2	3.5	3.4

p = Ontario Ministry of Finance planning projection based on external sources as of April 3, 2025.

1  Housing starts projection based on private-sector average as of April 3, 2025.

2  Government of Canada interest rates.

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; Blue Chip Economic Indicators (March and April 2025); U.S. Energy Information Administration; and Ontario Ministry of Finance.

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Ontario’s Economic and Fiscal Outlook in Brief

A Strong Foundation for the Next Generation

The government is providing the people of Ontario with a clear view into the province’s finances, outlining its strategy to build a strong and resilient province, now and into the future.

The government’s plan is consistent with the Fiscal Sustainability, Transparency and Accountability Act, 2019 and its governing principles that guide Ontario’s fiscal policy.

•	Transparent: The government continues to be transparent through the release of regular fiscal updates. For the seventh year in a row, the Auditor General of Ontario has provided a clean audit opinion on the government’s consolidated financial statements.

•	Responsible: The government has taken a measured and accountable approach to managing Ontario’s finances, while investing in key public services and capital projects.

•	Flexible: The government’s plan has built in appropriate levels of prudence in the form of contingency funds and a reserve to ensure that the necessary fiscal flexibility is available to respond to changing circumstances.

•	Equitable: The government’s plan strengthens and invests in critical public services, such as health care and education, ensuring that these services are readily available for the people of today and maintained for the benefit of future generations.

•	Sustainable: The government will continue to respond to ongoing economic uncertainty, while ensuring the long-term sustainability of Ontario’s finances and debt burden.

Ontario’s finances are in the strongest position they have been in over a decade. This fiscal plan includes near-record-low net interest-to-operating revenue anticipated from 2024–25 to 2027–28, and program expenditures as a share of GDP well below the pandemic peak. The 2025 Budget also keeps both the net debt-to-GDP and net debt-to-operating revenue ratios at some of the lowest rates seen since the early 2010s.

Reflecting these improvements, Ontario received two credit rating upgrades in 2024. Morningstar DBRS upgraded Ontario’s rating to AA from AA (low) on June 6, 2024, and S&P raised its credit rating to AA- from A+ on December 3, 2024. This reverses the trend of credit downgrades and shows that Ontario’s prudent and responsible fiscal plan is working. This will help lower Ontario’s borrowing costs and support more investment in the province, creating more jobs, and financing the government’s historic infrastructure plan.

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Ontario’s Economic and Fiscal Outlook in Brief

Defining Extraordinary Circumstances

The Fiscal Sustainability, Transparency and Accountability Act, 2019 requires that the government define the extraordinary circumstances if it plans to run a deficit. The government is defining the extraordinary circumstances for the planned deficits in the current year and the medium-term outlook as the result of elevated economic uncertainty related to the levying of tariffs, and the threat to Canada’s national sovereignty, creating the need for investments in public services and business supports. Ontario is not alone, as these challenges have resulted in difficult economic and fiscal circumstances for governments around the world.

8

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Fiscal Plan

In 2025–26, the government is projecting a deficit of $14.6 billion, improving to a deficit of $7.8 billion in 2026–27 and a surplus of $0.2 billion in 2027–28. This is driven by increased investments to support affordability, critical public services such as health care, education and infrastructure, and a package of measures to protect and support Ontario’s economy in response to U.S. tariffs. Ontario’s revenue projections have also been revised lower than in the 2024 Ontario Economic Outlook and Fiscal Review, in part because of a weaker tariff-induced economic outlook.

Details of Ontario’s Fiscal Plan1

($ Billions)

	Actual 2023–24	Interim[2] 2024–25	Medium-Term Outlook
			2025–26	2026–27	2027–28
Revenue
Personal Income Tax	50.8	56.3	57.8	61.3	65.2
Sales Tax	39.9	39.4	40.1	41.6	43.6
Corporations Tax	23.1	27.9	26.0	27.7	29.4
Ontario Health Premium	5.0	5.2	5.4	5.6	5.8
Education Property Tax	5.8	5.8	5.9	5.9	5.9
All Other Taxes	17.3	18.1	18.6	19.2	19.8
Total Taxation Revenue	141.9	152.8	153.7	161.3	169.8
Government of Canada	34.3	36.4	38.8	39.3	39.8
Income from Government Business Enterprises	7.4	7.4	6.3	6.9	7.7
Other Non-Tax Revenue	25.4	25.0	21.0	20.3	20.6
Total Revenue	209.0	221.6	219.9	227.9	237.9

Base Programs
Health Sector	85.2	89.3	91.1	92.4	93.6
Education Sector[3]	37.1	38.4	41.0	41.1	41.3
Postsecondary Education Sector	13.3	14.2	13.0	13.1	12.8
Children, Community and Social Services Sector	19.3	20.6	20.4	20.4	20.4
Justice Sector	6.0	6.5	6.7	6.5	6.4
Other Programs	34.4	40.6	44.1	43.1	43.3
Total Base Programs	195.2	209.7	216.3	216.7	217.9
Significant Exceptional Expenses	–	2.7	–	–	–
Total Programs	195.2	212.4	216.3	216.7	217.9
Interest and Other Debt Servicing Charges	14.5	15.2	16.2	17.0	17.8
Total Expense	209.7	227.6	232.5	233.7	235.7
Surplus/(Deficit) Before Reserve	(0.6)	(6.0)	(12.6)	(5.8)	2.2
Reserve	–	–	2.0	2.0	2.0
Surplus/(Deficit)	(0.6)	(6.0)	(14.6)	(7.8)	0.2
Net Debt as a Per Cent of GDP	36.4%	36.3%	37.9%	38.9%	38.6%
Net Debt as a Per Cent of Operating Revenue	198.1%	195.4%	211.4%	215.4%	212.4%
Net Interest as a Per Cent of Operating Revenue	5.5%	5.8%	6.5%	6.7%	6.8%
[1]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

[2]	Interim represents the 2025 Budget projection for the 2024–25 fiscal year.
[3]	Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

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Ontario’s Economic and Fiscal Outlook in Brief

Revenue Outlook Over the Medium Term

Ontario’s revenue outlook is forecasted to increase from $209.0 billion in 2023–24 to $237.9 billion in 2027–28.

Ontario’s revenue outlook is anchored by an economic projection based on private-sector forecasts and the best available information at the time of finalizing the planning projection. Details of the medium-term revenue outlook are outlined in Chapter 3: Ontario’s Fiscal Plan and Outlook.

Key inputs included in the revenue forecast are a prudent economic outlook; existing federal–provincial agreements and funding formulas; and the business plans of government ministries, business enterprises and service organizations.

Program Expense Outlook Over the Medium Term

Ontario’s program expense outlook is expected to grow from $195.2 billion in 2023–24 to $217.9 billion in 2027–28. The additional funding will primarily be used to protect Ontario’s economy and its workers and to strengthen communities through investments in critical public services.

Interest and Other Debt Servicing Charges Outlook Over the Medium Term

To increase fiscal transparency, Interest on Debt is being renamed Interest and Other Debt Servicing Charges (IOD) to more accurately reflect the expenses incurred to deliver an effective, cost-efficient borrowing program.

Interest and other debt servicing charges is forecast to be $15.2 billion in 2024–25, down from the 2024 Budget forecast of $16.5 billion, and remains at the same level or lower than the forecast for each of the medium-term outlook years in the 2024 Budget.

Other Fiscal Plan Assumptions

The reserve is set at $2.0 billion each year from 2025–26 to 2027–28, reflecting Ontario’s commitment to maintaining a prudent and flexible fiscal plan. These represent some of the highest reserves allocated in any Ontario Budget.

The net debt-to-GDP ratio is projected to be 37.9 per cent in 2025–26, 38.9 per cent in 2026–27, and 38.6 per cent in 2027–28.

10

Ontario’s Economic and Fiscal Outlook in Brief

Economic and Fiscal Outlook Scenarios

Due to heightened uncertainty around U.S. trade policies, the Ministry of Finance has developed scenarios to assess the potential impact from tariffs on Ontario’s economy over the projection period. As significant risks remain regarding the scale, scope and timing of U.S. trade policies, these alternative scenarios should not be considered the best case or the worst case. Rather, they illustrate a broader range of possible alternative outcomes. See Chapter 2: Economic Performance and Outlook for more details.

Ontario Real GDP Growth Scenarios

(Per Cent)

	2025p	2026p	2027p	2028p
Faster Growth Scenario	1.6	1.8	2.0	2.0
Planning Projection	0.8	1.0	1.9	1.9
Slower Growth Scenario	0.0	(0.4)	1.9	1.9

p = Ontario Ministry of Finance planning projection based on external sources and alternative scenarios as of April 3, 2025.

Source: Ontario Ministry of Finance.

Ontario Nominal GDP Growth Scenarios

(Per Cent)

	2025p	2026p	2027p	2028p
Faster Growth Scenario	3.8	3.9	4.0	3.9
Planning Projection	3.1	3.0	4.0	4.0
Slower Growth Scenario	2.3	1.6	4.0	4.0

p = Ontario Ministry of Finance planning projection based on external sources and alternative scenarios as of April 3, 2025.

Source: Ontario Ministry of Finance.

In the event that the alternative economic scenarios materialize as opposed to the Planning Projection, Ontario’s fiscal plan would also change as a result.

Based on the two alternative nominal GDP growth economic scenarios, two taxation revenue outlook scenarios were developed.

Ontario’s Taxation Revenue Scenarios

($ Billions)

	2025–26p	2026–27p	2027–28p
Faster Growth Scenario	156.0	166.3	176.4
Planning Projection	153.7	161.3	169.8
Slower Growth Scenario	151.3	155.4	162.3

p = Ontario Ministry of Finance planning projection based on external sources and alternative scenarios as of April 3, 2025.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

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Ontario’s Economic and Fiscal Outlook in Brief

In the Faster Growth scenario, total taxation revenue over the medium term is $6.6 billion higher than the Planning Projection in 2027–28, while in the Slower Growth scenario, total taxation revenue is $7.4 billion lower.

Under the Faster Growth scenario, the deficit outlook may improve to $12.3 billion in 2025–26, $2.5 billion in 2026–27, followed by a surplus of $7.3 billion in 2027–28. However, if the Slower Growth scenario takes place instead, the deficit outlook may deteriorate to $17.1 billion in 2025–26, $13.9 billion in 2026–27 and $7.7 billion in 2027–28.

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Ontario’s Economic and Fiscal Outlook in Brief

Borrowing and Debt Management

Ontario’s borrowing program is primarily used to fund deficits, refinance maturing debt and make investments in capital assets. Ontario will continue to finance most of its borrowing program in the long-term public markets in Canada and internationally. Ontario completed long-term public borrowing of $49.5 billion in 2024–25. The total long-term borrowing requirements for 2025–26, 2026–27 and 2027–28 are forecast to be $42.8 billion, $41.1 billion and $33.0 billion, respectively.

2024–25 Borrowing Program and Medium-Term Outlook

($ Billions)

	2024–25			Medium-Term Outlook

	2024 Budget	Change from 2024 Budget	Interim[1] 2024–25	2025–26	2026–27	2027–28
Deficit/(Surplus)	9.8	(3.8)	6.0	14.6	7.8	(0.2)
Provincial Investment in Capital Assets	17.7	(0.5)	17.2	23.1	23.7	20.1
Amortization of Capital Assets[2]	(8.4)	(0.2)	(8.6)	(9.1)	(9.3)	(10.1)
Non-Cash and Cash Timing Adjustments	(2.6)	6.2	3.6	(3.1)	(3.4)	(4.3)
Net Loans and Investments	(0.3)	0.8	0.5	1.2	(0.1)	–
Debt Maturities and Redemptions	28.0	–	28.0	33.1	26.9	27.5
Total Funding Requirement	44.2	2.5	46.7	59.8	45.6	33.0
Decrease/(Increase) in Short-Term Borrowing	(5.0)	–	(5.0)	(5.0)	(2.5)	–
Increase/(Decrease) in Year-End Cash and Cash Equivalents[3]	(1.0)	8.8	7.8	(12.0)	(2.0)	–
Total Long-Term Public Borrowing	38.2	11.3	49.5	42.8	41.1	33.0
[1]	Interim represents the 2025 Budget projection for the 2024–25 fiscal year.
[2]	Starting in the 2025 Budget, Amortization of Capital Assets will be reflected in a separate line in this table to reflect the increasing impact of the capital plan on the borrowing program.
[3]	Starting in 2024–25, pre-borrowing will be reflected as part of the increase in year-end cash and cash equivalents.

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

Ontario is forecasted to pay $15.2 billion in interest costs in 2024–25, $16.2 billion in 2025–26 and $17.0 billion in 2026–27. As outlined in the 2024 Ontario Economic Outlook and Fiscal Review, Ontario is updating the presentation of interest costs to improve transparency in financial reporting. Interest costs and interest revenue will now be presented separately — this change is fiscally neutral.

The government remains committed to reducing the debt burden and putting Ontario’s finances back on a more sustainable path. The province’s debt sustainability targets are reviewed annually, based on the latest economic and fiscal conditions, to ensure Ontario is making progress towards reducing the debt burden. Meeting these targets on a sustained basis would help improve Ontario’s credit rating profile and lower its cost of borrowing. This would result in less money being required to pay for interest and other debt servicing charges, which frees up resources for other priorities.

13

Ontario’s Economic and Fiscal Outlook in Brief

As a result of the change in presentation of interest costs, two of Ontario’s debt sustainability measures will be renamed. “Interest on Debt-to-Revenue” is now “Net Interest-to-Operating Revenue,” and “Net Debt-to-Revenue” is now “Net Debt-to-Operating Revenue.”

The targets, which remain unchanged from the 2023 Budget, are listed in the table below.

Progress on Relevant Debt Sustainability Measures

(Per Cent)

	Targets	2024 Budget 2024–25 Forecast	2025 Budget 2024–25 Forecast	2024 Budget 2025–26 Forecast	2025 Budget 2025–26 Forecast

Net Debt-to-GDP	<40.0	39.2	36.3	39.5	37.9

Net Debt-to-Operating Revenue	<200	214	195	211	211

Net Interest-to-Operating Revenue	<7.5	6.8	5.8	6.8	6.5

Source: Ontario Financing Authority.

See Chapter 4: Borrowing and Debt Management for more details on Ontario’s borrowing program, including borrowing outlook scenarios and the debt burden reduction strategy.

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Ontario’s Economic and Fiscal Outlook in Brief

A Capital Plan for a Stronger Ontario

Ontario’s Plan to Build includes the most ambitious capital plan in Ontario’s history, with planned investments over the next 10 years totalling over $200 billion, including over $33 billion in 2025–26. To address the historic infrastructure deficit, this plan is getting shovels in the ground to build highways, hospitals and other critical assets, laying the foundation for a stronger Ontario.

Key highlights in the capital plan include:

Building Highways

Nearly $30 billion over 10 years to support the planning and construction of highway expansion and rehabilitation projects across the province, including:

•	Highway 413, a new 400-series highway and transportation corridor across Halton, Peel and York Regions that will bring relief to one of the busiest corridors in North America and save drivers up to 30 minutes each way on their commute;

•	Bradford Bypass, a new four-lane freeway connecting Highway 400 in Simcoe County and Highway 404 in York Region, which will save drivers an estimated 35 minutes in travel time;

•	Feasibility work for a Highway 401 tunnel expressway to help relieve gridlock and improve the effectiveness of infrastructure;

•	The Queen Elizabeth Way (QEW) Garden City Skyway Bridge Twinning project, which includes construction of a new bridge on the QEW over the Welland Canal, connecting the City of St. Catharines to the Town of Niagara-on-the-Lake;

•	Enhancing Highway 401 to improve safety, traffic flow, and support economic development through resurfacing, bridge repairs and ramp upgrades near Kingston and between Mallorytown and Brockville;

•	Widening existing corridors across the province, such as Highway 11/17 between Thunder Bay and Nipigon, and Highway 17 between Kenora and the Manitoba border;

•	Supporting the planning and design for a new interchange connecting Highway 401 to Lauzon Parkway in Windsor, which will support increased opportunities for trade and better access to the Windsor–Detroit border;

•	Continuing progress on uploads of the Gardiner Expressway and Don Valley Parkway, including providing funding that has sped up the repair of the Gardiner Expressway, accelerating the third stage of Section 2 rehabilitation works more than a year ahead of schedule;

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Ontario’s Economic and Fiscal Outlook in Brief

•	Widening Highway 3 from two to four lanes between Essex and Leamington to improve road safety and keep people and goods moving in Southwestern Ontario; and

•	Supporting renewed partnerships with Animbiigoo Zaagi’igan Anishinaabek, Aroland First Nation, Ginoogaming First Nation and Long Lake #58 First Nation to build and improve highway infrastructure that will help connect more First Nation communities to the province’s highway network.

Building Transit

Approximately $61 billion over 10 years for public transit, with a variety of projects underway, including:

•	Building the largest subway expansion in Canadian history: the Ontario Line, the Scarborough Subway Extension, the Eglinton Crosstown West Extension and the Yonge North Subway Extension — part of the government’s plan to slash commute times across the Greater Toronto Area (GTA);

•	Building and expanding Light Rail Transit (LRT): the Hamilton LRT, Hazel McCallion Line, Eglinton Crosstown and Finch West LRT will provide more people with fast, affordable and reliable transit;

•	Investing $758 million to help the Toronto Transit Commission (TTC) purchase 55 new trains for Toronto’s Line 2 subway;

•	Advancing feasibility studies for GO 2.0, to build on existing investments in the GO Transit Network with a transformational expansion of GO train service;

•	Investing $850 million to refurbish GO Transit rail cars as part of the ongoing service expansion across the GO rail network and to support hundreds of manufacturing jobs and economic growth in Northern Ontario;

•	Investing in reinstating the Northlander, which will provide safe and reliable transportation options between Northern Ontario and Toronto. The government is investing in platform reconstruction and installation of pre-manufactured shelters at specific stops, in addition to providing the rail service with new fully accessible and state-of-the-art trains; and

•	Constructing the East Harbour Transit Hub, which will improve access to transit for thousands of residents and support more than 50,000 jobs in the area.

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Ontario’s Economic and Fiscal Outlook in Brief

Building Health Infrastructure

Approximately $56 billion over the next 10 years in health infrastructure, including over $43 billion in capital grants, to support more than 50 major hospital projects that would add approximately 3,000 new beds over 10 years to increase access to quality care. Investments are being made to support hospital projects, including:

•	Funding for the planning of the new Campbellford Memorial Hospital to replace the current hospital and create a “rural hub” with various community support services and additional inpatient beds;

•	Funding for the planning of the new Orillia Soldiers’ Memorial Hospital to plan the construction of new hospital facilities to address aging infrastructure and support future growth;

•	Investing in renovating and expanding the existing Timmins and District Hospital emergency department to almost four times its current size, with additional acute treatment areas and an area for emergency mental health care. Once complete, the new space will address growth in emergency department volumes and incorporate modern standards and best practices for improving the health of Northern communities;

•	Investing in the William Osler Health System – Peel Memorial Hospital to support the March 2025 start of construction for a new multi-storey patient tower with up to 250 inpatient beds and a new, state-of-the-art, 24/7 emergency care centre to connect more people to a wide range of emergency and urgent medical care;

•	Advancing the Weeneebayko Area Health Authority project, including support for early works in August 2024. Construction is expected to be complete by 2030 for a state-of-the-art hospital and Elder Care Lodge in Moosonee, along with a new ambulatory care centre on Moose Factory Island, bringing much-needed health services to the region;

•	Supporting the North York General Hospital – Inpatient Redevelopment Project for the construction of a new patient tower to address high acuity programs and services, renovations to the hospital’s existing facilities to address infrastructure deficiencies and connectivity between buildings, and the conversion of the existing emergency department into an urgent care centre;

•	Funding for the Runnymede Healthcare Centre Post-Traumatic Stress Injury Centre of Excellence, a two-facility project to expand access to comprehensive mental health and rehabilitation treatment for first responders affected by work-related stress or trauma; and

•	Funding for the University Health Network’s West Park Reactivation Care Centre to transform the former West Park Healthcare Centre hospital building into a 188-bed reactivation care centre.

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Ontario’s Economic and Fiscal Outlook in Brief

Building Long-Term Care

Planned investments that total a historic $6.4 billion since 2019 are in place to build 58,000 new and upgraded long-term care beds across the province by 2028 to modern design standards. As of April 2025, 23,977 beds (147 projects) are either opened, under construction, or have the approval to start construction, including:

•	Advancing construction on 103 long-term care projects that started between April 2022 and April 2025, by providing a supplemental increase to the Construction Funding Subsidy, to stimulate the start of construction for more long-term care homes across Ontario; and

•	Introducing new tools to the long-term care sector to support financing the development of long-term care beds with the support of the Building Ontario Fund.

Building Schools

•	Investing over $30 billion, including approximately $23 billion in capital grants, over the next 10 years to build more schools and child care spaces, including a new French Catholic elementary school in Sudbury, an addition to Northwood Public Elementary School in Windsor, a new French Catholic elementary school in Ottawa, a new elementary and secondary school in Newcastle, a new English public secondary school in Oshawa, and a new Stouffville public elementary school.

Building Postsecondary Education Infrastructure

•	Investing more than $5 billion in the Postsecondary Education sector over the next 10 years, including over $2 billion in capital grants, to help colleges, universities and Indigenous Institutes modernize facilities by upgrading technology, supporting critical repairs and improving energy efficiency.

Building High-Speed Internet

•	Investing nearly $4 billion, beginning in 2019–20, to ensure every community across Ontario has access to high-speed internet. As of April 2025, more than 120,000 previously unserved and underserved homes and businesses now have access to high-speed internet through the broadband programs.

Building Housing-Enabling Municipal Infrastructure

•	Investing $2.3 billion over four years, beginning in 2024–25, to help build municipal housing-enabling infrastructure projects through the Municipal Housing Infrastructure Program (MHIP) and the Housing-Enabling Water Systems Fund (HEWSF). This includes an additional $400 million to address the high demand of HEWSF and MHIP and existing investments through the various streams and intakes that are underway.

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Ontario’s Economic and Fiscal Outlook in Brief

Infrastructure Expenditures1

($ Millions)

	Interim[2,3] 2024–25	Medium-Term Outlook			10-Year Total[4]
		2025–26	2026–27	2027–28
Sector
Transportation
Transit	10,100	10,749	11,282	8,136	60,665
Provincial Highways	3,387	4,259	4,125	3,741	29,881
Other Transportation, Property and Planning	233	321	178	173	1,401
Health
Hospitals	3,546	4,470	6,600	7,775	54,127
Other Health	575	732	1,001	754	6,977
Education	3,865	4,216	3,393	3,011	30,057
Postsecondary Education
Colleges and Other	930	708	507	392	3,617
Universities	136	185	147	206	1,445
Social	750	644	659	490	2,403
Justice	711	973	823	829	4,265
Other Sectors[5]	3,624	7,778	4,770	3,491	28,247
Total Infrastructure Expenditures	27,856	35,037	33,485	28,999	223,085
Less: Other Partner Funding[6]	3,451	1,690	1,897	2,774	22,191
Total[7]	24,405	33,346	31,588	26,225	200,894
[1]

Includes interest capitalized during construction; third-party investments in hospitals, colleges and schools; federal and municipal contributions to provincially owned infrastructure investments; and transfers to municipalities, universities and non-consolidated agencies.

[2]	Interim represents the 2025 Budget projection for the 2024–25 fiscal year.
[3]	Includes provincial investment in capital assets of $17.2 billion.
[4]	Total reflects the planned infrastructure expenditures for years 2025–26 through to 2034–35.
[5]	Includes high-speed internet infrastructure, government administration, natural resources, and culture and tourism industries.
[6]	Other Partner Funding refers to third-party investments, primarily in hospitals, colleges and schools.
[7]	Includes federal/municipal contributions to provincial infrastructure investments.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

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Ontario’s Economic and Fiscal Outlook in Brief

20

Chapter 1 A Plan to Protect Ontario

Section A: Helping Workers and Businesses Weather the Storm

Section A: Helping Workers and Businesses Weather the Storm

U.S. tariffs represent a significant threat to the economy. Historically, Canada has relied on open trade with the United States and each economy has benefited immensely from this relationship. This trade has supported trillions of dollars annually in economic activity and millions of jobs in both countries. Despite this long-standing partnership, Canada faces unnecessary and unjust tariffs from the United States, which are harming businesses and workers on both sides of the border.

The people of Ontario are particularly exposed to these tariffs and the widespread economic uncertainty that comes with them. Ontario’s workers and businesses, which form the backbone of its economy, have been unfairly targeted by tariffs, putting at risk the province’s prosperity. Across the province, 285,000 jobs depend on exporting goods to the United States (almost 3.5 per cent of total employment), with many thousands more jobs relying on U.S. exports across domestic supply chains.

This is why the government is taking steps to protect Ontario’s economy and workers and to prepare for the challenges ahead. The 2025 Budget includes measures to protect livelihoods from the impacts of U.S. economic aggression, as well as a plan to build an economy that is more competitive, resilient and self-reliant. Against a backdrop of massive change on the world stage, the government is taking bold action. This Budget lays the groundwork for the government’s goal to transform Ontario into the most competitive place to invest in the G7.

23

Chapter 1: A Plan to Protect Ontario

Immediate Supports for Tariff-Impacted Workers and Businesses

The tariffs imposed by the United States represent an immediate economic threat that impacts key industries and the livelihoods of workers on both sides of the border. These tariffs pose significant challenges for Ontario’s sectors, such as automotive and steel production, and are expected to lead to job losses across the economy, as well as higher costs for consumers.

The government is taking action to help weather this storm by providing urgent relief and support for workers, businesses and communities, while building an economy that is more competitive, resilient and self-reliant. Ontario will seize this opportunity by boosting the province’s internal trading capacity as well as investing in infrastructure, and critical mineral and resource development projects, including those in the Ring of Fire. This will help unleash Ontario’s economic potential while remaining a competitive place to invest, create jobs and grow businesses.

24

Section A: Helping Workers and Businesses Weather the Storm

Taking Steps to Protect Workers Amid Economic Uncertainty

In the face of U.S. tariffs, the Ontario government announced in April 2025 that it was providing approximately $11 billion in relief and support as a first step to protect workers and businesses. These measures will help give workers and businesses the support they need amid growing economic uncertainty.

Helping Businesses Through the Deferral of Select Provincially Administered Taxes

Ontario is supporting businesses impacted by U.S. tariffs by providing a six-month interest and penalty-free period, during which penalties and interest will not apply to any Ontario businesses that choose to defer payment under select provincially administered taxes. This measure will provide up to $9 billion in cash flow support to about 80,000 Ontario businesses and job creators, giving them more flexibility to deal with any challenges resulting from U.S. tariffs.

From April 1, 2025, to October 1, 2025, all businesses who pay taxes under 10 of Ontario’s business-focused tax programs can defer payments for taxes owed, without incurring interest and penalties. Ontario businesses are required to continue to file their tax returns on time during this period.

Chapter 1: A Plan to Protect Ontario

Supporting Businesses Through Workplace Safety and Insurance Board Rebates and Premium Reductions

Through the Workplace Safety and Insurance Board (WSIB), the government has taken significant steps to help businesses weather economic uncertainty, thanks to rebates and premium rate reductions to protect businesses and jobs in Ontario.

As announced in November 2024, starting in 2025, WSIB rates have been reduced to the lowest in half a century, which will save Ontario businesses about $150 million annually. In addition, the WSIB will distribute rebates of $4 billion in surplus funds to safe employers in 2025. These measures reflect the government’s commitment to fostering a robust and resilient business environment to protect against economic uncertainty and the impact of U.S. tariffs.

Strengthening and Growing Ontario’s Economy Through Strategic Investments

Tariffs levied by the U.S. government are undermining Ontario’s economy. These tariffs are generating economic instability globally and forcing Ontario-based businesses to reconsider their U.S. trading dependency to protect the province’s local economy. The provincial government has already taken action to provide relief and support for workers and businesses.

Moving forward, the Ontario government is creating the Protecting Ontario Account (POA), a fund of up to $5 billion designed to provide businesses with critical support to protect jobs, transform businesses, and grow strategic sectors of the economy.

The Protecting Ontario Account will work in tandem with federal government supports to provide up to $1 billion in immediate liquidity relief aimed at protecting Ontario businesses and workers facing significant tariff-related business disruptions. This liquidity relief will augment the existing supports and serves as an emergency backstop for Ontario businesses that have exhausted available funding.

The government will continue to assess the tariff-related impacts to Ontario’s economy and will leverage the Protecting Ontario Account, which will make $4 billion in funding available for a variety of programs designed to support businesses affected by tariff-related disruptions, as needed.

Ontario is also calling on the federal government to work together with the province to enhance and augment support to these businesses.

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Section A: Helping Workers and Businesses Weather the Storm

Supporting Laid-Off Workers

The government is investing $20 million in 2025–26 to mobilize new training and support centres, formerly known as action centres, providing immediate transition supports for laid-off workers, including those impacted by U.S. tariffs. These centres coordinate access to programs to help workers, employers and communities impacted by mass layoffs, and will bring together partners like Service System Managers, unions, local community organizations, and colleges and universities to help laid-off workers. The centres provide temporary places for affected workers to receive services, including referrals to in-demand training, job search assistance, upskilling and Employment Ontario programs.

Protecting Communities from Tariffs and Trade Disruptions

U.S. tariffs have created economic challenges across Ontario, and individual communities may face major disruptions. The government is taking action to respond to the unique and unprecedented needs of Ontario communities by creating the new Trade-Impacted Communities Program (TICP).

The TICP will help communities and local industries in Ontario navigate significant economic challenges caused by U.S. trade disruptions. This new program will provide up to $40 million in grants, starting in 2025–26, which are flexible and tailored to the needs of individual communities and local industries. This funding will support projects that help communities respond to trade disruptions and pivot to procurement from domestic and local suppliers where possible. The program will also support large-scale strategic initiatives that enable and transform key sectors and industrial clusters to help businesses grow, find new markets and investments, and diversify their supply chains. Municipal governments, economic development organizations, business accelerators, and incubators, as well as sector or industry associations, will be eligible for the program.

Lowering Costs for Businesses Selling Alcohol

The government is lowering costs for over 23,000 small businesses across Ontario by increasing the Liquor Control Board of Ontario (LCBO) wholesale discount rate from 10 per cent to 15 per cent on beer, wine, cider, spirits, and Ready-to-Drink beverages wholesaled by the LCBO to bars, restaurants, convenience stores, and LCBO Convenience Outlets from spring 2025 until the end of 2025. This will result in a total estimated savings of approximately $56 million for Ontario businesses in 2025.

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Chapter 1: A Plan to Protect Ontario

Standing By Ontario’s Investments in the Auto and Electric Vehicle Battery Sector

The government will continue to stand firmly behind, and maintain, its financial contributions to the electric vehicle and battery auto pact that helped attract over $46 billion in transformative investments from global automakers, parts suppliers, and manufacturers of electric vehicle batteries and battery materials since 2020. Ontario expects the federal government to do the same.

However, the progress Ontario has made to help build and transform the sector is threatened by U.S. tariffs targeting auto exports from Canada and other countries. To support the sector through these challenges and further enhance its competitiveness, the government is extending its investment in the Ontario Automotive Modernization Program (O-AMP) and the Ontario Vehicle Innovation Network (OVIN), through a total investment of $85 million.

Section A: Helping Workers and Businesses Weather the Storm

Ontario is providing additional funding to continue the OVIN program delivered by the Ontario Centre of Innovation through an investment of $73 million over the next four years, starting in 2025–26. The funding will support regional technology development sites, research and development (R&D) partnerships, and incubator projects for automotive and mobility small and medium-sized enterprises (SMEs). To date, the program has supported over 600 Ontario SMEs, created or retained over 6,000 jobs, and leveraged over $850 million in private-sector investments.

Ontario is also investing $12 million over the next three years, starting in 2025–26, to continue O-AMP. The program is designed to support Ontario’s automotive parts suppliers by helping these SMEs upgrade outdated equipment and adopt new tools and technologies to innovate their product lines and continue to modernize their processes. Since inception, the program has supported 215 projects, creating over 1,000 jobs, retaining nearly 16,000 jobs, and leveraging over $59 million in private-sector investment.

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Chapter 1: A Plan to Protect Ontario

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Section B: Protect Ontario

Section B: Protect Ontario

The U.S. trade actions over the last few months have shown that Ontario can no longer assume the benefits of its economic partnership with the United States. This is why, to protect Ontario’s economy, the government is preparing for the challenge ahead. This starts with Ontario’s ambitious plan to unleash the province’s enormous economic potential and transform the economy to help make Ontario the most competitive place to invest and do business in the G7.

Building a More Competitive, Resilient and Self-Reliant Economy

Since 2018, Ontario has welcomed nearly $70 billion in investments across key sectors, helped to create nearly one million new jobs, and lowered costs for businesses through actions that include cutting taxes and lowering electricity prices. The actions the government has taken would enable an estimated $11.9 billion in savings and supports for Ontario businesses in 2025. This will help companies start and grow their businesses, creating better jobs and bigger paycheques for workers across Ontario.

The government is continuing to enhance Ontario’s competitiveness by supporting investments in manufacturing, expanding interprovincial trade, increasing the province’s electricity capacity, encouraging innovation, and helping small businesses thrive. In addition, Ontario is taking steps to unlock the critical mineral resources needed to supply its industries and build the critical infrastructure needed to get them there.

Chapter 1: A Plan to Protect Ontario

Taking Action to Protect Manufacturing Jobs and Attract Investment

Ontario has attracted nearly $70 billion in new investments across the manufacturing, life sciences and technology sectors. However, U.S. tariffs and protectionism are putting this progress at risk and disrupting industries that provide good jobs in communities across the province. The government will meet these challenges by continuing to incentivize investment in high-priority sectors.

Increasing Support for Ontario Manufacturers and Processors

As part of the 2023 Budget, the government announced the Ontario Made Manufacturing Investment Tax Credit (OMMITC) to support qualifying Canadian-controlled private corporations (CCPCs) making eligible investments in buildings, machinery and equipment for use in manufacturing or processing in the province. It is estimated that the OMMITC will provide about $1.4 billion in income tax support to Ontario’s manufacturers and processors by 2027–28.

As part of the government’s commitment to protect manufacturing jobs, the government is proposing to temporarily enhance the OMMITC for CCPCs and expand access to the OMMITC to non-Canadian-controlled private corporations (non-CCPCs) making eligible investments in Ontario.

The temporary enhancement would increase the rate of support for eligible expenditures by CCPCs from 10 per cent to 15 per cent. Under the temporary expansion, non-CCPCs would be able to access the OMMITC as a 15 per cent non-refundable corporate income tax credit. Eligible expenditures would mirror those eligible for the existing OMMITC that are made on or after May 15, 2025, and before 2030. Through these proposed changes, a corporation could receive a tax credit of up to $3 million per year.

By enhancing and expanding the OMMITC, the government would be providing an additional $1.3 billion over three years in estimated support to help lower costs for businesses that invest in buildings, machinery and equipment that are used for manufacturing and processing in Ontario. In the wake of U.S. tariffs and the impacts they may have on Ontario’s manufacturing sector, this additional support would help increase the competitiveness and resilience of the sector, helping to protect and create good-paying manufacturing jobs.

Detailed legislation for these proposed changes would be introduced as part of the 2025 Ontario Economic Outlook and Fiscal Review.

See the Annex: Details of Tax Measures and Other Legislative Initiatives for more information.

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Section B: Protect Ontario

Supporting Investments by Small and Medium-Sized Manufacturers

The government continues to offer programs that can support businesses looking to adjust their operations in the face of trade risks or looking to take advantage of new economic opportunities. Under the Regional Development Program (RDP), the government provides financial support and guided access to a range of complementary services and supports for eligible small and medium-sized businesses and municipalities in Southwestern and Eastern Ontario. To date, the government has supported more than 165 projects through the RDP, leveraging more than $2.1 billion in new investments, and helping to create more than 4,000 jobs in the province.

As part of the RDP, the government also provides financial support to advanced manufacturing companies through the Advanced Manufacturing and Innovation Competitiveness (AMIC) Stream with a focus on small and medium-sized enterprises across Ontario. As announced in the 2024 Ontario Economic Outlook and Fiscal Review, the government is providing an additional $40 million to extend the AMIC Stream starting in 2025–26 as part of the government’s Advancing Ontario Made Manufacturing Plan.

Chapter 1: A Plan to Protect Ontario

Boosting the Province’s Competitiveness Through Invest Ontario

As U.S. tariffs continue to create investment uncertainty for businesses, the government is committed to providing greater economic stability and resilience by supporting major investments in the province through Invest Ontario. As the province’s investment attraction agency, Invest Ontario promotes Ontario as a top-tier destination for domestic and global investment, by providing investors with key information about Ontario’s business supports and program services. In addition, the agency offers financial support through its $700 million Invest Ontario Fund to help businesses locate or expand in the province, with a focus in key sectors such as advanced manufacturing, life sciences and technology. To date, Invest Ontario has announced over $7.5 billion in investments, which are expected to create almost 9,500 jobs.

To continue securing major investments, the government is allocating an additional $600 million to the Invest Ontario Fund to provide the agency greater stability in executing its mandate of job creation and investment attraction. The additional funding will help increase the agency’s responsiveness to current economic challenges by providing greater certainty to investors and helping to ensure Ontario stays competitive on the global stage.

Establishing a Global Artificial Intelligence Manufacturing Technologies Research and Development Centre for Battery Production in Ontario

In March 2025, the government announced Invest Ontario was supporting an investment of $150 million by Siemens, a leading technology company, to establish a Global Artificial Intelligence (AI) Manufacturing Technologies Research and Development (R&D) Centre for Battery Production at its headquarters in Oakville. Ontario is providing $7.2 million in funding through the Invest Ontario Fund to support Siemens’ investment. The R&D centre will focus on developing cutting-edge AI manufacturing technologies that advance battery efficiency and refine production processes to support electric vehicle (EV) battery production. Once operational, the centre will leverage collaborations between battery manufacturers and universities to upskill the province’s auto workforce. Siemens’ investment is expected to create up to 90 good-paying jobs across the province and play an important role in facilitating improved value and innovation across Ontario’s EV battery supply chain.

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Section B: Protect Ontario

Expanding Ontario’s Shipbuilding Industry

Growing the shipbuilding industry is one part of Ontario’s strategy to strengthen the province’s position as a leader in marine transportation, as outlined in The Future of the Great Lakes Economy: Ontario’s Marine Transportation Strategy.

The Ontario government is investing over $200 million to support the shipbuilding industry and the broader marine sector, starting with the new Ontario Shipbuilding Grant Program. The program will provide non-repayable grants to Ontario shipbuilders for projects that support the shipbuilding industry’s competitiveness, business growth and long-term capacity. The grant program will directly benefit Ontario-based shipbuilding companies and their employees by supporting skills training, the purchase of machinery and equipment, and infrastructure improvements.

Enhancing the competitiveness of Ontario’s shipbuilding industry and the broader marine sector is key to unlocking the untapped potential of the sector and fostering economic development throughout different regions of the province, including Northern Ontario. Strengthening the province’s shipbuilding industry is also critical to enhancing Ontario’s economic competitiveness, including for federal procurements to support Canada’s shipbuilding capacity under the federal National Shipbuilding Strategy.

Chapter 1: A Plan to Protect Ontario

Ontario calls on the federal government to recognize the important role that Ontario shipbuilders can play in the National Shipbuilding Strategy to bolster Canada’s domestic shipbuilding capabilities, as well as supporting Canada in meeting and exceeding its two per cent of GDP NATO spending target as part of national defence commitments.

Unleashing the Economic Potential of Critical Minerals

The imposition of U.S. tariffs has highlighted the urgent need to bolster Ontario’s economic resilience. This includes greater emphasis on domestically sourced critical minerals to maintain secure supply chains and unleash Ontario’s economy.

Critical minerals, such as copper, lithium, nickel, cobalt, graphite and rare earth elements, are the foundation upon which modern technology is built. Rapidly changing technologies are, in turn, increasing the global demand for critical minerals, which have become important to strategic industries, including in the defence, aerospace, automotive and energy sectors.

Section B: Protect Ontario

Unlocking the Ring of Fire

The Ring of Fire is one of Ontario’s greatest assets in the face of economic threats from the United States. Covering approximately 5,000 square kilometres, the Ring of Fire contains one of the most promising mineral development opportunities in the world, representing enormous economic potential. The region includes reserves of chromite, copper, cobalt, nickel, platinum and many other critical minerals that play a significant role in supporting innovative technologies, including electronics, EVs and cleantech.

Supporting development in the Ring of Fire area will help ensure that Northern communities reap the benefits of critical mineral development, and that First Nation communities benefit through partnerships that offer economic opportunities spanning generations.

As Ontario invests in and makes progress on developing critical infrastructure in the Ring of Fire region, the provincial government continues to call on the Government of Canada to match Ontario’s funding commitments and expedite approval processes for all infrastructure that would enable the development of the Ring of Fire and generate considerable economic benefit to Indigenous and Northern communities.

The current permitting and authorization processes for mining and major infrastructure projects require proponents to navigate a complex process of overlapping and duplicative approvals from multiple ministries and levels of government. In April 2025, the Legislature introduced the Protect Ontario by Unleashing Our Economy Act, 2025, which, if passed, would cut the red tape and duplicative processes that have held back major infrastructure, mining and resource development projects, including in the Ring of Fire. A key component of this legislation is a new One Project, One Process permitting model that streamlines approval processes across government to one process, with the intent of reducing government review time by 50 per cent. Ontario is looking forward to working with the Government of Canada on the One Project, One Review commitment to sign Cooperation and Substitution Agreements, within six months, with all willing Premiers, as well as Indigenous Governing Bodies, allowing the federal government to recognize provincial-, territorial-, and Indigenous-led assessments.

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Chapter 1: A Plan to Protect Ontario

Improving Access to the Ring of Fire

Developing key infrastructure, including all-season, dependable road access, is a critical step to unlocking economic opportunities and benefits in the Ring of Fire.

The government is helping to advance all-season road projects, including infrastructure feasibility studies. This includes the Marten Falls Community Access Road, Webequie Supply Road, Northern Road Link, Anaconda, and Painter Lake Roads. When complete, these roads would help improve access to goods and services, including education, health care and housing, for First Nation communities by connecting them to the Ontario highway network for the first time.

In November 2024, the government, along with regional First Nations Chiefs, announced the completion of critical highway infrastructure improvements in the Greenstone area in Northern Ontario. These upgrades, including upgrades to Highways 584/643 at the gateway to the Ring of Fire region, will improve connections to the provincial highway network.

In January 2025, the government signed a historic agreement with the Aroland First Nation, where for the first time in the province’s history, agreements are in place to build roads along the entire route to the Ring of Fire. The agreement includes support for upgrades to Anaconda and Painter Lake Roads, as well as major new investments in infrastructure and energy transmission in the region.

The government is investing $11.9 million in 2025–26 to support the advancement of the Matawa Broadband project, to provide modern and scalable telecommunication services to five Matawa-member communities in the Ring of Fire Area: Nibinamik, Neskantaga, Eabametoong, Marten Falls, and Webequie First Nations. The broadband project includes the installation of approximately 800 kilometres of fibre-optic telecommunications cable from Wunnumin Lake to Aroland First Nations, connecting each of the five remote Matawa-member communities. It will give communities access to education, training and skills development, as well as access to increased business opportunities.

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Section B: Protect Ontario

Attracting Investments to Accelerate Ontario’s Critical Minerals Processing Capacity

As the government accelerates the development of critical minerals projects in Ontario, it is also working to attract historic investments to support critical mineral processing capacity here at home, to help ensure that minerals mined in Ontario will be processed in Ontario, by Ontario workers. The government will help unleash the potential of the province’s critical minerals sector by investing $500 million to create a new Critical Minerals Processing Fund (CMPF). Through the fund, Ontario will provide strategic financial support for projects that will accelerate the province’s critical minerals processing capacity, offering a stable supply of critical minerals mined in Ontario, to be used in the province’s broader manufacturing base, while also capitalizing on growing global demand.

The CMPF will capture greater economic value from the province’s mineral resources, by helping to ensure existing mineral processing facilities are fully utilized, as well as supporting the construction of new processing facilities in Ontario. Instead of being extracted only to be shipped to other jurisdictions for higher value-added processing, minerals mined in Ontario will be refined in Ontario. This will help create new opportunities for workers in Indigenous communities and Northern hubs such as Thunder Bay, Sault Ste. Marie, Sudbury, North Bay and Timmins.

By enhancing Ontario’s processing capacity, the province can attract greater private capital investment and speed up key strategic projects across the critical minerals supply chain. A fully integrated supply chain will improve Ontario’s standing as a global leader in critical minerals, making the province a more attractive jurisdiction for investment, and a secure source of supply of critical minerals.

In addition, as described in the section “Toughening Up on Short Selling,” the Ontario Securities Commission (OSC) and the Canadian Investment Regulatory Organization (CIRO) are taking action by making changes to the short selling regime that will strengthen Ontario’s public capital markets and help support capital raising, including for the mining sector.

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Chapter 1: A Plan to Protect Ontario

Continuing to Invest in Ontario’s Junior Mining Companies and Exploration

The government is investing $10 million more in 2025–26 to extend the Ontario Junior Exploration Program (OJEP), which helps junior mining companies cover eligible costs for critical and precious mineral exploration and development. These projects have the potential to lead to promising discoveries of valuable mineral deposits that could become future mining operations, boosting economic growth and job creation for Northern and Indigenous communities.

This investment builds on the $35 million already committed to OJEP, as announced in November 2024. This includes $23 million to support exploration of all types of minerals and $12 million invested in a stream dedicated to supporting the discovery and development of critical minerals that will help build an integrated supply chain for new technologies. Through the most recent round of OJEP funding, the government is helping 84 junior mining companies finance early exploration projects, with 62 of them focused on the exploration of critical minerals.

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Section B: Protect Ontario

Supporting Innovation in the Critical Minerals Supply Chain

In November 2022, the government launched the Critical Minerals Innovation Fund (CMIF) as part of its Critical Minerals Strategy. The fund helps increase critical minerals exploration, mining, development, production and processing by stimulating investment in Ontario’s critical minerals supply chain. To date, Ontario has invested $20 million through the CMIF to support projects that involve research, development and commercialization of innovative technologies, techniques, processes and solutions.

The government is now investing an additional $5 million over two years in the CMIF starting in 2025–26, to encourage innovation in the critical minerals sector and reduce reliance on foreign sources of critical minerals and their processing. The funding will help stimulate investment in the critical minerals supply chain and enhance collaboration between industry, academia, startups, and R&D firms.

Welcoming Frontier Lithium’s Critical Mineral Refinery in Thunder Bay

Ontario has significant deposits of lithium, a strategically important mineral in the global EV battery market. In March, the government welcomed Frontier Lithium Inc.’s proposal to invest hundreds of millions of dollars to build a first-of-its-kind lithium refinery in Thunder Bay. This refinery would result in hundreds of new, full-time jobs and support Ontario’s emerging end-to-end critical mineral supply chain, with critical minerals mined and refined in Ontario, by Ontario workers.

Frontier Lithium is working with the provincial and federal governments towards an agreement that would, subject to final conditions and approvals, see the company develop and operate a lithium chemicals conversion facility in Thunder Bay. This facility would be part of Frontier Lithium’s PAK Lithium Project, which aims to be the first fully integrated lithium development initiative in Canada and will be an important part of the province’s developing made-in-Ontario critical mineral supply chain. With an emerging end-to-end EV and EV battery manufacturing supply chain, Ontario is well positioned to become a global leader as both a critical mineral supplier and EV manufacturer.

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Chapter 1: A Plan to Protect Ontario

Recovering Residual Metals and Minerals from Mine Waste

In November 2024, the government announced the introduction of a new regulation under the Mining Act that would make it easier to recover residual metals and minerals from mine waste that could be found at operating, closed or abandoned mine sites. Mining waste contains byproducts left over from the extraction of metals like nickel, copper and gold, which may contain small amounts of critical minerals like lithium, platinum and cobalt previously considered uneconomical to recover. This new regulation supports Ontario’s Critical Minerals Strategy by providing sufficient flexibility to allow for the reprocessing of mine waste and streamlining the application process for permits, while ensuring health, safety and environmental protection. Once the new regulation comes into force on July 1, 2025, Ontario will become the first jurisdiction in Canada to enable a dedicated regulatory pathway to recover residual minerals from mine waste.

Strengthening Indigenous Partnerships

Ontario’s progress relies on strong Indigenous partnerships. This includes a focus on sharing in the economic opportunities from critical minerals and electricity sector investments.

The government is relaunching the province’s existing $1 billion Aboriginal Loan Guarantee Program (ALGP) as the new $3 billion Indigenous Opportunities Financing Program (IOFP) to support Indigenous participation in more sectors, including electricity, critical minerals, resource development and related infrastructure components, offering generational economic opportunities for Indigenous Peoples in Ontario.

The name of the program was changed to the IOFP to signal the future design of other financing tools to support Indigenous participation. The proposed changes are key to building a stronger, more resilient and self-sufficient economy and strengthening the participation of Indigenous partners in major infrastructure projects in Ontario.

The program will be transferred in full, with program oversight and administration, from the Ontario Financing Authority (OFA) to the Building Ontario Fund (BOF). The BOF has the legislative mandate to work with institutional investors and Indigenous partners, and has the necessary expertise, investment framework, and resources to act as a single-entry point for Indigenous partners across Ontario, to access financing for infrastructure projects.

The transfer will occur in Q2 of the 2025–26 fiscal year and further details will be shared in the coming months. The program will continue to operate as before, during and after the transition period, to support Indigenous partners in accessing low-cost capital.

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Section B: Protect Ontario

Expanding the Indigenous Participation Fund

The government is continuing to advance responsible and sustainable mineral exploration and development with the participation of Indigenous communities by investing $70 million over four years in the Indigenous Participation Fund (formerly known as the Aboriginal Participation Fund), starting in 2025–26. This investment will support Indigenous communities and organizations in areas of high mineral activity to improve capacity for participation in regulatory processes related to mineral exploration and mine development.

This investment will provide greater capacity support to Indigenous communities to enable meaningful consultation, which will help open new mines. This would also better equip Indigenous communities to leverage economic opportunities through increased participation in Ontario’s growing minerals sector, while helping to support the North American supply chains needed for the deployment of new technologies, as well as the maintenance and expansion of existing infrastructure.

Creating Resource Development Scholarships for First Nation Students

The government is investing $10 million over three years to create new scholarship opportunities for First Nation students interested in pursuing careers in resource development. Ontario’s colleges, universities and Indigenous Institutes play a key role in ensuring Ontario’s mining sector has a highly skilled workforce to drive its economy. As the government continues to take vital steps to unlock Northern Ontario’s mining potential, these scholarships will equip First Nation students with access to the tools and training needed to succeed as leaders and innovators in this sector.

Expanding Trade Opportunities for Ontario’s Exporters

U.S. trade protectionism and the uncertainty it brings present significant challenges for Ontario firms and industries, particularly those with deeply integrated supply chains across the border. However, these challenges also create opportunities for firms to diversify and expand to new markets. The government is ready to help businesses realize those opportunities.

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Chapter 1: A Plan to Protect Ontario

Leading the Country on Interprovincial Free Trade

Trade with other provinces is a significant contributor to Ontario’s economy, with the potential to support stronger growth for the province and the country. In 2024, Ontario exported nearly $196 billion in goods and services to other provinces, representing 16.7 per cent of Ontario’s total trade, and imported nearly $144 billion in goods and services from other provinces. Together, total interprovincial trade amounted to $339.5 billion, equivalent to nearly 30 per cent of Ontario’s nominal GDP.

However, barriers to interprovincial trade have held back Ontario’s economy from reaching its full potential. Reducing these barriers, especially at times of economic uncertainty, can lower business costs and increase labour mobility, which reduce inflationary pressures. Reducing barriers to trade will also boost competitiveness and productivity, while creating new jobs.

The Ontario government is reducing unnecessary barriers and taking a leadership role in driving immediate and meaningful action on internal trade. As announced in April 2025, the government has introduced the Protect Ontario Through Free Trade Within Canada Act, to unlock free trade and labour mobility across Canada, including measures that would:

•	Remove all its party-specific exceptions under the Canadian Free Trade Agreement (CFTA);

•	Remove labour mobility barriers, reduce administrative burdens and simplify the movement of certified workers across Canada, by expanding labour mobility with new “As of Right” rules;

•	Enable mutual recognition with reciprocating provinces and territories, so that goods, services and registered workers that are good enough for other parts of Canada are recognized as good enough for sale, use or work in Ontario;

•	Move to allow more regulated health professionals to begin practising in Ontario and removing restrictions using “As of Right” rules;

•	Enable direct-to-consumer alcohol sales with reciprocating provinces and territories so that consumers will be able to purchase alcohol directly from producers across Canada for personal consumption; and

•	Establish a “Buy Ontario, Buy Canadian” day held annually on the last Friday in June to help consumers support local businesses and workers through programs such as Ontario Made, Ontario Wood, Vintners Quality Alliance (VQA) for wine, and Foodland Ontario.

These measures will help expand the opportunities for Ontario businesses and workers and support economic integration across Canada. And in doing so, the new legislation, if passed, would support a stronger, more resilient economy for the people of Ontario that is less reliant on trade with the United States.

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Section B: Protect Ontario

Supporting Exports Through the Ontario Together Trade Fund

Many Ontario manufacturers are heavily integrated into U.S. supply chains through long-term and complex supply contracts. They face significant challenges in re-orienting production to new markets and customers in order to mitigate the impact of U.S. tariffs. As well, Ontario’s small and medium-sized manufacturing enterprises have experienced challenges raising capital to make investments in industry-leading technologies.

In April 2025, Ontario announced an investment of $50 million over three years starting in 2025–26 to create the Ontario Together Trade Fund (OTTF). This new program will help businesses develop new markets and re-shore critical supply chains, strengthening Ontario’s trade security and diversification. In particular, the OTTF will focus on expanding interprovincial trade by supporting investments in infrastructure, equipment and processes to enhance competitiveness in the face of U.S. tariffs.

Expanding International Trade Opportunities

To help strengthen and diversify trade, the government continues to promote Ontario-made goods and services and support export opportunities. In November 2024, Ontario concluded a successful mission to Singapore, showcasing the province’s growing life sciences, technology and automotive sectors, while strengthening the economic partnership between both jurisdictions. The trade mission also marked the official opening of Ontario’s first Trade and Investment Office (TIO) in the Association of Southeast Asian Nations (ASEAN) region.

Ontario has 14 international TIOs around the world, which work closely with Canadian federal, provincial/territorial and municipal partners to raise the commercial profile of Ontario, facilitate investment deals and help the province’s SMEs expand their export capacity in global markets. Since 2018, Ontario’s international network of TIOs has attracted nearly $25.9 billion in new investments and facilitated market access for over 1,900 Ontario companies from various industry sectors.

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Chapter 1: A Plan to Protect Ontario

Powering Ontario’s Affordable Future

Ontario’s energy policy will determine the success of the province’s economy, today and for a generation to come.

According to Ontario’s Independent Electricity System Operator (IESO) October 2024 forecast, the province’s electricity demand is expected to grow by 75 per cent by 2050, the equivalent of adding four and a half cities the size of Toronto to the grid.

Ontario is investing in new energy production, transmission and storage, leading the largest expansion of electricity generation in more than 30 years, and transforming Ontario into an energy superpower.

Planning and Building the Future of New Nuclear

The government is advancing four small modular reactors (SMRs), the first of their kind in the G7, at the existing Darlington nuclear site, which would provide a total of 1,200 megawatts (MW) of electricity generation, enough power for 1.2 million homes. In April 2025, Ontario Power Generation (OPG) received a power reactor construction licence for Unit One from the Canadian Nuclear Safety Commission (CNSC). This approval is a major milestone for the project, which could create and sustain up to 2,000 jobs each year during the 65 years of operations and contribute over $13 billion to the province’s GDP.

Section B: Protect Ontario

Ontario is also exploring opportunities for new large-scale nuclear energy generation, both at the Bruce Nuclear Generating Station site in Bruce County and at OPG’s Wesleyville site in Port Hope. These potential projects could add up to 4,800 MW and 10,000 MW, respectively, which combined, could power the equivalent of 14.8 million homes.

According to the Conference Board of Canada, a potential nuclear development in Port Hope would contribute $235 billion to Ontario’s GDP and support 10,500 jobs across Ontario, including 1,700 new, good-paying jobs.

Extending the Life of Existing Nuclear Facilities

Darlington and Bruce Refurbishment

Unit 1 at the Darlington Nuclear Generating Station has been refurbished and returned to service five months ahead of schedule, providing 875 MW of reliable, affordable and clean power for the next 30-plus years, enough to power 875,000 homes. Unit 1 is the third of four units that have been successfully refurbished to date, with the final unit tracking to be completed by 2026.

In addition, Ontario continues its project to refurbish a total of six units at the Bruce Nuclear Generating Station by 2033. Once completed, the generating capacity of the station will increase from approximately 6,550 MW to 7,000 MW of power.

Pickering Refurbishment

OPG is proceeding with the Project Definition phase of the Pickering Refurbishment project. This refurbishment would add at least 30 years of life to the Pickering “B” Nuclear Generating Station, which employs approximately 4,500 staff to support its ongoing operation. In total, there are about 7,500 jobs across Ontario related to this facility. The Pickering “B” units produce 2,000 MW of power, equivalent to powering two million homes.

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Chapter 1: A Plan to Protect Ontario

Investing in Hydroelectric Energy and Storage

The Ontario government is supporting OPG’s plan to refurbish and expand hydroelectric generating stations across the province. The $4.7 billion investment will secure up to 5,000 MW of clean electricity generation, equivalent to powering five million homes, and create more than 2,000 good-paying jobs, with more expected from two new potential stations.

The government is advancing pre-development work for the proposed Ontario Pumped Storage Project, developed in partnership by TC Energy and the Saugeen Ojibway Nation. The project, which would be the largest of its kind in Canada, would provide up to 1,000 MW of clean, affordable and reliable electricity storage — enough to power one million homes for up to 11 hours.

The Ontario Pumped Storage Project would complement other government actions, including the development of large-scale nuclear at Bruce Power. Building Bruce C would provide the large amounts of clean, zero-emissions power necessary to fill the storage facility.

Expanding the Largest Competitive Energy Procurement in Ontario’s History

The government is expanding its largest competitive energy procurement in the province’s history, to procure up to 7,500 MW of power, up from 5,000 MW as originally announced. This expansion is open to all technologies, including hydro, natural gas, energy storage, wind, and solar. It will ensure families and businesses have the reliable and affordable electricity to meet soaring energy demand.

Boosting the Electricity Grid with Hydrogen

Today, electricity, natural gas, oil and refined petroleum products are all part of Ontario’s energy mix. They work together to power the economy, transport people and the goods they rely on, and heat, cool and light the homes of more than 16 million people.

While maintaining and strengthening access to affordable fuels like natural gas, which remain critical to industry, farmers and rural communities, the government is creating space for new and emerging resources like low-carbon hydrogen and renewable natural gas. Ontario is leading the way on the integration of these new technologies, including the Markham Hydrogen Demonstration Project, run by Enbridge, which on a pilot basis blends hydrogen into the natural gas system. This utility scale facility, commissioned on October 1, 2021, is the first of its kind in North America.

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The Ontario government is launching a new round of the Hydrogen Innovation Fund, investing $30 million to unlock hydrogen’s potential to drive economic growth, create jobs and support the province’s position as a leader in the clean energy economy, broadening eligibility criteria to include electricity grid-focused initiatives, as well as applications across other sectors, such as transportation.

Developing Hydrogen’s Potential

Projects funded under the 2023 Hydrogen Innovation Fund are taking various approaches to researching, developing and testing the capability of hydrogen technologies and how to integrate them into Ontario’s electricity system.

For the 2023 round, four of the 15 projects are new facilities that will provide real-world demonstrations of hydrogen production and consumption. Recipients include Enbridge Gas, Emerald Energy from Waste Inc., Carlsun Energy Solutions, and Atura Power. Enbridge’s new facility in Markham will demonstrate the fuelling of a 115 kilowatt (kW) combined heat and power unit with a range of hydrogen and natural gas blends, including up to 100 per cent hydrogen. The remainder are divided between research and feasibility studies investigating the potential of hydrogen to be an important part of Ontario’s energy future.

Launching Energy Efficiency Programs

The government is helping families and businesses save money and save energy by investing $10.9 billion over 12 years in energy efficiency programs, the largest investment in energy efficiency in Canadian history. Through new programs, like the Home Renovation Savings Program, the government is putting money back in people’s pockets, including rebates for upgrades like new windows, doors, heat pumps, smart thermostats and other energy saving initiatives, while benefiting Ontario’s energy system as a whole.

This investment is estimated to result in $23.1 billion in electricity system benefits, thereby saving ratepayers $12.2 billion in electricity system costs by avoiding the unnecessary build-out of new generation infrastructure.

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Keeping Costs Down for Businesses

The government has taken significant steps to lower costs for businesses to help them be more competitive. Through key actions taken since 2018, the government would enable $11.9 billion in estimated cost savings and support for Ontario businesses in 2025, of which $5.6 billion would go to small businesses. Some of the actions include:

•	Implementing the Ontario Made Manufacturing Investment Tax Credit, including proposing to temporarily enhance and expand it, to support manufacturing or processing investments in the province;

•	Cutting the Gasoline Tax by 5.7 cents per litre and the Fuel Tax by 5.3 cents per litre, to help reduce the cost of gas and fuel for Ontario businesses;

•	Supporting the reduction of Workplace Safety and Insurance Board (WSIB) rates to the lowest in half a century, which will save Ontario businesses about $150 million annually. In addition, WSIB has announced a combined $4 billion worth of rebates in surplus funds;

•	Increasing the Employer Health Tax (EHT) exemption from $490,000 to $1 million. The EHT exemption increase helps businesses by reducing the tax for eligible private-sector employers;

•	Cancelling the cap-and-trade carbon tax to remove its cost impact from items such as gasoline, diesel fuel and natural gas;

•	Lowering high Business Education Tax (BET) rates, providing $450 million in annual savings for over 200,000 employers, or 95 per cent of all business properties in Ontario;

•	Reducing the small business corporate income tax rate to 3.2 per cent and expanding access to this preferential rate, helping small businesses compete and thrive by lowering their costs;

•	Implementing the Regional Opportunities Investment Tax Credit to support businesses that make investments and expand in regions of Ontario that have lagged in employment growth;

•	Implementing the Comprehensive Electricity Plan in January 2021, which is lowering electricity costs by an estimated average of 11 to 14 per cent in 2025 for medium-sized and larger industrial and commercial customers, respectively; and

•	Providing a six-month interest and penalty relief period for select provincially administered taxes.

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In addition, the government welcomes the federal decision to set the carbon tax rate to 0 as of April 1, 2025, which effectively ends the tax. Ontario has also ended the requirement for drivers to get Drive Clean emissions tests for their light-duty vehicles; eliminated licence plate renewal fees and the requirement to have a licence plate sticker for passenger vehicles, light-duty trucks, motorcycles and mopeds; and removed tolls on Highways 412 and 418. These cuts will lower costs for businesses. Furthermore, the government will permanently remove tolls from the provincially owned Highway 407 East, effective June 1, 2025.

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Eliminating the Tax on Propane for Use in Licensed Road Vehicles

Ontario is committed to cutting costly red tape so that businesses, families, and the broader economy can thrive. This is why the government is proposing to remove the tax on propane for use in licensed road vehicles, effective July 1, 2025.

Since the tax was first introduced, the use of propane vehicles has steadily declined. Eliminating the tax on propane will reduce the burden on over 1,000 businesses that sell and distribute propane for non-taxable purposes, most of which are small businesses.

“The Canadian Propane Association (CPA) has requested the elimination of the tax on automotive propane. This change would reduce burden on the propane industry, particularly small businesses that sell propane and operate using propane.”

Shannon Watt

President and CEO

Canadian Propane Association

Continuing to Diversify Ontario’s Economy

Diversifying Ontario’s economy by investing in innovation across key strategic sectors is crucial to building Ontario’s resilience and long-term economic growth. As U.S. tariffs threaten Ontario’s industries and businesses, innovation offers a powerful countermeasure to these economic pressures. Investments in new technologies and innovative firms will help Ontario find new markets, enhance competitiveness and drive prosperity for future generations.

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Growing Ontario’s Life Sciences Strategy

The government continues to support innovation and job creation in the sector through Ontario’s Life Sciences Strategy, Taking Life Sciences to the Next Level, aimed at boosting investments and enhancing research to further solidify the province as a global leader in biomanufacturing and health sciences. Ontario is home to a thriving life sciences sector, employing more than 74,000 people in high-value jobs across 2,000 firms, with annual exports exceeding $11.8 billion.

To date, the strategy has attracted over $6 billion in investments and created 5,000 jobs in the life sciences sector since 2018. In October 2024, Ontario announced Phase 2 of its Life Sciences Strategy, which includes a $146 million investment to help fuel the sector’s growth. Phase 2 of the strategy focuses on four key areas:

•	Advancing research and development to enhance the province’s biomanufacturing capacity and capitalize on opportunities for commercialization;

•	Unlocking new streams of capital that help entrepreneurs turn their ideas and prototypes into market-ready products;

•	Supporting the existing ecosystem by enhancing the province’s value proposition and positioning Ontario as a premier destination for global business growth and new investments; and

•	Adopting a culture of innovation so home-grown companies can leverage opportunities throughout Ontario’s health care system.

Chapter 1: A Plan to Protect Ontario

Renewing the Life Sciences Innovation Fund

As part of the Life Sciences Strategy, the government is investing an additional $15 million to renew the Life Sciences Innovation Fund (LSIF) program for three years beginning in 2025–26. The LSIF program is a co-investment fund that addresses challenges in the venture capital sector by providing early-stage funding to life sciences companies that are raising seed or pre-seed investment rounds. This investment will help support firms as they transform innovative and capital-intensive investments from conceptual stages to commercialization.

Strengthening Ontario’s Position as a Global Biomanufacturing and Life Sciences Hub

In January 2025, the Ontario government secured an $820 million investment from AstraZeneca, a global biopharmaceutical business, to expand the company’s research and development facilities in Mississauga and relocate the company’s Canadian headquarters to a larger, state-of-the-art office. The investment will create over 700 new jobs across Ontario’s life sciences sector. In support of this investment, Ontario is providing $16.1 million in funding through the Invest Ontario Fund.

In addition, the government is working to accelerate access to life-saving medications by improving existing processes and launching a new pilot pathway, beginning with select high-priority cancer drugs. This will help people access life-saving medications faster and put Ontario at the forefront of health care innovation.

Supporting the Production of Medical Isotopes

Ontario is a global leader in producing life-saving medical isotopes, which are critical to diagnosing and treating cancer and other serious diseases. In addition to Bruce Power and other nuclear generating stations, Ontario is also home to the McMaster Nuclear Reactor, which helps drive innovation and commercialization of discoveries related to medical isotopes. As a key national research resource, the reactor supports a broad range of neutron-based research programs in strategic areas such as medical isotopes and radiopharmaceuticals.

This is why the government is investing an additional $15.5 million over three years, starting in 2025–26, to increase the reactor’s production of medical isotopes to a 24-hour-per-day, seven-day-per-week schedule, which will expand the supply and diversity of isotopes produced to help spur new discoveries. The investment will help create 16 new jobs by 2030, enable the creation of a commercial spinoff and joint venture for medical isotopes, and establish additional nuclear and neutron beam R&D capabilities, as well as develop and commercialize new medical treatments.

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Expanding Venture Capital Investments Through Venture Ontario

Venture capital (VC) funds play an important role in stimulating entrepreneurship and economic growth by unlocking opportunities for young firms through investments into high potential, innovative companies. VC funds also offer business mentorship and access to networks that can help accelerate a company’s ability to enter new markets and succeed on a global scale. Venture Ontario, the province’s venture capital agency, makes investments into VC funds that target companies in the early-to-late stage of development and currently manages over $500 million in assets, which include investments of $300 million provided by the Ontario government in the past two years.

To continue supporting the growth of early-stage Ontario companies, the government is providing an additional $90 million in VC funding through Venture Ontario, which includes $50 million to Ontario-based VC funds focused on technologies that support national defence and related technologies such as AI and cybersecurity, and $40 million to VC funds that will help life sciences companies and biomanufacturers innovate and grow. This will help drive the development of technologies in strategic defence sectors and strengthen Ontario’s next generation biomanufacturers and medical device companies to develop the health technologies of the future. The investment will also act as a safeguard in the face of U.S.-imposed tariffs by strengthening firm-level competitiveness by bolstering domestic supply chains and increasing resiliency in critical sectors of the economy.

Investing in Research Infrastructure to Support Economic Growth

Developing robust research and innovation capacity through institutions, such as universities, colleges and hospitals is integral to ensuring Ontario remains competitive on the global stage. This is why the government is investing an additional $207 million over three years through the Ontario Research Fund – Research Infrastructure (ORF-RI), starting in 2025–26, to provide Ontario institutions with funding to acquire infrastructure and engage in global R&D. This will help support Ontario’s competitiveness in attracting, retaining and developing leading talent by ensuring researchers continue to have the state-of-the art facilities and equipment needed to make groundbreaking discoveries, drive the economy and improve the lives of people in Ontario. This investment will also leverage federal investments towards infrastructure projects in the province.

Past investments in ORF-RI have significantly contributed to Ontario’s strength in research and innovation across key government priorities, such as life sciences, autonomous vehicles and critical minerals. Since 2018–19, Ontario’s investment of $560 million has leveraged $930 million and helped train over 73,800 highly qualified personnel.

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Supporting Innovation and Research in Ontario

Since 2018, Ontario has invested $907 million in 1,665 research projects through its competitive research programs. These investments have supported the creation of more than 120,000 training opportunities for researchers and students across the province. In April 2025, the government announced an investment of more than $75 million to 162 research and innovation projects through the Early Researcher Awards program and Ontario Research Fund (ORF). Examples of these projects include:

•	$27 million for The Ottawa Hospital to expand its Biotherapeutics Manufacturing Centre, which will bolster the province’s protection against future pandemics; and

•	$18 million for McMaster University to expand its Fitzhenry Vector Laboratory, which will expand access to clinical trials for new lifesaving treatments for diseases like cancer.

Making Ontario a Global Leader in Artificial Intelligence

The province is home to many “firsts,” including being the birthplace of modern AI, which was pioneered at the University of Toronto more than 30 years ago. Most recently, advances in large language models have resulted in an explosion of generative AI tools that have the potential to transform economies and societies worldwide by driving growth, productivity and new opportunities in many industries.

With nearly 400 AI firms, more than $1.5 billion in AI-related venture capital investments, and more than 1,100 recent AI master’s degree graduates, Ontario offers a dynamic ecosystem and immense potential for additional growth and innovation. Ontario is committed to maintaining its place as a global leader in AI development.

Section B: Protect Ontario

Fostering the Artificial Intelligence Ecosystem

Like AI applications themselves, a strong AI ecosystem relies on the multitude of nodes and connections that combine to produce an innovative environment. Investing in AI, like other critical technologies such as 5G, blockchain, cybersecurity, quantum and robotics, will help Ontario firms to capitalize on new and emerging global market opportunities across key economic sectors and industries. Ontario’s $107 million Critical Technologies Initiative includes flagship investments of up to $27 million in the Vector Institute for Artificial Intelligence, a variety of projects through the Ontario Centre of Innovation, and the Ontario Bioscience Innovation Organization. This will enable companies to adopt, develop and bring new AI technologies to market. In addition, Ontario has committed more than $65 million for the province’s Advanced Research Computing (ARC) systems, which provide critical resources for researchers in Ontario to ensure the systems meet the storage and computational demands for research into technologies such as AI.

Committing to Safe and Responsible Use of Artificial Intelligence

Ontario is also committed to safeguarding public interest against new emerging risks, including discrimination, surveillance, and threats to personal privacy. Through the Strengthening Cyber Security and Building Trust in the Public Sector Act, 2024, the government is laying the foundation for Ontario’s AI future by establishing AI governance within the broader public sector and ensuring data security and trust in digital tools.

The Ontario government is already leveraging AI in multiple ways to increase efficiency and improve services. This includes using AI to analyze data, monitor air and water quality to predict risks, support predictive soil mapping, and develop chatbots/virtual assistants and AI scribes. Looking ahead, the government is examining how AI can be safely and securely leveraged to further accelerate the identification and implementation of red tape reduction.

Developing and Attracting Top Artificial Intelligence Talent

Ontario’s postsecondary institutions are adapting quickly to supply the labour market with AI talent, with over 1,700 new AI master’s degree and study path enrolments underway at more than 25 AI-focused master’s programs across 11 universities. Ontario talent is increasingly recognized by global businesses outside the traditional tech industry looking to embrace AI in their operations. In the past year, Invest Ontario has announced $1.2 billion in investments that will leverage Ontario’s AI expertise for the life sciences, transit infrastructure and EV industries.

For example, in November 2024 in Toronto, Ontario welcomed an investment of over $100 million by Hitachi Rail, a leader in the global transportation ecosystem, to upgrade their communications-based train control (CBTC) signalling technology with AI, 5G, and cloud computing.

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In the same month, the Ontario government welcomed the expansion of Hoffmann-La Roche Limited’s Global Informatics division at the company’s Mississauga headquarters (Roche Canada). This investment equates to more than $130 million over five years and was supported by a $3.5 million provincial investment through Invest Ontario. The initiative will create up to 250 new, good-paying jobs, drive innovation and accelerate the delivery of groundbreaking health solutions to patients across Ontario.

Supporting Ontario’s Forest Sector

Forestry and forest products are an important driver of the province’s economy. Ontario’s Crown forests cover almost two-thirds of the province, attracting investment in the industry and providing economic opportunities that create jobs. The forest industry is a key supporter of Indigenous, Northern and rural communities in Ontario and the government is committed to sustainably managing and promoting the responsible use of Ontario’s forest sector, allowing the people of Ontario to benefit from the health and wealth of the province’s natural resources.

Building Resiliency in Ontario’s Forest Sector

Ontario is continuing to help the forest sector build long-term resiliency in response to the current economic environment. This includes investing $6 million in 2025–26 to expand Forest Access Roads in Northern Ontario to help build and maintain multi-use roads in Crown forests, supporting economic development and providing needed infrastructure for the public, Indigenous communities and commercial users. Ontario is also investing an additional $2.4 million over three years, beginning in 2025–26, to allow the ongoing implementation of the Forest Sector Strategy through innovative construction projects with industry partners, leading to higher utilization of Crown timber harvested, increased revenues, and the stimulation of economic activity in the sector.

Ontario is continuing to make investments in forest sector initiatives to develop the economic potential and environmental benefits of underutilized wood and mill byproducts, known as forest biomass. Through the $60 million Forest Biomass Program, Ontario is working to:

•	expand the volume of wood harvested from Crown forests for use in traditional and innovative products and applications;

•

support the sustainability of forest product operations and the contribution the forest sector makes to regional economies, including employment and revenues generated by forest product manufacturing facilities; and

•	work with municipalities, industry, Indigenous communities and stakeholders to collaboratively identify and invest in viable future uses for wood.

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Strengthening Ontario’s Agri-Food Sector

Ontario has a rich and diverse agri-food sector that produces over 200 agricultural commodities, with 60 per cent of the food produced in Ontario being processed and consumed right in the province. In November 2022, the government released Grow Ontario: a provincial agri-food strategy to strengthen agri-food supply chains, attract and grow Ontario’s agri-food talent, as well as support the adoption of new technologies and practices that enhance competitiveness.

Promoting Agri-Food Stability Through Ontario’s Risk Management Program

Ontario’s Risk Management Program (RMP), including Self-Directed Risk Management (SDRM), helps Ontario farmers compete globally by providing support for risks beyond their control. This helps ensure the predictability and stability needed for agri-food businesses to invest and grow at a time when the threat of tariffs and other market instability on the sector is creating additional risks. In January 2025, Ontario announced an increase in annual funding for the RMP, from $150 million to $250 million over a three-year period, starting with a $30 million increase for the 2025 program year.

Increasing Ontario’s RMP will support farmers in responding to market challenges while boosting their long-term business confidence and competitiveness. The RMP supports over 383,000 jobs and $24 billion throughout Ontario’s agri-food supply chain across 8,500 farms, when they are facing challenges such as fluctuating market prices and extreme weather events like flooding, drought or disease.

Enhancing Ontario Grape and Wine Production

Ontario’s grape and wine industry is an important part of the province’s economy, and the government is committed to see it grow and thrive. The government continues to further its commitment to support local economic development by providing a range of transitional and time-limited supports for Ontario’s grape farmers and wine sector. The government will always put people and businesses first and do what is best for Ontario workers and the economy.

The government is introducing the Ontario Grape Support Program that will help Ontario grape farmers and wineries by increasing the number of Ontario grapes in bottles of wine. The program will provide up to $35 million in annual support to eligible wineries over five years, beginning in 2025–26 until 2029–30, with total program funding amounting to $175 million. At full implementation, this program is anticipated to double, on average, the percentage of Ontario grapes in blended wine, leading to the purchase of thousands of additional tonnes of Ontario grapes from grape farmers.

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As part of the government’s continued support for Ontario’s world-class VQA wines, which generate millions in sales annually, the government is also extending the VQA Wine Support Program until 2029–30 and enhancing program eligibility to include ice wines, as well as VQA wine sold in convenience stores and on-site winery retail stores. These program enhancements will provide additional support to VQA wine producers, expanding the total support to $84 million in annual support, with total program funding amounting to $420 million over the next five years.

In addition, the government is introducing the Wine Boutique Support Program that will provide up to $16.7 million over five years, beginning in 2025–26 until 2029–30, to support a portion of capital expenses for off-site winery retail stores that re-locate into grocery stores, supporting more opportunities for business and convenience for consumers.

To further support the grape and wine sector, the government has directed the Liquor Control Board of Ontario (LCBO) to promote and prioritize small and Ontario-made products and producers by providing more and enhanced programs to help these businesses further contribute to Ontario’s economy.

Strengthening Ontario’s Tourism Sector

Ontario is continuing to support its tourism sector to help grow the economy, create jobs and highlight the province as a global travel destination of choice.

Supporting Destination Wasaga

Ontario is supporting the Town of Wasaga Beach to realize their bold tourism vision and economic plan by making available $2 million in tourism planning and almost $25 million in capital funding over two years, beginning in 2025–26, to support the revitalization of the province’s Nancy Island Historic Site.

Supporting Destination Niagara

Niagara Region attracts more than 13 million tourists each year, resulting in a $3 billion tourism industry, representing a 6 per cent share of the region’s GDP.

Ontario is working on a comprehensive plan to support the economic potential of the Niagara Region as a tourism driver by bringing new attractions and accommodations. This includes investing more than $35 million over three years to support the Shaw Festival, and the redevelopment of the Toronto Power Generating Station into the region’s only five-star hotel, which is funded entirely through a more than $200 million private-sector investment.

In addition, the plan would also explore opportunities to continue to grow the existing gaming market and improve transportation convenience, as well as continue to work with the tourism sector on marketing opportunities.

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Ontario is also launching a study to better understand the opportunities to improve air access to the Niagara Region. The study will be supported through engagement with air carriers, Transport Canada, other federal agencies, and municipalities. It will assess opportunities and demand for air travel to Niagara Region, as well as examine how existing infrastructure, including airports, can be used to address transportation needs and encourage tourism and economic growth.

Growing Ontario’s Northern and Rural Economies

The success of Ontario depends on the growth and sustainability of all its regions, including Northern Ontario and rural communities across Ontario. The government continues to ensure all regions receive the support and resources they need to thrive, while building the province’s overall prosperity.

Tackling New Challenges for Rural Ontario Through the Rural Economic Development Strategy

The government continues to take action to unleash the economic potential of rural and Northern Ontario, crucial to the province’s overall prosperity. In January 2025, the government announced Enabling Opportunity: Ontario’s Rural Economic Development Strategy that will help support economic growth, workforce capacity and business development in rural communities.

As part of the strategy, the government has replaced its previous Rural Economic Development (RED) program with the new Rural Ontario Development (ROD) program and is doubling its funding to $10 million annually over the next two years, starting in 2025–26, for a total of $20 million. The program provides cost-share funding aimed at creating strong rural communities in Ontario and opening doors to rural economic development, by funding projects that support communities, rural businesses and entrepreneurs in addressing barriers to business development and growth.

Chapter 1: A Plan to Protect Ontario

Increasing the Ontario Municipal Partnership Fund

As announced in fall 2024, the government is increasing the Ontario Municipal Partnership Fund (OMPF) by $100 million over two years, bringing the total envelope to $600 million by 2026. As part of this approach, municipalities are already benefiting from an immediate $50 million increase to the OMPF in 2025, including new minimum base top-up funding to provide stability and predictability for very small Northern and rural municipalities. The enhancement to the OMPF will help municipalities in providing critical services in their communities. Later this spring, the Ministry of Finance will be consulting with municipalities on their priorities for the program, as well as the implementation of a new reporting framework.

Expanding the Northern Ontario Heritage Fund Corporation

The government continues to support economic development in Northern communities through the Northern Ontario Heritage Fund Corporation (NOHFC). The NOHFC provides financial assistance to projects that help stimulate job creation and workforce development, benefiting communities of all sizes, both rural and urban, as well as Indigenous communities in Northern Ontario.

In January 2025, the government announced an investment of an additional $30 million over three years beginning in 2025–26, bringing the NOHFC’s annual budget to a total of $110 million. This funding will serve as a catalyst for economic development and growth in the North, including the expansion of programming eligibility to include the District of Muskoka. Since June 2018, the NOHFC has invested more than $905 million in over 7,000 projects in Northern Ontario, leveraging more than $2.8 billion in investment and creating or sustaining over 11,000 jobs.

Helping Entrepreneurs Start and Grow Their Businesses

Small businesses and entrepreneurs are a critical part of Ontario’s plan to grow the economy. The government understands that small business owners have unique needs when looking to start and grow their businesses. In light of U.S. tariffs, the government is providing businesses with strategic supports to help them adapt and remain competitive.

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Boosting Entrepreneurship and Small Business Growth

Ontario’s network of 47 Small Business Enterprise Centres (SBECs) provide entrepreneurs with a full range of business support services. These centres provide one-stop access to advisors, programs and services, as well as learning opportunities for small business owners specific to their region. The government is investing $1.9 million over three years, starting in 2025–26, to establish a business succession planning services hub within the SBEC network, which will provide support to entrepreneurs looking to sell their businesses or buy new ones.

In addition, the government is providing $2 million in 2025–26 to Futurpreneur Canada to help young entrepreneurs achieve their business goals. Futurpreneur Canada helps entrepreneurs aged 18 to 39 with mentorship, in-person programming, and loan capital worth up to $25,000 from Futurpreneur Canada and up to $50,000 from the Business Development Bank of Canada (BDC). In 2023–24, Futurpreneur supported 294 businesses in Ontario, including 74 in Northern, rural and remote communities.

The government is also continuing its support of the Digitalization Competence Centre (DCC) through an investment of $7.5 million in 2025–26. Delivered by the Ontario Centre of Innovation, the DCC supports SMEs in adopting and implementing digital technologies to stay competitive in an ever-increasingly digital marketplace. This funding will support the DCC’s programs that enhance digital literacy through education, coaching and training and help accelerate digital adoption. It would also support SMEs through grants to adopt new equipment and processes and leverage digital solutions to achieve business efficiencies, increasing their competitiveness and helping them to reach their full potential.

Chapter 1: A Plan to Protect Ontario

Helping Grow Ontario’s Cannabis Sector

All cannabis products sold by the Ontario Cannabis Store (OCS) are grown, processed and packaged in Canada. The Ontario government is further supporting locally grown cannabis by creating a new Ontario Grown Cannabis badge. Licensed cannabis producers can use this badge to help retailers and consumers identify and purchase locally grown products in Ontario. Starting in summer 2025, the OCS will issue the badge, to be featured on certain products with minimum 75 per cent grown-in-Ontario inputs, making it easier for retailers to identify and stock products that support Ontario’s and Canada’s economy.

To increase the comfort, security and safety of both customers and employees of licensed cannabis retail stores, changes are being made to allow stores to improve their outside visibility. These changes are intended to support legitimate local businesses by enhancing transparency and fostering a more welcoming environment for consumers, while still protecting youth from exposure to cannabis.

Ontario welcomes the federal announcement to explore a transition from cannabis excise duty stamps specific to each province and territory to a single national stamp, for which Ontario has also advocated. A single national stamp would make it easier for cannabis producers, especially smaller producers, to sell their products across Canada. Ontario is committed to collaborating with federal partners to continue assessing opportunities to reduce red tape and support Canada’s legal cannabis industry.

The government is helping Ontario’s legal cannabis sector grow, so it is best positioned to continue displacing the illegal market.

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Increasing Competition and Capital Formation

The Ontario government is working with key partners, including the Ontario Securities Commission (OSC) and the Canadian Investment Regulatory Organization (CIRO), to implement measures designed to promote capital formation and economic growth, enhance access to investment opportunities, and maintain market integrity and investor protection.

To increase competition and facilitate capital formation for Ontario businesses, the OSC, in coordination with other Canadian regulators, is:

•	Allowing companies that go public to provide audited financial statements for two years, instead of three years;

•	Facilitating cost-effective capital raising for new reporting issuers for the 12 months after an Initial Public Offering (IPO); and

•	Permitting proceeds from the disposition of certain investments to be reinvested above the current investment limit maximum under the Offering Memorandum Prospectus Exemption.

Increasing Long-Term Investment Opportunities for Retail Investors

The OSC recently concluded a stakeholder consultation on long-term asset funds (LTAFs) and is engaging with industry to accelerate bringing to market novel applications for LTAF structures. Frameworks for retail investment in long-term assets exist in other international jurisdictions and facilitating broader access to those types of investment products in Canada would contribute both to increased investment opportunities for retail investors and building necessary infrastructure.

The government supports options for interested retail investors to diversify their portfolios and looks forward to the OSC’s next steps.

Enabling Credit Unions to Raise Alternative Capital

Ontario’s credit unions and caisses populaires play important roles in providing financial services to the people of Ontario and businesses in urban and rural communities.

To bolster their ability to compete and grow, the government intends to consult on providing Ontario credit unions the ability to raise capital outside of their membership by selling investment shares to non-members.

This would allow credit unions to access public and private capital markets, providing them with long-term sources of capital. The government will continue working closely with stakeholders and regulators to support the growth of Ontario’s credit union sector.

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Toughening Up on Short Selling

The government continues to support the OSC and CIRO in strengthening the short selling regime in Ontario to protect market integrity. As part of this work, CIRO has proposed a mandatory close-out requirement designed to mitigate the occurrence of failed trades while the OSC is working on proposed rule amendments to prohibit short selling in connection with a prospectus offering or private placement. These measures would help mitigate against potential stock price manipulation actions, and would support junior mining companies listed on Ontario stock exchanges.

Strengthening Enforcement and Investor Protection

The government is further strengthening the OSC’s and CIRO’s investigation and enforcement tools to better protect investors and increase confidence in Ontario’s capital markets. Specifically, the government is introducing legislative amendments to empower CIRO with statutory authority to compel evidence in CIRO’s investigations and disciplinary hearings and to provide CIRO staff with immunity for good-faith actions. To further deter bad actors from operating in Ontario’s capital markets, the government is increasing the maximum amounts for administrative monetary penalties and certain fines to $5 million and $10 million, respectively.

Protecting Workers

Ontario’s workers remain one of the province’s most valuable assets, and the government is taking action to protect them against U.S. tariffs and economic uncertainty, while continuing to make it easier for workers to get the skills they need for better jobs and bigger paycheques. The provincial government is making greater investments to support major industries and sectors expected to grow in the coming years, as well as those that may face pressures from U.S. tariffs, while helping to prepare the workers needed to build and strengthen Ontario’s economy.

Section B: Protect Ontario

Training Workers for Rewarding Careers Through the Skills Development Fund

At a time when U.S. tariffs and policies threaten Ontario’s economic prosperity, Ontario will do whatever it takes to protect the province’s greatest competitive advantage: its highly skilled, world-class workforce. This is why the government is working to ensure that skilled workers across Ontario have the training they need to enter rewarding careers in priority sectors through the Skills Development Fund (SDF). The investments made through SDF help organizations deliver better training programs and upgrade and build new training centres across the province. The government has invested $1.5 billion through the Training and Capital SDF streams, training over 930,000 workers for in-demand careers in every corner of the province. Over the next three years, the government is investing another $1 billion, bringing the total SDF funding commitment to $2.5 billion.

This new $1 billion dollar investment includes $100 million that was announced in January 2025 for the SDF Training Stream, as well as $705 million over the next three years being introduced through this Budget. SDF training funding can be used to help offer training programs and skills development in partnership with unions, businesses, and other associations.

The government is also providing $150 million over three years starting in 2025–26 to support increased demands in the SDF Capital Stream. The SDF Capital Stream, first launched in 2023, supports the building, expansion and retrofitting of training facilities.

Supporting a New Training Facility in Northern Ontario

The government is investing over $5.2 million through the Skills Development Fund to support the International Brotherhood of Boilermakers Local 128 in expanding training opportunities in Northern Ontario. Over the next five years, more than 400 workers will benefit from enhanced training, ensuring a robust and skilled workforce ready to meet industry demands. This capacity increase will address critical needs in growing sectors like energy, manufacturing and construction. The investment will enable the construction of a new, state-of-the-art training facility tailored specifically to regional employer and occupational demands.

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Chapter 1: A Plan to Protect Ontario

Helping Job Seekers Train for In-Demand Jobs

The Better Jobs Ontario program helps eligible job seekers transition to in-demand jobs, by providing financial support to cover expenses like tuition, transportation, and child care. Since January 2021, this program has supported nearly 16,0001 job seekers looking to retrain. The government is investing an additional $50 million into the program in 2025–26 to support vocational and skills training that will enable more people to transition into in-demand jobs and support key labour market needs. This new funding will include a fast-track stream for job seekers in trade-impacted sectors, helping to protect workers in the face of U.S. tariffs. By investing further in the Better Jobs Ontario program, the Ontario government is helping workers land better jobs and become part of a strong and resilient Ontario workforce.

[1]	As of April 2025.

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Supporting Rewarding Careers in the Skilled Trades

The government continues to attract people in Ontario to rewarding careers in the skilled trades by supporting a variety of programs that focus on breaking the stigma and attracting more young people, simplifying the system, and encouraging employer participation. Since 2020, Ontario has invested over $2.1 billion in the skilled trades. These investments help support Ontario’s economy during a time of uncertainty caused by the U.S. tariffs.

Ontario is investing an additional $159.3 million over three years to support ongoing growth and program stability in various skilled trades programs, including expanding the In-Class Enhancement Fund to increase the number of training seats available and fund the classroom fees for Level 1 apprentices. This investment will continue attracting people to careers in the skilled trades and support them on their journey to become experienced journeypersons.

Enrolling More Students in Construction-Related Postsecondary Programs

Ontario is investing $75 million over three years to create up to 2,600 new seats annually in priority construction-related postsecondary programs. This investment will increase the supply of students for in-demand jobs to meet current and projected labour demand in sectors that are critical to deliver Ontario’s ambitious infrastructure plan.

Supporting Science, Technology, Engineering and Mathematics in Postsecondary Education

The government is continuing to be responsive to the increasing labour market demand for workers in sectors related to Science, Technology, Engineering and Mathematics (STEM). This is why the government is providing $750 million over five years to fund up to 20,500 STEM seats per year at publicly assisted colleges and universities. This investment in STEM education will help build a skilled, made-in-Ontario talent pool and strengthen the province’s key sectors, such as advanced manufacturing, life sciences and artificial intelligence.

Supporting Small, Northern and Rural Postsecondary Institutions

The government remains committed to ensuring that small, Northern and rural colleges and Northern universities can provide students with competitive choices for local postsecondary education. This is why the government is continuing to provide an additional $10 million in funding in 2025-26 to provide targeted support to eligible publicly assisted postsecondary institutions based on need.

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Expanding Ontario’s Teaching Workforce

The government is addressing the need for qualified teachers by ensuring the public education system has a stable supply of English- and French-language teachers across the province to support and improve student outcomes. Ontario is investing $55.8 million over two years to train 2,600 new teachers by 2027. These efforts will provide a steady stream of qualified teachers to support students’ academic achievement and future career success.

Empowering Black Youth and Young Professionals

Ontario continues to invest in the Black Youth Action Plan by providing $16.5 million in 2025–26 to help Black youth develop the skills needed to launch and advance their careers in high-demand sectors such as the skilled trades, information technology, automotive, health, film and the arts. Since its launch, the Black Youth Action Plan’s Economic Empowerment Stream has helped over 19,000 youth to pursue educational and career success and partnered with more than 190 organizations. This initiative will provide community organizations and Black-led businesses with the resources needed to continue providing services to children, youth and families.

Creating More Pension Options for Workers

The government implemented a legislative and regulatory framework for target benefits on January 1, 2025, following consultations with the sector. Target benefit pension plans provide workers with a lifetime stream of income in retirement at a predictable cost for employers. Members of these plans can move from employer to employer while continuing to participate in the same pension plan.

As pension plans begin operating under the target benefit framework, the government will monitor the new regime to ensure that it is working as intended and meeting the needs of all plan members.

In addition, the government is consulting with the pension sector on a possible new pension option called a Variable Life Benefit (VLB). A VLB would be paid from pooled registered pension plans, defined contribution pension plans, and those pension plans that provide for additional voluntary contributions. A VLB would give retirees a new alternative by providing a monthly benefit for life, with payments that are adjusted based on the investment performance of the fund and mortality experience of the fund’s members.

The government is evaluating the feedback from stakeholders, which will help inform a future VLB legislative framework.

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Building Ontario

In the face of economic uncertainty, the government is doubling down on its plan to build. With U.S. tariffs causing economic uncertainty in Ontario and across the country, this historic, more than $200 billion plan, the most ambitious capital plan in the province’s history, will get shovels in the ground sooner and help keep workers on the job.

Building Faster

With tariff threats to Ontario’s economy and in response to evolving market challenges, the government is enhancing its practices to build highways, transit and community infrastructure faster.

For example, Ontario is pursuing opportunities to fast-track preliminary and enabling works to better support the construction of highways and hospitals. This includes:

•

Delivering on early works construction contracts to begin building Highway 413. This includes an embankment at the Highway 401 and Highway 407 interchange, the Highway 10 underpass and resurfacing, and the Bovaird Drive underpass.

•	Planning to award a contract in fall 2025 for the construction of a detour at 10th Sideroad as part of the Bradford Bypass western section.

•	Planning to award detail design contracts by fall 2025 for the remaining sections (Central and East) of the Bradford Bypass.

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Delivering on the first batch of early works to facilitate the construction of Trillium Health Partners’ Broader Redevelopment Project at the Mississauga Hospital and Queensway Health Centre sites. These works include the relocation of high-voltage services, construction of parkades, site preparation including demolition, removal of site services, installation of temporary roads, as well as work to facilitate activities related to permits, licences, approvals and agreements.

With economic uncertainty all around, the government will tap into the available local market and labour capacity to maintain and upgrade roads, highways and schools.

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Exploring the Use of Digital Twins

The government is also exploring the use of digital twins to improve public infrastructure project delivery.

Digital twins include virtual models of physical objects or systems, which are updated with data from multiple sources. For example, digital twin technology could make use of sensors to collect real-time data at infrastructure project sites. Utilizing digital twin technology could improve capital project delivery or operation by leveraging existing infrastructure and data more effectively to help keep costs down, manage risks, and mitigate against potential schedule delays.

Ontario is exploring the use of digital twins by integrating data from a variety of project delivery partners for specific infrastructure projects, as well as installing sensors for the purpose of collecting and using close to real-time information.

To get shovels in the ground sooner, Ontario also continues to use modular builds and promote design standardization, while working with municipalities to enable faster approvals.

As Ontario delivers on its ambitious capital plan to build, the government will promote and prioritize made-in-Ontario and made-in-Canada products, including making Ontario and Canadian steel, cement, forestry and other construction materials mandatory for provincially funded infrastructure projects.

Building Connections Across Canada

The government will also support cross-country infrastructure such as new railways, highways, airports and seaports, as well as new pipelines connecting Alberta oil to new refineries. These new projects will connect goods to new markets, strengthen economic ties across Canada, and reduce reliance on the United States.

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Accelerating Municipal Infrastructure Programs to Build More Homes

Ontario continues to make historic investments to build the local infrastructure needed to make way for new homes. Given the strong interest from municipalities to the Municipal Housing Infrastructure Program (MHIP) and Housing-Enabling Water Systems Fund (HEWSF), the government is investing an additional $400 million in the immediate term to address high demand for these existing programs. These investments are in addition to the nearly $2 billion that Ontario is investing over four years through the various streams and intakes of the MHIP and HEWSF, including:

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Nearly $1.3 billion through HEWSF to maintain and expand drinking water, wastewater and stormwater infrastructure. To enable the construction of more homes, the government is supporting 77 water infrastructure projects through the first and second intakes to help build approximately 600,000 new homes across the province;

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$400 million through the MHIP – Housing-Enabling Core Servicing Stream across 60 municipalities. The 58 projects approved through this stream will help enable up to 160,000 new homes and ensure these growing communities are connected to reliable roadways; and

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$175 million through the MHIP – Health and Safety Water Stream to ensure communities across the province have access to safe drinking water, reliable wastewater services, and are protected during extreme weather events.

Chapter 1: A Plan to Protect Ontario

Investing in the G.E. Booth Water Resource Recovery Facility

As part of the first intake of HEWSF, the government is providing up to $35 million to the Regional Municipality of Peel to expand the G.E. Booth Water Resource Recovery Facility. This project will enable up to 46,784 housing units in the Region of Peel and includes the extension of water systems and installation of new features, such as an aeration tank and filtering systems.

Enabling housing is a key requirement in the evaluation of applications and milestone payments to successful recipients of HEWSF and the MHIP – Housing-Enabling Core Servicing Stream. The investments in MHIP and HEWSF complement existing and ongoing provincial investments in housing- and community-enabling infrastructure, including the Ontario Community Infrastructure Fund and the Building Faster Fund.

The Building Faster Fund rewards municipalities that meet at least 80 per cent of their provincially assigned housing target, by providing funding for housing-enabling and community-enabling infrastructure. The government is providing municipalities the tools they need to build more homes faster, and to tackle the affordability crisis. The Building Faster Fund has awarded more than $280 million to municipalities for their performance against their 2023 housing targets. To help make way for more housing opportunities and support growing communities, the government is also extending the time that municipalities have to spend the awards they have earned, to 2028.

In addition, under Infrastructure Ontario’s Loan Program, the Housing-Enabling Water Infrastructure lending stream is providing up to $1 billion in loans to municipalities to support water infrastructure projects that are required to develop new housing units. As of December 2024, municipalities can apply for funding under this lending stream to finance the construction, expansion, repair and rehabilitation of housing-enabling water infrastructure projects.

Accelerating Development Through Modular Housing

Ontario is committing $50 million over five years through Invest Ontario to grow the province’s industrial capacity in modular construction and other innovative options to accelerate development, improve affordability and nurture home-grown industries that support quality jobs in Ontario.

Modular construction involves building a home using one or more prefabricated components or modules. The home is constructed partially or completely off-site, then transported to a property for assembly. Invest Ontario will attract and support companies in the sector by investing in the expansion and upgrade of existing production-line machinery and adoption of new technologies that increase productivity and output. High-impact projects will be targeted to speed up growth in the sector and help make homeownership a reality for more Ontario families.

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Developing the Newly Flood Protected Port Lands Area

On January 28, 2025, Ontario, along with the Government of Canada and the City of Toronto, announced $975 million to accelerate the delivery of Waterfront Toronto’s revitalization plan. Like earlier phases of waterfront revitalization, each order of government would contribute approximately one-third each, with a provincial contribution of up to $325 million over seven years.

The plan includes the creation of over 14,000 new homes, including affordable rental housing, along Toronto’s waterfront at Quayside and Ookwemin Minising (formerly Villiers Island) along with the development of future waterfront destinations. Once complete, this investment will create an estimated 100,000 skilled trades jobs on Toronto’s waterfront and add $13.2 billion to the economy.

This $975 million investment will make for a vibrant waterfront, for living, working and playing. With the completion of Biidaasige Park in summer 2025, Toronto’s waterfront is on track to welcome over one million people a year.

To prepare for the construction of new homes beginning in 2026, site servicing work will begin in 2025 with the goal of first occupancy in 2031. This is the first and most important step in delivering the critical infrastructure that is needed for housing. This next phase of the waterfront revitalization builds on previous tri-government investments, including the $1.4 billion Port Lands Flood Protection Project. Waterfront Toronto will continue as the revitalization lead for this work, and all governments are working together to extend its legislated mandate.

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Building Stronger Communities

Continuing to Build with the Ontario Community Infrastructure Fund

The Ontario Community Infrastructure Fund continues to fund critical infrastructure, including roads, bridges, water, and wastewater projects for eligible small, rural and Northern communities each year. The government will provide $400 million to 423 small, rural and Northern communities across Ontario in 2025.

Connecting Ontario Through Access to High-Speed Internet

Through the investment of nearly $4 billion, the government continues to make progress in providing access to high-speed internet to every community across the province. As of April 2025, more than 120,000 previously unserved and underserved homes and businesses now have access to high-speed internet, facilitating access to vital services like health care, enabling learning from home, enhancing productivity for businesses, encouraging greater participation in the agricultural sector, and keeping people connected with loved ones.

Ontario remains committed to bringing access to reliable high-speed internet to every community across the province and will continue to explore all viable options and technologies, including fibre, fixed wireless and satellite, to meet this goal.

Growing Ontario’s EV Charging Infrastructure — ChargeON

Through Ontario’s EV ChargeOn program, the Ontario government is investing an additional $92 million for a total of over $180 million to increase the number of public EV charging stations across the province, improve EV charging infrastructure, reduce range anxiety, fill gaps in underserved areas, and build a more affordable and connected charging network for everyone in Ontario.

The program consists of two streams:

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The Community Sites Stream, which is a competitive, application-based grant program for eligible private, public and non-profit sector entities and Indigenous communities. A total of 270 projects have been approved to date for funding, which will deliver over 1,300 new EV charging ports across the province; and

•

The Government Sites Stream, which supports the installation of public EV charging ports on government sites along key provincial corridors and destinations, including highway rest areas, Ontario Parks sites and carpool lots. Chargers are planned to be installed at an initial 15 provincial sites through this stream.

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The additional investment will ensure continued deployment of EV chargers in key areas across the province. The government is exploring partnering with the Ontario Vehicle Innovation Network (OVIN) initiative led by the Ontario Centre of Innovation (OCI) on the implementation of aspects of the EV ChargeON program, with the objective of continuing to reduce range anxiety by increasing access to charging stations across the province.

Supporting Ontario’s Shortline Railways

Ontario’s shortline railways play an integral role in connecting shippers to national railway lines by providing critical “first and last mile” service to rail customers. During this period of global economic uncertainty, the government is taking steps to protect businesses that rely on a unified rail network for transporting goods and raw materials to customers.

The government is proposing a new temporary tax credit to support Ontario’s shortline railway industry and ensure a safe and reliable rail network across the province. The Ontario Shortline Railway Investment Tax Credit would be a 50 per cent refundable corporate income tax credit available for qualifying shortline railways on eligible track maintenance and rehabilitation expenditures in Ontario.

Eligible expenditures would include investments in labour and capital assets related to railway maintenance and repairs that are made on or after May 15, 2025, and before 2030. The proposed tax credit would provide up to $8,500 per track mile per year to support improvements in railway tracks, signalling equipment, trestles, bridges, culverts and tunnels that are leased or owned by a qualifying shortline railway.

Ontario’s shortline railway industry would be provided an estimated $23 million in income tax support over three years, starting in 2025–26.

Detailed legislation for the proposed tax credit would be introduced as part of the 2025 Ontario Economic Outlook and Fiscal Review.

See the Annex: Details of Tax Measures and Other Legislative Initiatives for more information.

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Increasing Capital for the Building Ontario Fund

The Building Ontario Fund (BOF) is playing a critical role in supporting the province’s growing infrastructure needs and driving long-term economic growth. The BOF was established to partner with trusted Canadian institutional investors to help unlock infrastructure projects in priority areas of energy, affordable housing, long-term care, municipal and Indigenous community infrastructure, and transportation.

The BOF has developed a robust pipeline of outcome-focused projects in priority areas and recently announced its first investments in partnership with the Arch Corporation and Rekai Centres, which will help build more long-term care homes across the province. These investments mark an important step forward in the government’s commitment to build Ontario.

To address a growing pipeline of potential projects, the government is proposing to provide up to a further $5 billion in funding to the BOF. With increased access to funding, the BOF will be well positioned to invest in priority area projects that contribute to the continued growth and prosperity of Ontario.

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Building Highways

The costs of gridlock are real. Time stuck in traffic is one of the least productive parts of people’s day-to-day lives. It keeps people away from their families and delays the movement of goods for businesses. The Canadian Centre for Economic Analysis estimates that the economic impact of gridlock in Ontario was $56.4 billion in 2024.2 If traffic levels remain unchanged, the annual cost to Ontario’s economy could reach $108 billion by 2044.3

Building Highway 413

By 2051, the population in the Greater Golden Horseshoe is expected to reach nearly 15 million, growing by approximately one million new residents every five years. There is a pressing need for critical infrastructure investment to prepare for this growth and to help alleviate gridlock on Highway 401 in what is already one of the busiest corridors in North America.

Ontario continues to move ahead with building Highway 413, a new 52-kilometre, 400-series highway to better connect the transportation network across Halton, Peel and York Regions. The corridor will extend from Highway 400 in the east to the Highway 401/407 express toll route (ETR) interchange area in the west and will include a four-to-six-lane, 400-series highway, and separate infrastructure dedicated for transit and passenger stations.

The government has reached a major milestone for Highway 413 by completing 90 per cent of the preliminary design work. Reaching this milestone has allowed the government to identify 113 full and 57 partial properties not required for building the highway and the need to acquire over 500 properties for construction. Furthermore, the government is advancing an early works construction project to get shovels in the ground for this project, including an embankment at the Highway 401 and Highway 407 interchange, the Highway 10 underpass and resurfacing, and the Bovaird Drive underpass.

During construction, Highway 413 is expected to contribute $350 million to the province’s real GDP and support up to 3,500 jobs each year. Once completed, Highway 413 will save drivers up to 30 minutes each way on their commute during rush hour and keep goods and the economy moving.

[2]

Canadian Centre for Economic Analysis (CANCEA), “Impact of Congestion in the GTHA and Ontario: Economic and Social Risks,” Research Report (December 2024), https://rccao.com/news/files/Impact-of-Congestion-in-the-GTHA-and-Ontario-December2024.pdf

[3]	Ibid.

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Advancing Work on the Bradford Bypass

Ontario is helping prepare York Region and Simcoe County for rapid population growth in the next 10 years by building the Bradford Bypass, a new four-lane highway to relieve gridlock on existing east-west local roads and connect Highways 400 and 404. The new 16-kilometre highway will relieve gridlock, save commuters time, and keep goods moving across the Greater Golden Horseshoe.

The Ontario government is advancing work on the Bradford Bypass through the award of a contract for tree clearing, which began in December 2024. The contract allows crew to clear a path along the planned route for the highway’s west section, marking another milestone in the government’s plan to tackle gridlock. Furthermore, the government is aiming to award a contract for a detour at 10th Sideroad for the western section, and award the detail design contracts for the remaining sections for the Bradford Bypass by fall 2025.

This builds on the progress made over the last year to advance work on the Bradford Bypass. In May 2024, the government awarded a contract for detail design of the west section of the Bradford Bypass, which will run 6.5 kilometres from Highway 400 to Simcoe County Road 4.

In summer 2024, construction began on Highway 400 and the Simcoe County Road 88 bridge and interchange, which includes constructing a new southbound lane on Highway 400 that will connect to the future Bradford Bypass.

Once complete, the Bradford Bypass will save drivers an estimated 35 minutes in travel time during rush hour compared to existing routes using local roads. During construction, the project is expected to support up to 2,200 jobs per year and contribute up to $286 million to the province’s GDP.

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Building the Highway 401 Tunnel Expressway

In addition to the work already being done to upgrade and expand the province’s 400-series highways, the government is exploring innovative options to tackle gridlock. Ontario released a Request for Proposal (RFP) to explore the feasibility of building a new driver and transit tunnel expressway under Highway 401 from west of Mississauga to east of Scarborough. To address the most congested area of Highway 401, the study will assess the potential for building a tunnel expressway underneath Highway 401. The study will also identify and evaluate complementary traffic mitigation options to relieve traffic gridlock and improve the effectiveness of infrastructure.

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Twinning the Queen Elizabeth Way Garden City Skyway

The Queen Elizabeth Way (QEW) Garden City Skyway Bridge Twinning Project includes construction of a new bridge on the QEW over the Welland Canal, connecting the City of St. Catharines to the Town of Niagara-on-the-Lake. In April 2024, the government issued an RFP to advance the project and invited five pre-qualified teams to bid on the project. This section of the highway supports tourism in Niagara Region, improves access to the Niagara District Airport and supports the province’s supply chain by linking the international border crossings at Niagara Falls and Fort Erie with the Greater Golden Horseshoe. The new and expanded Garden City Skyway will reduce gridlock and time spent travelling for people in the growing Niagara Region, and allow for the repair and upgrade of the existing aging bridge.

Improving Highway 401

The Highway 401 corridor is a crucial economic link within Ontario and between Ontario, Eastern Canada and the United States, handling about 11,000 trucks daily with goods valued up to $434 million in Eastern Ontario alone.

The government is continuing to improve the Highway 401 corridor to support the movement of people and goods in the Kingston area. Work is underway to resurface sections of the eastbound and westbound lanes on Highway 401 from Westbrook Road to Highway 15, along with all four ramps at the Sir John A. MacDonald interchange. In addition to the lane renewals, concrete repairs will be carried out on two bridges between Sydenham Road and Highway 15. These upgrades will improve safety and traffic flow, create jobs and help promote economic growth across Ontario.

Furthermore, work is being undertaken to resurface nearly 17 kilometres of Highway 401 between Mallorytown and Brockville, including culvert repairs and replacements, new lighting, and rehabilitation of the Mallorytown Road underpass. In addition, to help local communities avoid rising maintenance costs, Ontario is taking over the upkeep and rehabilitation of the Thousand Islands Parkway, ensuring the 40-kilometre route remains well-maintained.

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Supporting the Construction of the Banwell Road and E.C. Row Expressway Interchange in Windsor

Ontario is supporting the construction of a new interchange at Banwell Road and E.C. Row Expressway in the City of Windsor to keep people and goods moving. This interchange will support the needs of this growing community and the development of the NextStar Energy EV battery plant, a joint venture between LG Energy Solution and Stellantis N.V., as well as associated supply chain facilities, and the new regional acute care hospital.

Advancing a New Interchange at Highway 416 and Barnsdale Road in Ottawa

The government is working with the City of Ottawa to plan and design a new interchange at Highway 416 and Barnsdale Road to support population growth and development planned by the City for the Barrhaven South area, including housing, commercial areas and employment lands. This interchange will improve safety and help keep people and the economy moving.

Investing in Highways in Southwestern Ontario

The government is continuing to improve road safety and keeping people and goods moving in Southwestern Ontario by starting construction to widen Highway 3 between Essex and Leamington. The government has also procured a design consultant to complete the Environmental Assessment and Preliminary Design for a new interchange connecting Highway 401 to the future Lauzon Parkway extension. Advancing these critical transportation projects will support economic growth.

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Building Highways for Northern Ontario

The government is investing in highways in the North to improve road safety, connect communities, and unlock economic opportunities. Projects include:

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Replacing the Little Current Swing Bridge on Highway 6 in the Town of Northeastern Manitoulin and the Islands. The planning, preliminary design and Environmental Assessment have been completed, and the project is proceeding with the next steps — property acquisition, right-of-way designation and detail design.

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Working to enhance safety on highways in Northeastern Ontario. This includes innovative designs such as a 2+1 highway, which is a three-lane highway with a centre passing lane that changes direction approximately every two to five kilometres, and expanding rest areas.

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Widening Highway 69 from two to four lanes between Parry Sound and Sudbury. In total, 84 kilometres of Highway 69 have been expanded to four lanes in this area, and work is underway to complete the remaining 68 kilometres, which are in the design, environmental approvals, and property acquisition phases.

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Expanding Highway 11/17 from two to four lanes between Thunder Bay and Nipigon, including from east of Highway 587 for 14.4 kilometres and from west of Highway 582 to Coughlin Road for 8.3 kilometres. These two projects are part of a larger series of projects to widen over 100 kilometres of the highway between Thunder Bay and Nipigon.

•

Widening Highway 17 from Kenora to the Manitoba border. Section 1, which includes a 6.5-kilometre segment between the Manitoba border and west of Highway 673, was completed in 2024. The broader project will widen Highway 17 from two to four lanes for approximately 40 kilometres.

•

Supporting renewed partnerships with Animbiigoo Zaagi’igan Anishinaabek, Aroland First Nation, Ginoogaming First Nation and Long Lake #58 First Nation to build and improve highway infrastructure that will help connect more First Nation communities to the province’s highway network. This work includes maintenance and upgrades to Highway 584 and Highway 11, with work continuing this construction season.

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Table 1.1

Recently Completed Highway Projects

Northern

•	Resurfacing of Highway 11, from 17.4 km north of the west junction of Highway 583 to Highway 663.

•	Resurfacing of Highway 101 from Highway 7172 (Foleyet) westerly.

•	Resurfacing of Highway 69, from 2.3 km south of the Nelson Road interchange to 1.3 km south of Crown Ridge Road, Sudbury.

•	Rehabilitation of Highway 631 and Highway 11, west of Highway 631 easterly.

•	Expanding Highway 17 to four lanes, from the Ontario and Manitoba border easterly to west of Highway 673, west of Kenora.

•	Several rehabilitation projects on Highway 584 north of Geraldton and Highway 11 between Jellicoe and Highway 584.

•

Resurfacing of a section of Highway 631 from south of Hornepayne northerly to Nagagamisis Narrows Bridge, and constructing new paved shoulders for 31.7 km. This project also included the replacement of the Nagagamisis Lake Narrows Bridge, replacement of the Hornepayne Creek Culvert, rehabilitation of the Shekak River Bridge, and rehabilitation of the West Beaton River Bridge.

•	Rehabilitated a section of Highway 144 from north of Highway 560 northerly to Highway 661, for 22.1 km.

•	Resurfaced a section of Highway 129 from Highway 17 to Highway 554, for 29.9 km.

Eastern

•	Bay of Quinte Skyway Bridge – Bridge rehabilitation to serve as an important connection to Highway 401 for Prince Edward County.

•	Highway 17 – Harvey Creek Road to Stonecliffe resurfacing.

•	Highway 401 – County Road 2 to Maitland Road, eastbound/westbound resurfacing.

•	Middle Road Maintenance Patrol Yard – New building/garage (located off Highway 401 and Highway 15 interchange, Kingston).

Continued…

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Table 1.1

Recently Completed Highway Projects (continued)

Southwestern

•	Highway 3 pavement rehabilitation from Cayuga to Haldimand Road 56, Canfield.

•	Highway 402 pavement resurfacing, Middlesex Road 2 (Longwoods Road) to Colonel Talbot Road, Middlesex County.

•	Highway 401 pavement rehabilitation from Wellington Road 32 to 0.9 km east of Wellington Road 35, Wellington County.

Central

•	Highway 404 widening and new High Occupancy Vehicle (HOV) lane from Highway 407 to Stouffville Road.

•	Highway 400/Sunnidale Road underpass bridge replacement.

•	Highway 403 at Trinity, Shaver and Alberton Roads and Sunnyridge bridge rehabilitations and roundabouts.

•	Highway 401 westbound express and collector lanes from Neilson Road to Warden Avenue, including pavement rehabilitation and 20 bridges.

Source: Ontario Ministry of Transportation.

Widening of Highways 400 and 404

In January 2025, the province completed major widening projects on Highways 400 and 404 as part of its plan to tackle gridlock and support the safe movement of people and goods in the Greater Toronto Area (GTA). The new lanes will allow cars and trucks travelling north and south to benefit from faster, more efficient commutes, supporting the GTA’s growing population, and connecting people to more housing and jobs.

The widening encompasses nine kilometres of Highway 400 from Major Mackenzie Drive to King Road, with the addition of one new general-purpose lane in each direction. Highway 404 has been widened 11 kilometres from Highway 407 to Stouffville Road, adding a new HOV lane in each direction, which can be used by cars, taxis, motorcycles and other vehicles.

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Improving Municipal Roads

Ontario is making new investments to support repairs for municipal roads and bridges that will connect people to jobs, support the movement of goods and stimulate economic growth.

Expanding the Connecting Links Program

The Connecting Links Program provides dedicated funding for rehabilitation and improvements of bridges and roads on municipal roads that connect two ends of a provincial highway or connect to international or provincial borders. With the growing demand on the program and the increasing costs of infrastructure projects, the government is increasing annual funding from $30 million to $45 million to support municipalities to maintain these critical roads. This expansion is expected to help municipalities address critical road or bridge improvement needs to extend the life cycle of their assets and continue with local developments.

Investing to Support Rehabilitation of Critical Roads and Bridges

This targeted funding is intended to support the rehabilitation of critical municipal roads and bridges that are in need of repair, with the end result of serving safety and economic development needs.

Reconfiguring Roads and Bike Lanes

The Reducing Gridlock and Saving You Time Act requires prescribed municipalities to receive approval from the province before installing new bike lanes that would result in the removal of lanes for traffic. Municipalities are required to demonstrate that the proposed bike lanes will not have a significant impact on vehicle traffic.

Ontario is reconfiguring some of Toronto’s most congested streets. The government is working to reinstate vehicle lanes on Bloor Street West, Yonge Street, University Avenue, Avenue Road and Queen’s Park Crescent, while maintaining bike lanes where possible or moving them to secondary roads.

Developing Potholes Prevention Fund Program

The government is consulting with municipalities to develop a potholes prevention and repair program to help make Ontario roads safer and prevent accidents and damages that can occur from potholes. The program would support smaller municipalities with road maintenance and help improve road conditions while promoting good asset management practices and high-quality roadwork across the province.

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Building Transit

Alongside new roads and highways, public transit projects are also vital to support the province’s economy and connect more people to jobs and housing. Transit investment has not kept up with growth, which is why the government is leading the largest expansion of public transit in North America. But there is more work to be done as Ontario’s cities and towns continue to grow at historic rates.

Expanding GO Transit Services

To better connect growing communities across the Greater Golden Horseshoe (GGH), the government is continuing to expand and build better GO train and GO bus services to make it easier and faster for people to get where they need to go.

The government continues to deliver the GO Rail Expansion program to achieve all-day, two-way service every 15 minutes or better over the core segments of the GO Transit network. Work to expand GO Transit services is visible throughout the region where Metrolinx continues to roll out incremental service increases, build new GO infrastructure including new stations, and improve passenger and train capacity at Union Station.

•

Niagara GO Extension: Ontario continues to work to bring faster, more frequent, two-way, all-day train service between Niagara Region, Hamilton and the GTA. As part of this work, in April 2025, Metrolinx completed construction at West Harbour GO Station, including new track connecting the station to the main line. These upgrades will provide customers with four more train trips to choose from on weekdays and six new trips on weekends, saving more than 250,000 commuters in Niagara Falls and St. Catharines roughly 15 minutes per round trip.

•

These station and track improvements were completed ahead of schedule, allowing more GO service to the Hamilton-Niagara Region sooner than anticipated. In addition, the future Confederation GO Station, which is currently under construction, will further improve regional transit connections for passengers.

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Bowmanville GO Extension: The Bowmanville GO Extension will extend the Lakeshore East GO rail service nearly 20 kilometres east of the Durham College Oshawa GO Station to Bowmanville. This expanded rail service will provide Durham Region with direct connections to the larger GO Transit network, helping to reduce gridlock in the GGH. Targeted early works construction is underway in 2025 to continue advancing the project.

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Advancing GO 2.0

Ontario is taking the next steps to advance planning and feasibility studies for GO 2.0 — a proposal to deliver the next generation of passenger rail service for the GGH. Building on the extensive transit network vision in Connecting the GGH: A Transportation Plan for the Greater Golden Horseshoe, these next steps will help Ontario identify potential new rail corridors and study where new GO stations are needed to respond to network demand.

GO 2.0 will build on existing investments to the GO Transit network by delivering all-day, two-way service to Kitchener and Milton, building new GO stations across the region and advancing planning to unlock potential new rail corridors through midtown Toronto, Etobicoke, York Region and Bolton.

Investing in GO Transit Rail Coaches

The government is investing nearly $500 million to refurbish 181 GO Transit bi-level rail coaches at the Alstom plant in Thunder Bay and approximately $350 million to refurbish 121 GO Transit bi-level rail coaches at Ontario Northland’s facility in North Bay. The refurbished rail coaches will be equipped with new interior finishings, such as seating, flooring, walls and ceilings, as well as new doors and Heating, Ventilation and Air Conditioning (HVAC) control systems. This investment is part of the ongoing service expansion across the GO rail network and will support hundreds of manufacturing jobs and economic prosperity in Northern Ontario.

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Refurbishing the coaches will extend their service life by 20 years and support Ontario’s ambitious GO Expansion program, which aims to deliver two-way, all-day service across core segments of the GO network.

The government will be exploring options to enhance the customer experience for travellers and commuters. This could include installing charging plug ports, cup holders and improved Wi-Fi on Metrolinx GO trains as well as the Northlander to ensure that passengers can stay connected, comfortable, and productive while travelling.

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Building Subways

Work is underway on Ontario’s priority subway projects. The government is closer to providing better travel options, alleviating gridlock on roads and creating thousands of good, local jobs.

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Ontario Line: Construction is underway along the full length of the Ontario Line. The Ontario government has officially started excavating the launch shaft for the Ontario Line subway tunnels at Exhibition Station, marking another milestone in the government’s plan to slash commute times across the GTA and bring nearly 230,000 people within walking distance of public transit. Excavation work has also commenced at stations in the southern alignment, including at King-Bathurst, Corktown, Moss Park and Queen-Spadina. The Pape Tunnel and Underground Stations and Elevated Guideway and Stations packages are also progressing through the design phase.

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Eglinton Crosstown West Extension: Tunnelling on the project has continued to advance, with tunnelling for the east tunnel between Jane and Mount Dennis stations getting underway in February 2025. Construction on the elevated guideway also began in March 2025, while procurement continues to advance for the Stations, Rail and Systems (SRS) package of works.

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Yonge North Subway Extension: In March 2025, the RFPs for the Advance Tunnel Contract closed and contract award for these works is expected later in 2025. Early upgrades at Finch Station, which include improvements made to the electrical system that powers the rails, are now complete and procurement planning for the other components of the Yonge North Subway Extension continues to advance.

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Proposed Sheppard Subway Extension: The Ontario government continues to advance planning for the Sheppard Subway Extension, which has the potential to significantly enhance east/west transit connectivity in Toronto’s north end — making it easier and faster for people to get around the GTA. Metrolinx has completed two rounds of public consultations on the project and is finalizing a business case.

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Delivering Faster and More Convenient Transit Through the New East Harbour Transit Hub

Ontario has awarded the construction contract for the East Harbour Transit Hub in Toronto, which will improve access to transit for thousands of residents and support more than 50,000 jobs in the area. This all-new transit hub is part of the government’s plan to deliver faster and more convenient transit for people across the Greater Toronto and Hamilton Area (GTHA) and will connect transit users to both GO Transit and the Ontario Line. The East Harbour Transit Hub, located immediately east of the Don Valley Parkway and south of Eastern Avenue, will serve the Riverdale, Riverside and Leslieville communities.

Once complete, the hub is expected to serve approximately 100,000 daily riders. The hub is part of the government’s plan to make public transit in the GTHA more convenient, helping divert as many as 14,000 people from Union Station during rush hour peaks.

Investing in New Subway Cars

Ontario is investing $758 million to help the Toronto Transit Commission (TTC) purchase 55 new trains for Toronto’s Line 2 subway. This investment is a result of the New Deal for Toronto, which was reached in 2023. This investment made by Ontario, the City of Toronto and the Government of Canada will support the City of Toronto to deliver this critical public transit service.

As the government advances this important initiative to reach the shared goal of improving the TTC’s transit capacity and investing in new, world-class transit infrastructure, Ontario has requested that the City of Toronto recognize this historic opportunity and consider procuring from Alstom, which would support Ontario workers in Thunder Bay and across the province.

The New Deal for Toronto also includes provincial operating support for public transit, including $330 million over three years in operating funding for the Eglinton Crosstown Light Rail Transit (LRT) and the Finch West LRT, and $300 million in one-time funding for TTC safety and maintaining service delivery.

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Building and Expanding Light Rail Transit

The government is bringing fast, reliable transit projects to the people of Ontario to help reduce travel times and create more transit options:

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Hamilton LRT: Progress continues on the Hamilton LRT alignment where early works, including public utility relocations, are underway. The Ontario government has taken another step forward by advancing the procurement process for the Hamilton LRT Civil Works and Utilities package.

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Hazel McCallion Line: Construction work continues along the Hazel McCallion Line, with guideway and track construction continuing to advance, including track installation and stop platforms. The platform at Port Credit Station is nearing completion and all girders have been installed on the elevated guideway spanning Highway 403. The government is moving forward with work to extend the Hazel McCallion Line into downtown Brampton and Mississauga and plans to study options to tunnel the Brampton portion of the segment. The underground extension in downtown Brampton would connect the Hazel McCallion Line to the heart of one of Canada’s fastest-growing cities, providing more people with fast, affordable and reliable transit.

•	Ottawa LRT: The government will be exploring options for uploading the Ottawa LRT, subject to due diligence, to help reduce costs for Ottawa taxpayers.

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Eglinton Crosstown and Finch West LRTs: Major construction for both projects is now complete. Metrolinx continues to focus on safety and operational readiness testing, as the projects advance toward revenue service.

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Bringing Back the Northlander

Ontario has awarded contracts to deliver train stops along the future Northlander corridor, marking another milestone in the government’s plan to bring back safe and reliable passenger rail service between Timmins and Toronto. This includes improvements to stops at North Bay, Temagami, Temiskaming Shores, Englehart, Kirkland Lake, Matheson and Cochrane along with the construction of a new Timmins-Porcupine Station.

In addition, Ontario has unveiled the new exterior design of the Northlander, giving communities a first look at the state-of-the-art trains that will soon pave the way for an integrated transportation network that connects communities from the North to the South. The new, fully accessible trains will feature built-in wheelchair lifts, mobility aid storage spaces, galley-style food services, Wi-Fi and fully accessible washrooms.

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Cleaning Up Our Streets

The government is committed to protecting Ontario communities from growing economic threats by implementing initiatives to enhance border security, clean up the streets and protect the province’s neighbourhoods from dangerous criminals. These efforts include fighting illegal border crossings and cross-border trade in guns and drugs, as well as keeping criminals behind bars.

Ontario continues to take deliberate steps to create a modern, stable justice system and increase its capacity by making targeted, multi-ministry investments across all areas of the justice sector, including community safety and policing, courts and correctional services.

Protecting Ontario’s Borders

The government is continuing to enhance security at all points of entry, including land and water. This includes combatting cross-border illegal activity, such as smuggling of dangerous and illegal drugs, as well as illegal border crossings and smuggling of illegal guns into Ontario from the United States.

In January 2025, Ontario launched Operation Deterrence, the government’s framework for enhanced security at the border and tackling criminal activity harming people on both sides of the border. The strategy was developed through the joint efforts by multiple provincial ministries and the Ontario Provincial Police (OPP) along with federal, First Nations, municipal and U.S. partners.

Since Operation Deterrence was launched in January 2025, there has been over 39,000 hours of ground patrols in key border areas, over 2,500 hours of aviation patrols and drone flights, more than 41,000 vehicle inspections resulting in thousands of charges, and the seizure of firearms, drugs, stolen vehicles, as well as stopping illegal border-crossing attempts and combatting human trafficking. The government is investing an additional $113 million over the next three years to continue to support enforcement efforts to help keep Ontario’s borders secure.

Operation Deterrence unites the full range of provincial resources under an innovative strategy, above and beyond existing and ongoing measures, to protect Ontario–U.S. borders and combat cross-border illegal activities, ensuring the safety, sovereignty, and economic prosperity of the people of Ontario.

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Fighting Crime with the Expanded Joint Air Support Unit

Ensuring police services have the resources to respond to major incidents and urgent situations is a priority for the government. This is why Ontario is investing $57 million for two new H-135 helicopters to support the Niagara Regional Police Service and the Windsor Police Service with increased patrols, security and enforcement at key entry points at the U.S. border.

This additional investment builds on the government’s previous announcement in 2024 to provide $134 million for five police helicopters for use in the GTA and Ottawa, bringing the total number of Joint Air Support Unit helicopters to seven. Equipped with the latest technology, the helicopters will help protect Ontario’s borders and keep highways and roadways safe from violent carjackings, auto theft, street racing and impaired driving.

Chapter 1: A Plan to Protect Ontario

Combatting and Preventing Auto Theft

Auto theft remains a serious problem impacting communities across Ontario. To combat auto theft, the government is collaborating with municipalities and the federal government, providing funding to police services and raising public awareness of auto theft prevention measures.

Through the Preventing Auto Theft (PAT) Grant, the government continues to support police services in prevention and public awareness initiatives to combat auto theft. As previously announced, the PAT Grant will provide $6 million in 2025–26 to police services for projects that feature new and enhanced crime-fighting measures focused on prevention, detection, analysis and enforcement. This funding will support Ontario in combatting and preventing auto theft by targeting organized crime networks and ensuring that those responsible are brought to justice, to keep people and communities safe.

The government is also proposing new legislation that would amend the Highway Traffic Act to give police the authority to search for and seize electronic devices that are intended to be used for vehicle theft. The change would provide law enforcement with stronger tools to keep keyless devices off the streets and out of the hands of would-be criminals.

In addition, the province is permanently establishing a dedicated Major Auto Theft Prosecution Response Team to focus on crime hotspots across Ontario, such as Ottawa, Toronto, Brampton, Newmarket, Durham, London and Windsor. The team will provide legal advice and prosecutorial support to police services and help dismantle organized crime networks, holding offenders accountable and cracking down on carjackings and home invasions.

These measures will support law enforcement in safeguarding the streets and make it easier to stop car thieves in their tracks.

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Fighting Guns, Gangs and Violence

Gang members are criminals who put the lives of the people of Ontario at risk. A variety of criminal offences are consistently linked to gang activity, including property offences, drug trafficking and importation, fraud, robberies, assaults with weapons, homicides, auto theft, and human trafficking.

This is why the government is continuing its partnership with the federal government, which is providing Ontario with $121 million from 2023 to 2028 to fight gun and gang violence. This funding provides resources to prosecutors, the OPP, municipal and First Nation police services, community organizations and school boards across the province to conduct investigations and undertake measures focused on preventing, monitoring, and fighting gun- and gang-related violence and organized crime, as well as assisting victims and survivors of sexual assault, domestic violence, and human trafficking.

This funding is helping keep people safe and criminals off the street. For example, since 2019–20, Ontario’s Guns, Gangs and Violence Reduction Strategy resulted in seizures of over 1,000 firearms, more than 2,000 vehicles, $24 million in currency and more than 23 tonnes of illicit drugs with a street value of approximately $570 million, resulting in over 18,000 charges.

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Putting More Repeat Violent Offenders Behind Bars

Ontario is taking action to protect communities, support victims of crime and keep people safe by making investments to prevent repeat and violent offenders from committing serious crimes while out on bail.

Through the Bail Compliance and Warrant Apprehension (BCWA) Grant program, the government continues to support police services in ensuring that high-risk and repeat violent offenders comply with their bail conditions. As previously announced, the BCWA Grant will provide $8.3 million in 2025–26 to police services to establish dedicated bail compliance and warrant apprehension teams to monitor high-risk individuals. In addition, the province is providing new technology to police services, as part of a provincewide bail compliance monitoring system.

By giving police the tools they need to track and arrest offenders who violate their bail conditions, the government is helping to ensure Ontario is one of the safest jurisdictions in Canada.

Getting Tough on Crime to Protect Communities from Criminals

The government is proposing changes to improve public safety by getting tough on crime and putting violent, repeat offenders behind bars. The proposed changes will strengthen the courts’ ability to deal with serious crimes by streamlining the judicial selection process and allocating additional judges to the Ontario Court of Justice, as well as creating dedicated prosecution teams for serious crimes.

These changes include a new pool-based recommendation process for judicial positions that would allow the government to speed up appointments to the Ontario Court of Justice. These changes would also require the Judicial Appointments Advisory Committee to consider criteria set out by the Attorney General when reviewing and evaluating judicial candidates.

Building on the government’s previous announcement, up to 10 additional judges will be allocated over the next three years, bringing the total number of judges up to 52 to ensure courts keep pace with a growing number of complex cases and address the existing backlog of criminal cases.

In addition, the government will strengthen its ability to prosecute serious crimes, including through the introduction of a new cybercrime and cryptocurrency prosecution team that will support police investigations and prosecute major cybercrime cases.

Specialized prosecution teams will hold offenders accountable, while stronger and more efficient courts will support victims of crime and keep communities safe.

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Training More Police Officers to Protect Communities

There is a growing need for police officers across the province. This is why the government is increasing enrolment in the Basic Constable Training (BCT) program and eliminating tuition fees to support new recruits. The BCT program is now able to accommodate an additional 80 recruits per year for a total of 2,080 annually, with priority being given to small, medium-sized, and First Nation police services. The government is also providing $8.8 million in 2025-26 to support a one-time additional intake of up to 300 recruits in the Basic Constable Training Program.

By expanding the BCT program, the government underscores its commttment to strengthening public safety through the development of a highly trained and responsive police service.

Modernizing Police Training Facilities

To ensure that police officers and new recruits have adequate training facilities, the government is committing $1 billion towards expanding and renovating the Ontario Police College in Aylmer and a new Ontario Provincial Police Academy in Orillia. These facilities will equip new recruits and existing police personnel with the skills needed to respond to the increasing complexity of contemporary policing and address urgent specialized training demands driven by rising crime rates.

Chapter 1: A Plan to Protect Ontario

Supporting Policing Services in First Nation Communities

The government is working with First Nation communities across the province to strengthen First Nations police services under the umbrella of the Community Safety and Policing Act (CSPA) and keep these communities safe and protected.

Through the CSPA and its regulations, the government has established a legislative framework that modernizes and improves Ontario’s approach to policing and community safety, including improving oversight and accountability of the policing sector.

In December 2024, the government announced a $514 million investment to support the Nishnawbe Aski Police Service Board (NAPSB) as it became the first-ever First Nations police service to opt in to the provincial framework for policing under the CSPA. The funding will allow the NAPSB to increase its officer complement to over 500 officers that serve 34 of the most remote First Nation communities in Ontario.

By joining the provincial framework for policing, the Nishnawbe Aski Police Service is also taking an important step forward towards providing culturally appropriate policing services, with the support of provincial legislation that will ensure adequate and effective policing service standards for remote and Northern communities.

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Building More Capacity in Provincial Jails

The government is adding more beds to several adult correctional facilities, marking an important milestone in Ontario’s plan to ensure sufficient jail capacity in both the short and long term.

To address immediate needs, the government is repurposing and re-opening the Regional Intermittent Centre at the Elgin-Middlesex Detention Centre in London and the Toronto Intermittent Centre at the Toronto South Detention Centre, adding up to 430 new beds to accommodate minimum- and medium-risk inmates.

The government is also expanding existing facilities and building new ones to address longer-term needs, including:

•	Adding 66 new beds at the Quinte Detention Centre, bringing the institution’s capacity to over 300 beds;

•	Building a new Brockville Correctional Complex with 250 beds to replace an outdated 54-bed facility;

•	Adding 25 new beds to accommodate a women’s treatment unit at St. Lawrence Valley Correctional and Treatment Centre; and

•	Constructing the new Eastern Ontario Correctional Complex, which will result in 235 beds.

Increasing jail capacity will be supported by hiring additional correctional staff, which would include nurses, correctional officers, and support staff.

The government is working to identify further medium- and long-term opportunities to increase corrections capacity. This will help frontline staff to do their jobs safely and effectively and keep violent and repeat offenders off the streets.

Strengthening Supports to Combat Hate

Communities should be able to establish safe and inclusive environments for everyone in Ontario, regardless of their background, religion or culture. This is why the government is investing $12.8 million in 2025–26 to continue the Anti-Hate Security and Prevention Grant, which will help faith-based and cultural organizations implement measures to ensure their community spaces remain safe and secure. Grant funding can be used for measures such as hiring security staff, surveillance cameras, security assessments, cybersecurity and building repairs.

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Supporting Human Trafficking Survivors to Rebuild Their Lives

The provincial government recognizes the impact coerced debt has on the safety and livelihood of survivors of human trafficking. Coerced debt is a financial abuse strategy where debt is incurred fraudulently under the name and identity of the victim by the traffickers. This can reduce victims’ access to housing and loans and affect their ability to move on with their lives.

In response, Ontario is investing an additional $1 million over three years to support Victim Services Toronto’s Reclaim Project, which helps survivors of human trafficking by working with Canadian creditors to remove coercive debt from the survivor’s name. This investment will complement Ontario’s recent legislation to help protect victims from coerced debts incurred by traffickers and support economic empowerment and long-term recovery for survivors.

Restoring Safety to Parks and Public Spaces

The government is committed to addressing the challenges encampments pose to public safety across Ontario. This means ensuring that the people of Ontario can safely use shared public spaces, such as local parks and playgrounds, while providing the right supports to people facing homelessness, addictions, and mental health challenges.

To help municipalities provide vulnerable people living in encampments with appropriate short- and long-term housing alternatives, the government invested $75.5 million in 2024–25, including:

•	$50 million for ready-to-build affordable housing projects, to help projects near completion but in need of additional targeted funding to open their doors faster;

•	$20 million to expand shelter capacity and create additional temporary accommodation spaces; and

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$5.5 million to top up the Canada-Ontario Housing Benefit to immediately free up emergency shelter spaces for people living in encampments by helping people living in shelters move into longer-term housing.

To help clear parks and public spaces of encampments, the government has introduced legislation that, if passed, will provide municipalities and police with new enforcement tools, including allowing officers to direct individuals to stop using illegal substances or to leave public spaces. Those who do not comply could be issued tickets or arrested, and if found guilty, could face fines of up to $10,000 or up to six months behind bars.

This legislation will also increase penalties that may be applied by the court during sentencing for people who deliberately and continually trespass. For minor or non-violent drug crimes, the government is exploring new judicial approaches that could provide the option of rehabilitation as an alternative to incarceration.

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These new enforcement tools and investments will ensure that the people of Ontario can safely use shared public spaces. The additional funds will also create more emergency shelter and affordable housing spaces to help vulnerable people move out of crisis situations and into stable accommodations.

Expanding Homelessness Hubs and Addiction Recovery Treatment Hubs

The government is protecting the safety of children and families while improving access to recovery and treatment services. The Ontario Legislature passed the Safer Streets, Stronger Communities Act, 2024 and the Community Care and Recovery Act, 2024, which approved the transition of nine drug injection sites that are located within 200 metres of schools and licensed child care centres into Homelessness and Addiction Recovery Treatment (HART) Hubs. As of April 1, 2025, the nine drug injection sites, located in Toronto, Ottawa, Hamilton, Kitchener, Guelph, and Thunder Bay, were successfully transitioned and started operating as HART Hubs. Building on supports provided in 2024–25, this brings the government’s total investment to approximately $550 million over four years to support 28 new HART Hubs across the province.

HART Hubs reflect regional priorities by connecting people with complex needs to comprehensive treatment and preventative services. These include a range of services to meet local needs such as primary care, mental health services including addiction care and support, social services, and employment support. HART Hubs will also add an estimated 560 highly supportive housing units, in addition to addiction recovery and treatment beds, that will help thousands of people each year transition to more stable long-term housing.

The government is also investing more than $303 million over the next three years to stabilize the community-based mental health and addictions services sector. This commitment will provide a four per cent increase in the sector’s base funding to support community-led and delivered mental health programs.

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Fighting Money Laundering

As part of the plan to protect Ontario borders and communities, the government is developing a comprehensive provincial strategy to combat money laundering and other illicit activities that support organized crime and threaten border security.

As part of this strategy, Ontario is committed to continue exploring options to establish a registry for business corporations to file prescribed beneficial ownership information, in alignment with the federal government. Since January 1, 2023, these corporations have been required to maintain beneficial ownership information at their registered office. A registry would help make it harder for criminals to hide the proceeds of crime and provide law enforcement and regulators with rapid access to data critical in conducting criminal investigations, without increasing the burden on legitimate businesses.

Consultations to inform the establishment of a beneficial ownership registry, and other potential measures to empower regulators and law enforcement to fight money laundering and the financing of organized crime, will be held in the coming months.

Addressing Contraband Tobacco

The presence of contraband tobacco undermines public health objectives, impacts public safety through links to organized crime, and negatively impacts Ontario’s revenue integrity.

The government is committed to addressing contraband tobacco and ensuring that those who seek to benefit from this illicit trade face stronger consequences. In the 2024 Budget, the government strengthened fines for the possession of contraband cigarettes and fine-cut tobacco. Building on these changes, the government is proposing to extend that approach to contraband cigars and other tobacco products (e.g., pipe tobacco, chewing tobacco), while also strengthening fines for other offences under the Tobacco Tax Act (TTA).

Renewing and strengthening the Ministry of Finance’s partnership with the Ontario Provincial Police (OPP) for the Contraband Tobacco Enforcement Team (CTET) is an important lever in tackling the links between contraband tobacco and organized crime. The government is continuing to invest in CTET, further integrate the ministry’s investigations team and OPP resources, and focus on the intersection points between contraband tobacco and other illegal commodities.

Online sales of contraband tobacco are also impacting provinces and territories across the country, undermining the proper functioning of markets throughout Canada, undercutting provincial revenues, hurting businesses, and facilitating organized crime. Ontario is calling on the federal government to work with provinces and territories to explore strategies to address this national problem.

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Keeping Costs Down

Ontario led the fight against the federal carbon tax, put thousands of dollars back into people’s pockets, and continues to do more to lower costs for hard-working families. From providing direct financial relief to families and individuals, saving commuters money by removing tolls, making public transit more affordable through the One Fare program and cutting the Gasoline Tax and Fuel Tax, the government is continuing to build on its track record of putting money back in people’s pockets.

Delivering the $200 Ontario Taxpayer Rebate

In the 2024 Ontario Economic Outlook and Fiscal Review, the government announced that it would be providing a $200 taxpayer rebate to each eligible adult and $200 for each eligible child under 18. Providing these rebates helps deliver on the government’s commitment to make life more affordable. The government began issuing rebate cheques in January 2025, providing $3 billion in support to about 15 million eligible people in Ontario. Ontario continues to work to ensure all eligible families receive their taxpayer rebates.

Permanently Reducing Gasoline Tax and Fuel Tax Rates

The Ontario government temporarily cut the Gasoline Tax rate by 5.7 cents per litre and the Fuel (diesel) Tax rate by 5.3 cents per litre on July 1, 2022, and has extended the cuts four times. The latest of these extensions is set to end on June 30, 2025, providing families and individuals with $1.7 billion in gas and fuel tax relief since the cuts began.

To provide ongoing relief to households and businesses in Ontario, the government is introducing legislation that would amend the Gasoline Tax Act and the Fuel Tax Act to keep the provincial rates of tax on gasoline and fuel at 9 cents per litre, permanently. This permanent measure would save households, on average, about $115 per year going forward.

The Ontario government has also consistently called for the elimination of the carbon tax. The government welcomes the federal decision to set the carbon tax rate to zero effective April 1, 2025, helping to reduce prices at the pump and continues to advocate for repealing the carbon tax.

For more information, see the Annex: Details of Tax Measures and Other Legislative Initiatives.

Chapter 1: A Plan to Protect Ontario

Removing Highway 407 East Tolls

Effective June 1, 2025, the government will permanently remove tolls from the provincially owned Highway 407 East — saving drivers approximately $94 million annually. This initiative will help fight gridlock and reduce the cost of travel while increasing convenience and choice, and is expected to save daily commuters an estimated $7,200 annually.

This is in addition to a number of other measures the government has implemented to put money back in drivers’ pockets, including eliminating licence plate renewal fees and stickers, removing tolls on Highway 412 and Highway 418, freezing fees for driver’s licences and Ontario Photo Cards, and temporarily cutting Gasoline and Fuel Tax rates. These initiatives have saved drivers over $1.8 billion in the last year.

Saving Money for Ontario Drivers

Effective April 2019, the government also eliminated the Drive Clean program for passenger vehicles, saving money for Ontario drivers and reducing the regulatory burden on Ontario families.

Preventing New Charges and Streamlining Collection Efforts Against Drivers

In this time of economic uncertainty, the government is keeping costs down for drivers by amending the Municipal Act, 2001 and the City of Toronto Act, 2006 to prevent municipalities from implementing road tolls, including traffic gridlock pricing measures. Amendments would also remove the City of Toronto’s authority to implement a personal vehicle tax, bringing it in line with other municipalities. This will provide certainty to drivers that they will be protected from new charges for using their vehicles and accessing roads.

The government will also work with its municipal partners to help drivers pay outstanding traffic tickets or fines by streamlining the collection process. The government is launching a consultation that will focus on fine collection and enforcement of offences such as traffic violations under the Provincial Offences Act. This is in an effort to help keep costs down for drivers with outstanding fines, improve customer service and reduce possible duplication.

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Providing Affordable and Convenient Transit Through the One Fare Program

Ontario’s One Fare program launched on February 26, 2024, enabling free transfers between the Toronto Transit Commission (TTC) and GO Transit, Brampton Transit, Durham Region Transit, MiWay (Mississauga), Peel TransHelp, and York Region Transit. The program provides the customer with a free transfer and subsidizes transit agencies for lost revenue. Since the launch of One Fare, transit users across participating agencies have saved over $123 million so far, making cross-boundary travel more affordable and convenient for students, seniors, low-income riders, and other travellers.

The program continues to perform strongly, offering customers free transfers between the TTC and six connecting transit systems. More than 38 million transfers were made using the fare integration program so far.

By eliminating double fares on participating transit systems throughout the Greater Golden Horseshoe through One Fare, the government is saving the daily transit user an average of $1,600 each year.

Saving on Electricity Costs

The government continues to ensure electricity bills remain affordable, stable and predictable by providing rate relief for eligible households, small businesses and farms through the Ontario Electricity Rebate (OER). The government also provides targeted electricity bill relief for eligible low-income households and on-reserve First Nation consumers, as well as eligible rural or remote customers.

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Supporting Affordable Rental Housing

The government is continuing to review the property assessment and taxation system, focusing on fairness, affordability, business competitiveness, and modernized administration tools.

As announced in the 2024 Ontario Economic Outlook and Fiscal Review, one early priority arising from this review is to provide municipalities with the ability to reduce municipal property tax rates on affordable rental housing.

Starting in 2026, municipalities will have the option to reduce the municipal property tax rate for eligible affordable rental housing units by up to 35 per cent. Eligible properties could be either existing or newly built and would be required to meet the definition of affordable rental units in the Development Charges Act, 1997.

The government remains committed to working with municipalities to build more housing, support economic growth and further strengthen Ontario’s communities.

Lowering Taxes on Purpose-Built Rental Housing

As announced in 2023, the Ontario government worked with the federal government to remove the full 8 per cent provincial portion of the Harmonized Sales Tax (HST) on qualifying new purpose-built rental housing. Federal and provincial measures taken together continue to remove the full 13 per cent HST on qualifying new purpose-built rental housing in order to get more rental homes built across the province.

Section B: Protect Ontario

Supporting Families and Individuals

The government recognizes the financial challenges faced by many people in Ontario, particularly given recent economic pressures and uncertainty around tariffs driving up prices. This is why the government has consistently acted early to protect people’s wallets by making life more affordable for families and individuals across the province.

The government committed almost $12.9 billion in relief for families and individuals in the 2024–25 fiscal year, as detailed in Chart 1.7.

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Delivering Better Services

Protecting the economy allows the government to invest even more in health care, education and other critical services. With a strong economy, increased investments and better delivery of services, Ontario is putting people, communities and businesses first and ensuring that they will continue to thrive.

Advancing Ontario’s Primary Care Action Plan

Ontario is building on the investments to date for a primary care system that is comprehensive, convenient, and connected for every single person in Ontario. This is why on January 27, 2025, the government announced an investment of $1.8 billion for Ontario’s Primary Care Action Plan, which aims to connect everyone in Ontario to a family doctor or primary care team within four years.

Ontario’s Primary Care Action Plan will implement a broad series of initiatives that will close the gap for people in need of primary care by 2029, including:

•	Creating and expanding more than 305 additional primary care teams to connect approximately two million people to primary care, including investing more than $235 million in 2025–26 to establish and expand up to 80 additional primary care teams across the province that will connect 300,000 more people to primary care this year; and

•	Supporting primary care infrastructure renewal for the expansion of eligible team-based models.

This investment will establish best-in-class models of primary care to ensure that no matter where residents in Ontario live, everyone is connected to primary care.

Primary Care Teaching Clinics

The government is exploring opportunities to expand Ontario’s Primary Care Teaching Clinics capacity to support the Primary Care Action Plan, including making available up to $300 million over the next four years, including $60 million in 2025–26. Primary Care Teaching Clinics will provide dedicated learning environments for primary care physicians and other practitioners, while also providing care to the people of Ontario.

This investment will support the planning and implementation of additional Primary Care Teaching Clinics across the province where there is a need for more intensive teaching capacity. These clinics are anticipated to connect approximately 300,000 people in Ontario to primary care and train at least 140 more family physicians per year, starting in 2025–26.

With this new commitment, the government is investing up to $2.1 billion in the Primary Care Action Plan.

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Training and Retaining Health Care Providers Across Ontario

The government remains committed to building a stronger and more resilient health care workforce throughout the province. Through the Ontario Learn and Stay Grant, the government is supporting students with funding to cover tuition, books, and other direct educational expenses for eligible health-related programs. This program is helping to train and retain health care providers in underserved and growing communities.

Increasing the Number of Health Care Professionals Across Ontario

Through the Ontario Learn and Stay Grant, the government is increasing the number of nurses, paramedics, and medical laboratory technologists in underserved and growing regions, including in Northern, Eastern and Southwestern Ontario. Eligible students commit to working in the communities where they studied for a term of service after graduation. The government is continuing to invest in the program with an additional $261.7 million over three years. Since its launch in 2023–24, the Ontario Learn and Stay Grant has provided over $90 million in support to more than 8,000 students.

Chapter 1: A Plan to Protect Ontario

The government is making sure more Ontario-trained doctors practise family medicine here at home in communities that need them. Building on the government’s announcement in the 2024 Ontario Economic Outlook and Fiscal Review, Ontario is investing $159.6 million over three years, beginning in 2026–27, to expand the Ontario Learn and Stay Grant to a total of four cohorts of medical school students to help improve access to primary care across the province. The grant will cover 100 per cent of direct educational costs, including tuition and fees, starting with those who entered medical school in 2024–25, and who commit to working in the community for a term of service as family medicine physicians after completing residency anywhere in the province. The government is also requiring medical schools to prioritize seats for Ontario residents, helping ensure more doctors who study in Ontario stay in Ontario.

Investing in Hospitals

Ontario’s hospitals deliver critical health services in communities across the province. This is why the government is making available up to $1.1 billion in additional hospital funding for 2025–26, which includes up to 4 per cent in base and targeted funding, and one-time funding for the surgical system. As part of this investment, the government will work collaboratively with hospitals to enhance accountability and operational improvements, while ensuring the people of Ontario continue to have access to high-quality public hospital services. With this funding, Ontario continues its historic investment in hospitals for a third consecutive year, providing more connected and convenient care across the province.

Investing in New Surgical and Diagnosis Centre Capacity

The government is committed to reducing backlogs in surgical and diagnostic services and as part of the Your Health: A Plan for Connected and Convenient Care, making it easier and faster for people to connect to publicly funded surgeries and procedures. This is why the government is investing up to $280 million over two years to support the expansion of Integrated Community Health Service Centres. These centres will deliver magnetic resonance imaging (MRI) and Computerized Tomograph (CT) scans, endoscopy procedures and orthopedic surgeries in the community setting.

This funding is in addition to the $275 million over the last three years, including $50 million in 2025–26, which was provided to hospitals to address surgical waitlists.

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Building and Expanding Hospitals

The government is investing approximately $56 billion over the next decade in health infrastructure, including over $43 billion in capital grants. This includes investing $103 million in additional planning grants, which builds on Ontario’s ambitious plan to support over 50 major hospital projects and deliver approximately 3,000 new hospital beds to enhance access to quality care and build a connected, people-first health care system.

New planning grants include:

•	Campbellford Memorial Hospital: $2.5 million for planning to replace the current hospital and create a “rural hub” with various community support services and additional inpatient beds.

•	Orillia Soldiers’ Memorial Hospital: $3.0 million to plan the construction of new hospital facilities to address aging infrastructure and support future growth.

Additional planning grants to move projects forward include:

•	Grand River Hospital and St. Mary’s General Hospital: $10 million to support the planning of a greenfield project to construct the new Waterloo Region Acute Care Hospital and redevelop health care infrastructure to meet growing service demand.

•	Brant Community Healthcare System – Brantford and Willett Sites: $12.5 million to advance the project planning to build a new acute care tower and non-acute ambulatory care building to address capacity issues, aging infrastructure, and increase the number of inpatient rooms.

•	Southlake Regional Health Centre: $10 million to plan for the creation of a distributed health network by building a new acute care hospital and renovating existing facilities to house redeveloped and net new inpatient beds.

•	Royal Victoria Regional Health Centre – South Campus: $15 million for the planning of a new South Campus in Innisfil to host an outpatient health hub that would eventually transition to a full-service community hospital that will support health services offered in the existing Barrie hospital.

•	Lake of the Woods District Hospital: $50 million to support the advanced planning of a replacement hospital that will include culturally safe spaces for Indigenous communities and expanded medical services.

Recent milestones include:

•	Oak Valley Health – Uxbridge Hospital: In winter 2025, a tender was issued to support early works for this project, including road construction and building of a retaining wall, stormwater infrastructure and new parking areas. Once completed, the early works project will enable site readiness for a community health hub, including the planned new hospital to replace the aged hospital building, and proposed long-term care services.

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•	Cambridge Memorial Hospital: In January 2025, this redevelopment project reached completion, connecting people across Cambridge, North Dumfries and the Region of Waterloo with a new, state-of-the-art facility, to improve care for patients undergoing life-saving surgery or requiring emergency care. This project includes a new patient care tower, 52 new inpatient beds for acute care and support services and fully renovated and enhanced laboratory and diagnostic imaging departments.

•	Thunder Bay Regional Health Science Centre: In December 2024, the government completed work on renovations that enabled the centre to house a new Positron Emission Tomography-Computerized Tomograph (PET-CT) scanner used in diagnostics and expanded thelinear accelerator service from two to three units, which increases access for the people in Northwestern Ontario to life-saving radiation therapy.

•	Sunnybrook Health Sciences Centre: Work was completed for the new centre for brain science at Sunnybrook Health Sciences Centre. The government has invested $60 million to support the state-of-the-art facility dedicated to brain science research and care, connecting those with complex mental health conditions to the care they need.

•	Scarborough Health Network General Site Diagnostic Imaging Department: In February 2025, the new diagnostic imaging department opened, enabling more patients to be seen faster. This project expands and consolidates most of the diagnostic imaging services being provided at that site.

Section B: Protect Ontario

Building Long-Term Care Homes

The government continues to make progress towards its commitment to build 58,000 new and upgraded beds to modern design standards across the province by 2028. As of April 2025, 147 long-term care homes are either open, under construction, or have approval to start construction. This includes:

•	40 homes completed, representing 2,571 new beds and 3,411 beds upgraded to modern design standards; and

•	107 homes under construction or approved to start construction, representing 10,481 new beds and 7,514 beds being upgraded to modern design standards.

As a result of the time-limited supplemental increase to the construction funding subsidy, designed to stimulate the start of construction for more long-term care homes across Ontario, the government enabled 103 long-term care homes to start construction between April 2022 and April 2025.

Building on this success, the government will launch a new construction funding support program to ensure long-term care operators and builders have additional flexibility and support to continue Ontario’s historical level of construction. This new program will unlock more than 8,000 new and redeveloped beds in Ontario.

Chapter 1: A Plan to Protect Ontario

The Loan Guarantee Program also continues to be available to support financing the development of long-term care beds in non-municipal, not-for-profit projects.

In addition, Ontario is bringing new tools to the long-term care sector to support financing the development of long-term care beds for projects with the support of the newly established Building Ontario Fund. This includes financing support for the Rekai Centres at Cherry Place and four homes through Arch Corporation in Amherstburg, Lancaster, Prescott, and Tay Valley Township, resulting in over 900 beds being redeveloped or added.

Investing in Training and Educating More Nurses

Ontario continues to expand nursing enrolment in colleges and universities to help address the need for nurses now and in the years to come. This is why the government is investing an additional $56.8 million over the next three years for training and education funding to support an enrolment increase of nursing spaces at publicly assisted colleges and universities by over 2,200 registered and registered practical nurses and nurse practitioners. In addition, this funding will support continued investments in innovative, flexible, online nursing pathways. This expansion is part of the government’s plan to address health human resource needs and support the growing demand for health care professionals in Ontario, including in long-term care homes.

Introducing the Ontario Fertility Treatment Tax Credit

The government believes strong families help build strong communities. This is why the 2024 Ontario Economic Outlook and Fiscal Review announced a refundable Ontario Fertility Treatment Tax Credit to help families with the financial burden of fertility treatments. This proposed new tax credit would be built on Ontario’s existing Medical Expense Tax Credit and would provide support of 25 per cent on eligible fertility treatment expenses up to $20,000, for a maximum credit of $5,000 per year. These expenses would include in vitro fertilization (IVF) cycles, egg and embryo freezing (including storage), fertility drugs, travel, and diagnostic testing. The government will review the effectiveness of the credit after five years.

The proposed Ontario Fertility Treatment Tax Credit would provide Ontario residents with support for eligible fertility treatment expenses, effective January 1, 2025. Goods and services relating to the treatment must be provided entirely within Canada. This credit could be claimed in addition to the existing federal and Ontario medical expense tax credits and is expected to deliver $160 million in tax support over the first three years.

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This proposed tax credit builds on the $150 million over two years for the Ontario Fertility Program previously announced through the 2024 Ontario Economic Outlook and Fiscal Review. The government will also invest an additional $100 million in 2027–28 to support the continued expansion of the Ontario Fertility Program. This funding will nearly triple the number of individuals who are able to receive a government-funded IVF cycle, increase the capacity of fertility clinics and help clear existing waitlists both in hospitals and community settings.

For more information, see the Annex: Details of Tax Measures and Other Legislative Initiatives.

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Supporting Seniors and Senior Veterans

Building on the government’s ongoing commitment to improving the quality of life for senior veterans, the government is investing $3 million over the next three years, beginning in 2025–26, to establish a dedicated veteran-focused funding stream within the existing Seniors Community Grant Program. This initiative supports community-based learning opportunities and promotes social and physical activities.

The government also continues to expand access to services and activities for seniors through the addition of up to 100 new Seniors Active Living Centres (SALC) programs across the province. This expansion was fueled by an investment of close to $17 million over three years in additional funding approved through the 2024 Ontario Economic Outlook and Fiscal Review. This also enabled the government to increase base funding to existing SALCs by 10 per cent: up to $55,000 per centre. These programs promote wellness, encourage social interaction, and combat ageism to help seniors stay active, independent and engaged within their communities.

Since this investment, 97 new SALC programs have been approved, increasing the total number of SALC programs across the province to 413. This expansion enhances access to services for seniors and individuals with disabilities in underserved communities.

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Helping Individuals with Disabilities and Complex Needs Access Care and Supportive Housing

Ontario is continuing to invest in supportive housing options for adults and children with disabilities to ensure Ontario’s most vulnerable populations are connected to the key services they need. This includes committing funds for the following:

•	$16 million to the Luso Canadian Charitable Society to support a new facility in Hamilton for aging individuals with disabilities, including developmental disabilities; and

•	$21 million for Safehaven’s Bloor Site Redevelopment Project in Toronto to better support children and adults with complex care needs.

Funding for both projects will include $1 million up front to advance these projects. Once complete, these proposed housing and community spaces may also support other vulnerable people in the Greater Toronto and Hamilton Area.

Supporting the Ontario Autism Program

The government is increasing its investment in the Ontario Autism Program by $175 million in 2025–26, bringing this year’s total funding to $779 million. The Ontario Autism Program provides children and youth with access to supports such as applied behaviour analysis therapy, speech-language pathology, occupational therapy, mental health services and equipment.

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Building Schools and Child Care Spaces

The government is continuing to address critical needs in growing areas of the province to provide students with modern learning spaces and help future generations learn. This is why Ontario is investing over $30 billion over the next 10 years, including approximately $23 billion in capital grants, to support new and redeveloped schools and child care projects. These investments will provide students with a foundation that will help set them up for success.

In addition, as part of the government’s ongoing efforts to improve and modernize existing schools, Ontario is investing close to $2 billion for the 2025–26 school year to repair and maintain schools, which will foster safe, healthy, accessible and supportive learning environments.

Section B: Protect Ontario

Table 1.2

School Projects Opening for the 2025–26 School Year

Northern

•	An addition to HM Robbins Public Elementary School in Sault Ste. Marie, with 26 more student spaces and 64 more licensed child care spaces.

•	École élémentaire catholique Notre-Place in Sudbury, which serves 567 students and includes 88 licensed child care spaces.

Eastern

•	École élémentaire publique Des Visionnaires in Ottawa, which serves 475 students and includes 49 licensed child care spaces.

•	Riverside South Public Secondary School in Ottawa, which serves 1,516 students and includes 39 licensed child care spaces.

•	An addition to Murray Centennial Public Elementary School in Trenton, with 170 more student spaces.

Southwestern

•	A new joint Catholic and public elementary school in Caledonia, which serves 746 students.

•	Centre Wellington Public Elementary School in Fergus, which serves 328 students.

•	An addition to Queen Elizabeth Public Elementary School in Leamington, with 78 more student spaces and 73 more licensed child care spaces.

•	Northwest London Public Elementary School in London, which serves 802 students and includes 88 licensed child care spaces.

•	Thundering Heights Elementary School in Niagara Falls, which serves 608 students and includes 49 licensed child care spaces.

Central

•	Red Cedar Public School in Brampton, which serves 850 students and includes 73 licensed child care spaces.

•	Oro-Medonte Public Elementary School in Oro-Medonte, which serves 570 students.

•	Stouffville Public Elementary School in Stouffville, which serves 638 students.

•	Bloor Collegiate Institute in Toronto, which serves 924 students.

Source: Ontario Ministry of Education.

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Table 1.3

Continuing to Get Shovels in the Ground to Build More Schools

Northern

•	A new joint French and English elementary and secondary school in Blind River, which will serve 72 French-language students, 381 English-language students and include 64 licensed child care spaces.

•	A new English public elementary and secondary school in Rainy River, which will serve 311 students and include 39 licensed child care spaces.

Eastern

•	An addition to St. Joseph Catholic School in Belleville, which will serve 334 students and include 49 licensed child care spaces.

•	An addition to J.J. O’Neill Catholic School in Greater Napanee, with 331 student spaces and 49 licensed child care spaces.

•	An addition to École élémentaire catholique Saint-Viateur in Limoges, with 115 more student spaces.

•	A new English Catholic elementary school in Loyalist, which will serve 449 students and include 49 licensed child care spaces.

•	An addition to St. Joseph’s Catholic High School in Renfrew, with 434 student spaces and 73 more licensed child care spaces.

continued…

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Table 1.3

Continuing to Get Shovels in the Ground to Build More Schools (continued)

Southwestern

•	A new joint English public and Catholic elementary school in Haldimand, which will serve 746 students and include 49 licensed child care spaces.

•	A new English Catholic elementary school in Kitchener, which will serve 527 students and include 88 licensed child care spaces.

•	An addition to Northwood Public Elementary School in Windsor, with 184 more student spaces.

•	An addition to Errol Village Public Elementary School in Camlachie, with 46 more student spaces and 49 more licensed child care spaces.

•	A new English public elementary school in Woodstock, which will serve 856 students and include 88 licensed child care spaces.

Central

•	A new English public elementary school in East Gwillimbury, which will serve 638 students and include 39 licensed child care spaces.

•	A new English public secondary school in Oshawa, which will serve 1,387 students.

•	A new English public elementary school in Pickering, which will serve 634 students and include 73 licensed child care spaces.

•	A new English Catholic secondary school in Toronto, which will serve 1,300 students.

•	A new English Catholic elementary school in Toronto, which will serve 350 students and include 49 licensed child care spaces.

Source: Ontario Ministry of Education.

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Modern Alcohol Marketplace: Taxes, Mark-Ups and Fees on Alcoholic Beverages

The Ontario government has delivered on its commitment to increase choice and convenience for Ontario consumers through the largest expansion of Ontario’s alcohol marketplace since the end of Prohibition, almost 100 years ago. Today, customers across Ontario can conveniently shop in over 5,000 convenience stores and over 900 grocery stores, providing businesses with more opportunities, and with more Ontario products on the shelves than ever before.

As part of the continued modernization of Ontario’s alcohol marketplace, the government is moving forward with the first phase of actions related to the review of taxes, mark-ups and fees, and will continue to engage on the development of a new wholesale pricing model, as well as exploring a progressive alcohol tax and mark-up system. The government is committed to continuing to promote and prioritize small producers, including Ontario-made products.

As part of the first phase of actions, Ontario will be implementing several changes in the near term to foster a more dynamic and competitive alcohol marketplace while creating conditions to support affordability for consumers. These actions represent support of approximately $100 million in 2025–26 and approximately $155 million in 2026–27, including:

•	A 50 per cent cut to the spirits basic tax rate at on-site distillery retail stores. This will support Ontario distillers and local economic development by bringing the tax rates at Ontario distillers’ on-site retail stores into closer alignment with similar on-site retail channels for other alcohol categories;

•	Supporting the competitiveness of smaller brewers with a 50 per cent reduction of the microbrewer basic tax and Liquor Control Board of Ontario (LCBO) mark-up rates, while making targeted changes on the use of contract beer manufacturers, and technical amendments for increased flexibility and efficiency for microbrewers;

•	Modernizing the mark-up treatment of cider with an approximately 47 per cent cut to the LCBO basic mark-up rate to bring its rate closer in line with microbrewer basic mark-up rate to support craft cideries and apple growers;

•	Streamlining and reducing the LCBO mark-up rates for spirit and wine-based ready-to-drink (RTD) beverages, to provide between 21 per cent to 50 per cent in rate cuts, as a first step in standardizing the mark-up treatment of this popular and fast-growing alcohol category by bringing the RTD rates closer in line with the current rates for beer and malt-based RTDs; and

•	Introducing a regulation framework under which the government would create a new “refreshment beverages” category to modernize and standardize the treatment of the RTD beverage alcohol category and to streamline the tax and mark-up rates for these products.

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In addition, the government will continue to develop a new wholesale pricing model, expected to be introduced in 2026. It is intended that the new pricing system will have a framework that applies applicable taxes, mark-ups and fees to the producer set price.

The government also intends to explore targeted enhancements to the LCBO Direct Delivery Program, such as for 100 per cent Ontario non-VQA wine and the possible inclusion of other alcohol product categories. As well, the government is exploring options to enhance the LCBO Supplying Source Program, to support Ontario’s alcohol sector and provide more choice for coordinating the fulfilment and distribution of their products.

These initiatives build on the government’s recent actions to support businesses and create the conditions to keep costs down for consumers, while enabling a competitive, responsible, modernized alcohol marketplace. These recent actions include:

•	Increasing the LCBO’s wholesale discount for bars, restaurants, convenience stores and LCBO Convenience Outlets from 10 per cent to 15 per cent on beer, wine, cider, spirits, and RTD beverages;

•	Stopping a scheduled 4.4 per cent increase to the cost-of-service fee applied to beer sold through the LCBO, to provide support to businesses and beer producers; and

•	Ending minimum retail prices for all spirits products for retail sale to give spirits suppliers greater pricing flexibility.

Together, these measures represent more than $200 million annually in support to businesses and consumers, and will continue to protect Ontario workers, jobs, and the economy in the province’s expanded alcohol marketplace, while improving consumer choice and convenience, affordability, and strengthening domestic supply chains.

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“The Ontario government’s work to modernize Ontario’s beverage alcohol marketplace has been a game changer for convenience stores across the province. To date, our stores have seen average sales increases of over 15%, with many of our members, particularly in smaller and rural communities, crediting these reforms for helping them stay competitive and keep their doors open. When the government delivers for convenience stores, it delivers for the local communities they serve, both large and small, urban and rural. We are proud of the progress made so far and look forward to working closely with the government to further refine the framework and ensure that the unique realities of our sector, especially the smaller store formats, are fully recognized and supported.”

Anne Kothawala

President and CEO

Convenience Industry Council of Canada

As a result of the support measures and other factors, including the impact of U.S. tariffs and changes in consumption trends, LCBO net income is projected to be $1,851 million and $2,361 million in 2025–26 and 2026–27, respectively. By 2027–28, the LCBO’s net income is projected to grow to more than $2.4 billion, driven by its expanded role as a wholesaler in the modernized alcohol marketplace, in addition to its continued role as a retailer, maintaining the LCBO’s strong role in the expanded marketplace.

Section B: Protect Ontario

Consulting on Preferred Provider Networks in Ontario’s Employer-Sponsored Drug Program Sector

Ontario is committed to ensuring that its residents have consistent and affordable access to medicine. Last year, the government’s extensive consultation on the role of Preferred Provider Networks (PPNs) in employer-sponsored drug programs sparked tremendous interest among stakeholders. Building on this momentum, the government is launching a second consultation to explore innovative policy options inspired by the initial findings, including considering the introduction of new Any-Able-and-Willing-Provider legislation, which would enable any eligible pharmacy to join PPNs. The government is dedicated to collaborating closely with stakeholders to thoroughly evaluate all potential policies before determining next steps.

Protecting Consumers in the Life and Health Insurance Sector

As committed to in the 2024 Ontario Economic Outlook and Fiscal Review, the government has created a licensing framework under the Insurance Act for life and accident and sickness managing general agents to better protect Ontario consumers.

The Financial Services Regulatory Authority of Ontario (FSRA) is actively consulting on the associated rule, to support a June 1, 2026, launch date for the framework.

Providing Greater Choice and Convenience to Consumers When Buying Auto Insurance

As announced in the 2024 Ontario Economic Outlook and Fiscal Review, the government is working towards enhancing consumer choice when purchasing auto insurance. The government has completed regulatory changes to make statutory accident benefits other than medical, rehabilitation, and attendant care optional for consumers to purchase, and to make auto insurance pay for motor vehicle accident injuries before extended health care plans.

The government is collaborating with FSRA and stakeholders to support a smooth transition on July 1, 2026.

The government is also advancing its commitment to broaden FSRA’s Test and Learn Environment (TLE) and has made regulatory changes to pilot the sale of insurance at automotive dealerships. This initiative would offer consumers more options and convenience by enabling insurance purchases at the point of sale and foster more competition within the industry. Under the TLE, FSRA would develop and oversee the scope of this pilot project, including any necessary consumer protection safeguards.

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Chapter 2: Economic Performance and Outlook

Introduction

Ontario’s economy proved to be resilient in 2024, continuing to grow and add jobs as inflationary pressures eased throughout the year. In 2024, real gross domestic product (GDP) increased by 1.5 per cent and employment rose by 140,000 (+1.7 per cent). Although there were solid gains in 2024, the uncertain economic environment is expected to weigh on the economy over the projection period.

Ontario is among the Canadian provinces and territories most exposed to U.S. trade policy and related uncertainty, and its real and nominal GDP forecasts have therefore come down significantly. Real GDP is projected to rise by 0.8 per cent in 2025 and 1.0 per cent in 2026. For the purposes of prudent fiscal planning, these projections are set slightly below the average of private-sector forecasts.

Table 2.1

Summary of Ontario’s Economic Outlook

(Per Cent)

	2024	2025p	2026p	2027p	2028p
Real GDP Growth	1.5	0.8	1.0	1.9	1.9
Nominal GDP Growth	5.2	3.1	3.0	4.0	4.0
Employment Growth	1.7	0.9	0.4	0.9	0.9
CPI Inflation	2.4	2.3	2.0	2.0	2.0

 p = Ontario Ministry of Finance planning projection based on external sources as of April 3, 2025.

 Sources: Statistics Canada and Ontario Ministry of Finance.

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Revisions to the Outlook Since the 2024 Budget

The outlook has been revised compared to the projections in the 2024 Budget. Key changes since the 2024 Budget include the following:

•	Much stronger real and nominal GDP growth in 2024, alongside robust job creation;

•	Slower real and nominal GDP growth over the forecast period, with weaker job market performance; and

•	Stronger compensation of employees growth in 2024 but weaker for the remainder of the projection period.

Table 2.2

Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2024 Budget Compared to the 2025 Budget

(Per Cent Change)

	2024		2025p		2026p		2027p

	2024 Budget	2025 Budget	2024 Budget	2025 Budget	2024 Budget	2025 Budget	2024 Budget	2025 Budget
Real Gross Domestic Product	0.3	1.5	1.9	0.8	2.2	1.0	2.2	1.9
Nominal Gross Domestic Product	2.7	5.2	3.9	3.1	4.3	3.0	4.1	4.0
Compensation of Employees	4.3	5.7	4.4	3.7	4.1	3.2	4.1	3.6
Net Operating Surplus — Corporations	(4.7)	(2.0)	3.5	(3.0)	7.9	6.4	6.0	7.2
Nominal Household Consumption	3.5	4.9	4.1	3.5	4.3	3.1	4.2	3.7
Other Economic Indicators
Employment	0.8	1.7	1.7	0.9	1.4	0.4	1.4	0.9
Job Creation (000s)	63	140	136	73	114	33	115	74
Unemployment Rate (Per Cent)	6.7	7.0	6.6	7.6	6.4	7.3	6.2	6.6
Consumer Price Index	2.6	2.4	2.0	2.3	2.0	2.0	2.0	2.0
Housing Starts (000s)[1]	87.9	74.6	92.3	71.8	94.4	74.8	95.8	82.5
Home Resales	4.0	3.0	16.0	5.3	1.2	12.7	1.2	4.6
Home Resale Prices	(0.2)	(0.4)	3.1	(1.2)	4.0	2.6	4.0	3.8
Key External Variables
U.S. Real Gross Domestic Product	2.1	2.8	1.7	1.4	2.1	1.4	1.9	2.0
WTI Crude Oil ($US per Barrel)	79	77	78	69	77	69	78	74
Canadian Dollar (Cents US)	74.6	73.0	77.6	69.2	78.2	71.2	77.0	73.0
Three-Month Treasury Bill Rate (Per Cent)[2]	4.4	4.3	3.0	2.4	2.6	2.3	2.6	2.4
10-Year Government Bond Rate (Per Cent)[2]	3.2	3.4	3.1	3.1	3.3	3.2	3.5	3.4

 p = Ontario Ministry of Finance planning projection based on external sources as of April 3, 2025.

[1]	Housing starts projection based on private-sector average as of April 3, 2025.
[2]	Government of Canada interest rates.

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; Blue Chip Economic Indicators (March and April 2025); U.S. Energy Information Administration; and Ontario Ministry of Finance.

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Recent Economic Performance

Ontario employment advanced faster than expected in 2024, increasing by 140,000 (+1.7 per cent). This added to three years of particularly strong employment gains between 2021 and 2023 as the economy rebounded from the impacts of the COVID-19 pandemic. The pace of employment growth in 2024 was in line with the longer-term average. Employment continued to rise in the first quarter of 2025, increasing by 59,200.

While employment has been on the rise, it has been outpaced by strong labour force growth of 3.2 per cent in 2024 and significant underlying population growth of 5.1 per cent over the past two years. As a result, Ontario’s unemployment rate has been trending upwards. In 2024, the unemployment rate averaged 7.0 per cent, up from 5.6 per cent in 2023.

Wage growth has remained strong, with average hourly wages outpacing inflation for the second consecutive year in 2024. Ontario average hourly wages were 5.2 per cent higher in 2024, compared to Consumer Price Index (CPI) inflation of 2.4 per cent. Ontario average real wages, adjusted for inflation, are well above pre-pandemic levels.

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Real GDP Growth

Ontario’s real GDP rose by 1.5 per cent in 2024, supported by a 2.1 per cent advance in household spending, largely due to growth in spending on services. Growth in more interest sensitive components, such as spending on durables goods (+0.1 per cent) and residential investment (-2.6 per cent), was muted by relatively high interest rates.

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Consumer Price Inflation

Ontario Consumer Price Index (CPI) inflation averaged 2.4 per cent in 2024, down from 3.8 per cent in 2023. Prices moderated across most CPI categories, with a notable decline in food inflation, which eased from 7.1 per cent in 2023 to 2.6 per cent in 2024. Energy prices edged up 0.1 per cent in 2024, following a 4.3 per cent decline in 2023. Shelter prices remained elevated in 2024, with higher prices for owned and rental accommodation.

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Chapter 2: Economic Performance and Outlook

Consumer and Business Confidence

The impact of recent actions by the U.S. government to impose tariffs on certain Ontario exports has not yet been fully observed in recent economic data, which typically reflect conditions several months prior. However, forward-looking economic indicators such as confidence measures are showing the increasing concerns of both consumers and business owners. The Conference Board of Canada’s Index of Consumer Confidence for Ontario declined significantly in March 2025 before edging up to 43.9 in April, close to the lowest levels reached during the COVID-19 pandemic. The Canadian Federation of Independent Business (CFIB) small business confidence index for Ontario remained weak in April 2025, despite rising from its record low in March 2025.

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Chapter 2: Economic Performance and Outlook

Economic Outlook

The Ontario Ministry of Finance regularly consults with private-sector economists while tracking their forecasts to inform the government’s planning assumptions.

Private-sector forecasters, on average, are projecting that Ontario’s real GDP will grow by 0.9 per cent in 2025, 1.1 per cent in 2026, and 2.0 per cent in 2027 and 2028. The Ontario Ministry of Finance’s real GDP projections are set slightly below the average of private-sector forecasts in each year for prudent planning purposes. Three external economic experts reviewed the Ontario Ministry of Finance’s economic planning assumptions and found them to be reasonable.1

Table 2.3

Private-Sector Forecasts for Ontario Real GDP Growth

(Per Cent)

	2025	2026	2027	2028

BMO Capital Markets (March)	(0.2)	0.2	–	–

Central 1 Credit Union (April)	0.8	1.5	1.7	–

CIBC Capital Markets (March)	0.9	1.7	–	–

The Conference Board of Canada (April)	0.7	2.0	2.3	2.4

Desjardins Group (March)	0.7	0.8	2.0	–

Laurentian Bank Securities (April)	1.0	1.2	–	–

National Bank of Canada (March)	1.0	0.8	–	–

Quantitative Economic Decisions, Inc. (March)	0.9	0.9	2.4	2.2

Royal Bank of Canada (March)	1.2	1.2	–	–

Scotiabank (March)	1.6	1.3	–	–

Stokes Economics (April)	0.8	1.8	2.1	1.8

TD Bank Group (March)	1.0	0.9	–	–

University of Toronto (April)	1.0	0.3	1.4	1.7

Private-Sector Survey Average	0.9	1.1	2.0	2.0

Ontario’s Planning Assumption	0.8	1.0	1.9	1.9

Sources: Ontario Ministry of Finance Survey of Forecasters (April 3, 2025) and Ontario Ministry of Finance.

[1]	The three experts are from the Policy and Economic Analysis Program at the University of Toronto; Quantitative Economic Decisions, Inc. (QEDinc.); and Stokes Economics Consulting, Inc.

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Private-sector forecasters, on average, are projecting that Ontario’s nominal GDP will grow by 3.2 per cent in 2025, 3.1 per cent in 2026, and 4.1 per cent in 2027 and 2028. The Ontario Ministry of Finance’s nominal GDP projections are set slightly below the average of private-sector forecasts in each year for prudent planning purposes.

Table 2.4

Private-Sector Forecasts for Ontario Nominal GDP Growth

(Per Cent)

	2025	2026	2027	2028

BMO Capital Markets (March)	2.1	2.2	–	–

Central 1 Credit Union (April)	3.5	4.0	4.0	–

CIBC Capital Markets (March)	3.8	3.6	–	–

The Conference Board of Canada (April)	2.0	4.4	4.5	4.5

Desjardins Group (March)	3.4	2.6	3.8	–

Laurentian Bank Securities (April)	3.6	3.5	–	–

National Bank of Canada (March)	3.5	2.6	–	–

Quantitative Economic Decisions, Inc. (March)	3.3	2.6	4.5	4.3

Royal Bank of Canada (March)	3.8	3.0	–	–

Scotiabank (March)	3.5	3.4	–	–

Stokes Economics (April)	2.5	4.1	4.4	3.9

TD Bank Group (March)	3.8	2.6	–	–

University of Toronto (April)	3.1	2.1	3.5	3.8

Private-Sector Survey Average	3.2	3.1	4.1	4.1

Ontario’s Planning Assumption	3.1	3.0	4.0	4.0

Sources: Ontario Ministry of Finance Survey of Forecasters (April 3, 2025) and Ontario Ministry of Finance.

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The U.S. tariffs as well as heightened uncertainty around trade policy have contributed to a significant deterioration in the private-sector economic outlook. Compared to the 2024 Ontario Economic Outlook and Fiscal Review, the private-sector average of real GDP growth forecasts has declined from 1.8 per cent to 0.9 per cent in 2025, from 2.4 per cent to 1.1 per cent in 2026, and from 2.4 per cent to 2.0 per cent in 2027.

While tariffs have contributed significantly to the deterioration in private-sector forecasts since the fall, there are a wide range of views and assumptions incorporated in private-sector economic forecasts. At the higher end of the private-sector range, forecasts have generally incorporated fewer tariff impacts over a shorter period of time. At the lower end of the private-sector range, forecasts have generally incorporated more significant tariffs and over a longer period. The uncertainty around U.S. trade policy is reflected in the historically wide range of Ontario real GDP forecasts.

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For 2025, Ontario real GDP growth forecasts range from -0.2 per cent to 1.6 per cent, and for 2026, forecasts range from 0.2 per cent to 2.0 per cent. The range of real GDP forecasts for 2025 is almost double the average range for the first year projected in Budgets from 2004 to 2019. The range around real GDP forecasts for 2026 is higher than the average range for the second year projected in Budgets from 2004 to 2019. The uncertainty represented by the 2025 Budget forecast range is only slightly lower than the range of forecasts published in the 2021 Budget, a time of unprecedented uncertainty due to the global pandemic.

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Global Economic Environment

Increased trade tensions emanating from the United States are leading to greater uncertainty and contributing to a weaker global economic outlook. The rapidly evolving trade policy landscape is weighing on businesses and consumers across the world. Trade tensions have also contributed to global economic policy uncertainty, which is at its highest level since 1997.

On April 2, 2025, the Trump administration announced “reciprocal” tariffs on a large set of countries. Subsequently, on April 9, 2025, the administration announced that it was pausing these tariffs for 90 days on all affected countries with the exception of China, where the tariffs were being raised to significantly higher levels. These announcements as well as continued, unexpected policy shifts have resulted in significant financial market volatility and are expected to negatively impact the economy.

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According to the International Monetary Fund (IMF)’s World Economic Outlook (WEO) released in April 2025, “the swift escalation of trade tensions and extremely high levels of policy uncertainty are expected to have a significant impact on global economic activity.” As part of IMF’s “reference forecast” that incorporated information as of April 4, global real GDP growth is projected to decline from an estimated 3.3 per cent in 2024 to 2.8 per cent in 2025 before recovering to 3.0 per cent in 2026. These projections are lower than in the IMF’s January projection, by 0.5 percentage point for 2025 and 0.3 percentage point for 2026, with downward revisions for nearly all countries. The downgrades reflect in large part the direct effects of the new trade measures and their indirect effects through trade linkage spillovers, heightened uncertainty, and deteriorating sentiment.

According to Blue Chip Economic Indicators released in April 2025, U.S. real GDP growth is projected to slow significantly from 2.8 per cent in 2024 to 1.4 per cent in 2025 and 1.4 per cent in 2026. The IMF projects that Euro area real GDP growth will decline from 0.9 per cent in 2024 to 0.8 per cent in 2025 before rising to 1.2 per cent in 2026. China’s real GDP growth is expected to slow from 5.0 per cent in 2024 to 4.0 per cent in 2025 and 4.0 per cent in 2026.

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Prior to the threat of protectionist measures and tariffs by the United States, most major central banks had been easing monetary policy as price inflation started to moderate. However, more recently, the U.S. Federal Reserve has slowed down its policy interest rate reductions in light of continued robust economic growth and the potential impact of tariffs on domestic inflation. At the same time, other key central banks are expected to face a dilemma moving forward between lowering their policy interest rates to stimulate their economies impacted by tariffs or undertake restrictive monetary policy in case inflationary pressures mount, resulting from retaliatory tariffs.

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Financial Markets and Other External Factors

After maintaining its policy interest rate at a two-decade high of 5.0 per cent for almost a year, the Bank of Canada started easing monetary policy in June 2024. Between June 2024 and March 2025, the Bank reduced its key policy rate by a total of 225 basis points to 2.75 per cent as CPI inflation has returned close to the two per cent target, helped by the moderation of earlier inflationary shocks to global supply chains. This is within the Bank’s “neutral range” of 2.25 per cent and 3.25 per cent, a range that indicates the Bank’s monetary policy is not restricting economic growth. In the latest interest rate announcement in April, the Bank noted that the shifts of U.S. trade policy are creating significant uncertainty to the economic outlook and likely to heighten price pressures.

The Government of Canada three-month treasury bill rate averaged 4.3 per cent in 2024 and is expected to decline to 2.4 per cent in 2025 and to 2.3 per cent in 2026, before averaging 2.5 per cent in 2027 and 2028. The Government of Canada 10-year bond rate averaged 3.4 per cent in 2024 and is expected to edge down to 3.1 per cent in 2025 and then rise to 3.2 per cent in 2026, before averaging 3.5 per cent in 2027 and 2028.

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Trade Uncertainty Impacts the Canadian Dollar and Financial Markets

For the first half of 2024, the Canadian dollar was relatively stable, trading between 72.4 cents US and 75.1 cents US. However, the Canadian dollar started to decline in fall 2024, eventually reaching a two-decade low of 68.8 cents US in January 2025. This weakness reflects, in part, both widening policy divergence between the Bank of Canada and the U.S. Federal Reserve, as well as escalating trade tensions and tariffs. The Canadian dollar has remained volatile so far in 2025, reflecting unpredictable U.S. trade policy announcements and the associated climate of uncertainty.

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Negative financial market sentiment due to unpredictable trade policy shifts since late January have contributed to declines in North American equity markets. Both the S&P/TSX Composite Index and the S&P 500 Index have declined, and the Canadian market has performed better than its U.S. counterpart, reflecting the potential impact of trade policies on large U.S.-based multinational firms. Although market movements have been sensitive to tariff announcements, the eventual magnitude of impacts will depend on how long the tariffs are maintained, which areas are targeted, and the ability of affected economic sectors to adjust their supply chains.

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Energy prices are expected to rise modestly over the projection horizon. The West Texas Intermediate (WTI) crude oil price remained relatively stable at US$77 per barrel in 2024, down from US$78 per barrel in 2023. The WTI crude oil price is expected to drop to US$69 per barrel in 2025 and 2026 before increasing to an average of US$75 per barrel in 2027 and 2028. The Canadian dollar is projected to decline from 73.0 cents US in 2024 to 69.2 cents US in 2025, before appreciating gradually over the projection period to 74.1 cents US in 2028.

Table 2.5

External Factors

	2024	2025p	2026p	2027p	2028p

World Real GDP Growth (Per Cent)	3.3	2.8	3.0	3.2	3.2

U.S. Real GDP Growth (Per Cent)	2.8	1.4	1.4	2.0	2.0

West Texas Intermediate (WTI) Crude Oil ($US per Barrel)	77	69	69	74	75

Canadian Dollar (Cents US)	73.0	69.2	71.2	73.0	74.1

Three-Month Treasury Bill Rate[1] (Per Cent)	4.3	2.4	2.3	2.4	2.6

10-Year Government Bond Rate[1] (Per Cent)	3.4	3.1	3.2	3.4	3.5

p = Ontario Ministry of Finance planning projection based on external sources.

[1]	Government of Canada interest rates.

Sources: International Monetary Fund World Economic Outlook (April 2025); U.S. Bureau of Economic Analysis; U.S. Energy Information Administration; Bank of Canada; Blue Chip Economic Indicators (March and April 2025); and Ontario Ministry of Finance Survey of Forecasters (April 3, 2025).

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Details of Ontario’s Economic Outlook

The Ontario Ministry of Finance projects real GDP to rise by 0.8 per cent in 2025, 1.0 per cent in 2026, and 1.9 per cent in 2027 and 2028. Nominal GDP is projected to grow by 3.1 per cent in 2025, 3.0 per cent in 2026, and 4.0 per cent in 2027 and 2028.

Table 2.6

 Ontario’s Economic Outlook

(Per Cent Change)

	2024	2025p	2026p	2027p	2028p
Real Gross Domestic Product	1.5	0.8	1.0	1.9	1.9
Nominal Gross Domestic Product	5.2	3.1	3.0	4.0	4.0
Compensation of Employees	5.7	3.7	3.2	3.6	3.8
Net Operating Surplus — Corporations	(2.0)	(3.0)	6.4	7.2	5.2
Nominal Household Consumption	4.9	3.5	3.1	3.7	3.8
Other Economic Indicators
Employment	1.7	0.9	0.4	0.9	0.9
Job Creation (000s)	140	73	33	74	75
Unemployment Rate (Per Cent)	7.0	7.6	7.3	6.6	6.2
Consumer Price Index	2.4	2.3	2.0	2.0	2.0
Housing Starts (000s)[1]	74.6	71.8	74.8	82.5	85.9
Home Resales	3.0	5.3	12.7	4.6	1.5
Home Resale Prices	(0.4)	(1.2)	2.6	3.8	4.0
Key External Variables
U.S. Real Gross Domestic Product	2.8	1.4	1.4	2.0	2.0
WTI Crude Oil ($US per Barrel)	77	69	69	74	75
Canadian Dollar (Cents US)	73.0	69.2	71.2	73.0	74.1
Three-Month Treasury Bill Rate (Per Cent)[2]	4.3	2.4	2.3	2.4	2.6
10-Year Government Bond Rate (Per Cent)[2]	3.4	3.1	3.2	3.4	3.5

p = Ontario Ministry of Finance planning projection based on external sources as of April 3, 2025.

[1]	Housing starts projection based on private-sector average as of April 3, 2025.
[2]	Government of Canada interest rates.

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; Blue Chip Economic Indicators (March and April 2025); U.S. Energy Information Administration; and Ontario Ministry of Finance.

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Employment

Increased uncertainty and reduced business confidence from trade tensions with the United States are expected to weaken business activity and hiring in Ontario. In addition, slowing population growth due to federal immigration plan changes will moderate employment gains.

Ontario employment increased by 140,000 or 1.7 per cent in 2024. Although there were solid employment gains early in 2025, the uncertain economic environment is projected to weigh on employment growth over the rest of the year. The annual gains for 2025 are projected to slow to 73,000 or 0.9 per cent. Population and labour force growth are projected to continue to outpace employment growth in 2025, raising the unemployment rate to 7.6 per cent.

Impacts from the trade conflict and economic uncertainty are expected to continue to weigh on employment in 2026, with growth projected to slow further to 0.4 per cent. These impacts are expected to wane in 2027 and 2028, resulting in employment growth improving to 0.9 per cent in both years. As population growth slows significantly over the 2026 to 2028 period and economic growth picks up, employment growth is projected to outpace labour force growth, resulting in a gradual decline in the unemployment rate to 6.2 per cent in 2028.

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Household Spending

In 2024, the solid employment growth along with strong wage gains resulted in compensation of employees increasing by 5.7 per cent. As employment gains and wage growth soften amid weaker labour demand, compensation of employees is projected to ease to 3.7 per cent in 2025 and 3.2 per cent in 2026. Growth in compensation of employees is projected to then rise to 3.7 per cent average annual growth over 2027 and 2028.

Households are increasingly concerned about trade tensions and the impacts on the labour market and inflation, leading to declines in consumer confidence. The uncertain environment and moderating compensation growth, along with slowing population growth, are expected to weigh on household spending growth. However, lower interest rates are expected to provide some support to spending.

Nominal household consumption growth is projected to moderate from 4.9 per cent in 2024 to 3.5 per cent in 2025 and 3.1 per cent in 2026, reflecting weaker volumes as well as lower inflation. Over the 2027 to 2028 period, nominal household consumption is forecast to grow by an average of 3.8 per cent annually.

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Consumer Price Index

Following a period of elevated growth, consumer price inflation has recently returned close to the Bank of Canada’s 2.0 per cent inflation target, helped by past monetary policy tightening by the Bank and the moderation of inflationary shocks to global supply chains and commodity markets. Persistent inflation in certain service sectors and shocks in goods sectors have led to inflation remaining above target.

For planning purposes, the Ontario Ministry of Finance is projecting that Ontario CPI inflation will slow from 2.4 per cent in 2024 to 2.3 per cent in 2025 and 2.0 per cent in 2026 and then will remain at the Bank’s 2.0 per cent inflation target through 2028.

Although CPI inflation has eased from recent highs, the outlook remains uncertain. Persistently elevated inflation for certain services, including shelter, is an upside risk to inflation. Tariff actions related to escalating U.S. trade tensions are another significant risk to the inflation outlook. Tariffs risk raising the prices for traded goods, which could cause disruptions to global supply chains and commodity markets. On the other hand, tariffs are expected to weaken the economy and lower domestic demand growth, which could reduce inflationary pressure. Private-sector economists have a range of views, with forecasts for Ontario CPI inflation for 2025 ranging from 1.8 per cent to 2.7 per cent. For 2026, the forecast range of 1.6 per cent to 2.5 per cent is as equally wide as in the previous year. In 2027 and 2028, the range narrows considerably and returns to the Bank’s target rate.

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Housing Market

Since the release of the 2024 Ontario Economic Outlook and Fiscal Review, the Bank of Canada has implemented additional policy rate reductions, which contributed to further easing of mortgage rates and a moderate recovery in housing market activity in the second half of 2024. However, housing market activity softened again in early 2025, due in part to economic uncertainty related to potential global trade disruptions.

Ontario home resales increased by 3.0 per cent in 2024, following significant declines over the previous two years. The average home resale price in Ontario rose in the second half of 2024 before softening again in early 2025. On an annual basis, the average home price in 2024 was 0.4 per cent lower than the 2023 level.

Ontario home resales are projected to rise by 5.3 per cent in 2025 before increasing further in 2026 and 2027. The average home resale price is expected to decline by 1.2 per cent in 2025 followed by modest growth in 2026 and 2027.

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Consistent with private-sector economic forecasts, Ontario housing starts are expected to slow over the forecast period. Private-sector commentators have noted the risk that U.S. import tariffs could hold back homebuilding across Canada as a result of the economic uncertainty, including supply chain pressures and higher material costs. This adds to existing challenges created by still-high interest rates, and longstanding supply-demand imbalances.

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Risks to the Outlook

Easing consumer price inflation in major advanced economies has allowed central banks to continue loosening monetary policy. However, some price pressures remain persistent, particularly in the services sector. In addition, rising trade policy uncertainty and tariffs could result in renewed disruptions to global supply chains, leading to a pickup in inflation. If progress in moderating inflation stalls, policy interest rates would remain elevated for longer, leading to higher borrowing costs.

Rising trade policy uncertainty could also have broader impacts on the economy. The International Monetary Fund noted that an intensification of protectionist policies could exacerbate trade tensions, lower investment, reduce market efficiency, distort trade flows, and again disrupt supply chains. Ontario’s significant trading relationships, particularly with the United States, expose the economy to elevated risks from trade policy.

Geopolitical tensions and conflicts continue to raise the prospect of disruptions to key commodity markets, which could raise goods prices, including for energy products.

Uncertainty has been rising in financial markets, largely due to the potential impacts of ongoing trade policy tensions. Lower global growth forecasts in an environment with persistent trade conflicts are weighing on equity, currency and commodity markets. Market volatility may weigh on growth through its impacts on consumer and business decision-making.

Table 2.7 displays current estimates of the impact of sustained changes in key external factors on Ontario’s real GDP planning assumptions, assuming other external factors remain unchanged. The relatively wide range of estimated impacts reflects the uncertainty regarding how the economy could respond to these changes in external conditions.

Table 2.7 Impact of Sustained Changes in Key External Factors on Real GDP Growth
(Percentage Point Change)

Change in Real GDP Growth

	First Year	Second Year
Canadian Dollar Depreciates by Five Cents US	+0.1 to +0.7	+0.2 to +0.8
Crude Oil Prices Decrease by $10 US per Barrel	+0.1 to +0.3	+0.1 to +0.3
U.S. Real GDP Growth Decreases by One Percentage Point	(0.2) to (0.6)	(0.3) to (0.7)
Canadian Interest Rates Decrease by One Percentage Point	+0.1 to +0.5	+0.2 to +0.6
Source: Ontario Ministry of Finance.

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Potential Impact of U.S. Tariffs on Ontario’s Economy

Ontario’s Trade Profile

International trade is a key driver of Ontario’s economy. In 2024, the province’s exports of goods and services reached $593 billion, equalling 50 per cent of Ontario’s gross domestic product (GDP). Total trade activity — including both exports and imports — amounted to $1.2 trillion, nearly matching Ontario’s total GDP. Trade with other provinces also plays a significant role, with interprovincial exports totalling $196 billion and imports reaching $144 billion.

The United States remains Ontario’s largest trading partner due to geographic proximity and highly integrated supply chains. In 2024, Ontario’s domestic merchandise exports to the United States totalled $194.9 billion, accounting for 77.2 per cent of the province’s total merchandise exports. The United Kingdom was Ontario’s second-largest export market at $23.1 billion, representing 9.1 per cent of total exports. Mexico, another treaty partner in the Canada–United States–Mexico Agreement (CUSMA), ranked third at $4.1 billion, or 1.6 per cent of total exports. On the import side, Ontario sourced $243.3 billion in merchandise from the United States, representing 52.4 per cent of total merchandise imports. China followed at $50.3 billion, making up 10.8 per cent of total imports, while Mexico ranked third at $37.2 billion with a share of 8.0 per cent.

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Ontario’s merchandise trade with the United States is heavily concentrated in the auto sector due to North America’s integrated supply chains in auto production. In 2024, motor vehicles and parts accounted for $65.0 billion, or 33.4 per cent of Ontario’s total merchandise exports to the United States. Consumer goods followed at $35.1 billion, making up 18.0 per cent, while metal and non-metallic mineral products totalled $25.4 billion, representing 13.0 per cent.

Ontario’s merchandise imports from the United States followed a similar pattern. In 2024, motor vehicles and parts led at $68.5 billion, accounting for 28.2 per cent of total U.S. merchandise imports. Consumer goods ranked second at $42.9 billion, or 17.6 per cent, while metal and non-metallic mineral products totalled $22.9 billion, representing 9.4 per cent.

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Tariffs between the United States and Canada

Since February of this year, the United States has announced, and subsequently implemented, tariffs on many Canadian imports, adding significant uncertainty to the trade relationship between the two countries.

Ontario’s economy is more exposed to U.S. tariff and retaliatory measures than that of most other Canadian provinces and territories given outsized trade linkages to the United States — particularly in the auto sector. In addition, the shifting nature of U.S. tariff implementation has elevated uncertainty, making it especially difficult for Ontario businesses to plan, while weakening consumer confidence.

Scenarios for the Potential Impact of U.S. Tariffs

Tariff Assumptions for Scenarios

Due to heightened uncertainty around U.S. trade policies, the Ministry of Finance has developed scenarios to assess the potential impact from tariffs on Ontario’s economy over the projection period. As significant risks remain regarding the scale, scope and timing of U.S. trade policies, these alternative scenarios should not be considered the best case or the worst case. Rather, they illustrate a broader range of possible alternative outcomes.

The Faster Growth Scenario assumes that most tariffs and countermeasures imposed between the United States and Canada are removed in the near term through negotiated agreements. Nonetheless, ongoing uncertainty surrounding the future direction of Canada–U.S. trade relations is expected to restrain business investment and consumer spending by dampening overall confidence.

The Slower Growth Scenario assumes 25 per cent U.S. tariffs on all Canadian goods — except for energy products, which are subject to a lower 10 per cent rate — throughout the projection period. It also assumes Canada maintains targeted 25 per cent retaliatory tariffs on $30 billion worth of American imports during this period. This scenario does not account for the impact of global trade disruptions resulting from the broad country-specific tariffs announced by the United States on most of its trading partners, excluding Canada and Mexico, in early April, nor the 145 per cent tariff imposed on goods from China.

With the extreme levels of uncertainty around U.S. trade policy, there are a wide range of factors that could impact these scenarios. For example, the Slower Growth scenario does not incorporate potential monetary or fiscal policy responses that could help mitigate some of the negative impacts of U.S. trade policies. On the other hand, more severe U.S. tariffs on Canada or continued escalation in U.S. trade tensions that contribute to greater policy uncertainty could lead to larger negative impacts on the Ontario economy.

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Alternative Economic Scenarios

In the Faster Growth Scenario, Ontario real GDP is projected to increase by 1.6 per cent in 2025, 1.8 per cent in 2026, and 2.0 per cent in each of the years 2027 and 2028. In this scenario, Ontario real GDP is projected to be 1.8 per cent higher in 2028 compared to the level in the planning projection.

In the Slower Growth Scenario, Ontario real GDP is projected to be unchanged in 2025, contract 0.4 per cent in 2026, and increase by 1.9 per cent in each of the years 2027 and 2028. In this scenario, Ontario real GDP is projected to be 2.1 per cent lower in 2028 compared to the level in the planning projection.

Table 2.8 Ontario Real GDP Growth Scenarios
(Per Cent)

	2025p	2026p	2027p	2028p

Faster Growth Scenario	1.6	1.8	2.0	2.0

Planning Projection	0.8	1.0	1.9	1.9

Slower Growth Scenario	0.0	(0.4)	1.9	1.9

p = Ontario Ministry of Finance planning projection based on external sources and alternative scenarios as of April 3, 2025.

Source: Ontario Ministry of Finance.

In the Faster Growth Scenario, Ontario nominal GDP is projected to increase by 3.8 per cent in 2025, 3.9 per cent in 2026, 4.0 per cent in 2027 and 3.9 per cent in 2028. In this scenario, Ontario real GDP is projected to be 1.5 per cent higher in 2028 compared to the level in the planning projection.

In the Slower Growth Scenario, Ontario nominal GDP is projected to increase by 2.3 per cent in 2025, 1.6 per cent in 2026, and 4.0 per cent in each of the years 2027 and 2028. In this scenario, Ontario nominal GDP is projected to be 2.1 per cent lower in 2028 compared to the level in the planning projection.

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Table 2.9

Ontario Nominal GDP Growth Scenarios

(Per Cent)

	2025p	2026p	2027p	2028p

Faster Growth Scenario	3.8	3.9	4.0	3.9

Planning Projection	3.1	3.0	4.0	4.0

Slower Growth Scenario	2.3	1.6	4.0	4.0

p = Ontario Ministry of Finance planning projection based on external sources and alternative scenarios as of April 3, 2025.

Source: Ontario Ministry of Finance.

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Transparent Reporting on the Economy

The Ontario Economic Accounts provide a comprehensive overall assessment of the performance of Ontario’s economy. Private-sector economists use this to assess the current state of the province’s economy and as a basis for updating their forecasts. The Ontario Economic Accounts help inform the government’s economic and revenue forecasts, providing a key foundation for Ontario’s fiscal plan.

The Fiscal Sustainability, Transparency and Accountability Act, 2019 states that the quarterly Ontario Economic Accounts shall be released within 45 days after the Statistics Canada release of the National Income and Expenditure Accounts.

In compliance with the legislation, the quarterly Ontario Economic Accounts will be released according to the schedule outlined in Table 2.10.

Table 2.10

Ontario Economic Accounts Release Dates

Reference Period	Expected Statistics Canada Release of National Income and Expenditure Accounts	Corresponding Deadline for Release of Ontario Economic Accounts

First quarter (January-March) 2025	May 30, 2025	By July 14, 2025

Second quarter (April-June) 2025	August 29, 2025	By October 14, 2025

Third quarter (July-September) 2025	November 28, 2025	By January 12, 2026

Fourth quarter (October-December) 2025	February 27, 2026	By April 13, 2026

Sources: Statistics Canada and Ontario Ministry of Finance.

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Chapter 3: Ontario’s Fiscal Plan and Outlook

Introduction

Although Ontario’s economy has proved resilient throughout the COVID-19 pandemic, with worldwide supply chain disruptions, a global surge in inflation, decades high population growth, and the fastest rise in interest rates in recent Canadian history, it now faces one of its greatest challenges. The tariffs imposed by the United States are a significant risk to Ontario’s economy and are already impacting people and businesses on both sides of the border.

Against this backdrop, this government is taking bold and decisive action to invest in the people of Ontario.

While these factors are expected to drive a fiscal deterioration relative to the outlook in the 2024 Ontario Economic Outlook and Fiscal Review, the 2025 Budget plan remains prudent and responsible. Despite deficits of $14.6 billion in 2025–26 and $7.8 billion in 2026–27, Ontario retains a path to balance by 2027–28. Key debt metrics remain some of the best seen in this province in over a decade and the government is well-positioned to protect workers and businesses. This year’s plan incorporates levels of prudence only previously seen during the 2008–09 Global Financial Crisis and COVID-19 pandemic. This leaves room to respond quickly and effectively should U.S. trade aggression escalate.

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 Table 3.1

 Fiscal Summary1

($ Billions)

	Actual 2023–24	Interim[2] 2024–25	Medium-Term Outlook
			2025–26	2026–27	2027–28
Revenue	209.0	221.6	219.9	227.9	237.9
Expense
Programs	195.2	212.4	216.3	216.7	217.9
Interest and Other Debt Servicing Charges	14.5	15.2	16.2	17.0	17.8
Total Expense	209.7	227.6	232.5	233.7	235.7
Surplus/(Deficit) Before Reserve	(0.6)	(6.0)	(12.6)	(5.8)	2.2
Reserve	–	–	2.0	2.0	2.0
Surplus/(Deficit)	(0.6)	(6.0)	(14.6)	(7.8)	0.2
Net Debt as a Per Cent of GDP	36.4%	36.3%	37.9%	38.9%	38.6%
Net Debt as a Per Cent of Operating Revenue	198.1%	195.4%	211.4%	215.4%	212.4%
Net Interest as a Per Cent of Operating Revenue	5.5%	5.8%	6.5%	6.7%	6.8%
[1]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

[2]	Interim represents the 2025 Budget projection for the 2024–25 fiscal year.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

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2024–25 Interim Fiscal Performance

Ontario’s 2024–25 deficit is projected to be $6.0 billion — $3.8 billion lower than the outlook published in the 2024 Budget.

Total revenues in 2024–25 are projected to be $221.6 billion — $13.4 billion higher than forecast in the 2024 Budget, mainly reflecting increases in taxation revenue, other non-tax revenue and net income from Government Business Enterprises.

Program expense is projected to be $212.4 billion,

Defining Interim

Interim represents the 2025 Budget projection for the 2024–25 fiscal year and is subject to change as actual provincial revenue and expense are finalized in the Public Accounts of Ontario 2024–2025, to be released no later than September 27, 2025.

$11.8 billion higher than the 2024 Budget forecast, primarily due to investments in health care, education and other critical services.

Ontario is forecast to pay $15.2 billion in interest and other debt servicing charges in 2024–25, lower than the forecast in the 2024 Budget, mainly due to lower than projected borrowing costs. At 36.3 per cent, the net debt-to-GDP ratio in 2024–25 is forecast to be 2.9 percentage points lower than in the 2024 Budget, primarily due to much stronger real and nominal GDP growth in 2024 and a lower than forecast deficit.

The 2024 Budget also included a $1.0 billion reserve in 2024–25 to protect the fiscal plan against unforeseen adverse changes in Ontario’s revenue and expense forecasts. The reserve was not required at fiscal year-end and has been drawn down to zero at interim, reducing the deficit further.

 Table 3.2

 2024–25 In-Year Fiscal Performance1

($Billions)

	2024 Budget	Interim[2] 2024–25	In-Year Change
Revenue	208.2	221.6	13.4
Expense
Programs	200.6	212.4	11.8
Interest and Other Debt Servicing Charges	16.5	15.2	(1.2)
Total Expense	217.0	227.6	10.6
Surplus/(Deficit) Before Reserve	(8.8)	(6.0)	2.8
Reserve	1.0	–	(1.0)
Surplus/(Deficit)	(9.8)	(6.0)	3.8
[1]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years have been restated to report investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

[2]	Interim represents the 2025 Budget projection for the 2024–25 fiscal year.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

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Revenue Update

The 2024–25 total revenue outlook is $13.4 billion higher than projected in the 2024 Budget. Since the release of the 2024 Ontario Economic Outlook and Fiscal Review, total revenue is projected to increase by $6.4 billion, mainly due to higher Other Non-Tax Revenue, Taxation Revenue and net income from Government Business Enterprises.

Table 3.3 Summary of 2024–25 Revenue Changes Since the 2024 Budget ($ Millions)

		Interim[1,2] 2024–25
2024 Budget Total Revenue		208,241

Revenue Changes in the 2024–25 First Quarter Finances		–

Revenue Changes in the 2024 Ontario Economic Outlook and Fiscal Review		6,942

Revenue Changes Since the 2024 Ontario Economic Outlook and Fiscal Review
Personal Income Tax	1,538
Ontario Health Premium	91
Corporations Tax	67
Sales Tax	(558)
All Other Taxation	39
Total Taxation Revenue		1,178
Government of Canada Transfers		57
Government Business Enterprises		732
Other Non-Tax Revenue		4,452
Total Revenue Changes Since the 2024 Ontario Economic Outlook and Fiscal Review		6,419

Total Revenue Changes Since the 2024 Budget		13,361

2025 Budget Total Revenue Outlook		221,602
[1]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years, including the projections in the 2024 Budget and the 2024 Ontario Economic Outlook and Fiscal Review, have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

[2]	Interim represents the 2025 Budget projection for the 2024–25 fiscal year.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

The forecast for Total Taxation Revenue has increased by $1,178 million compared to the 2024 Ontario Economic Outlook and Fiscal Review. Key changes in the taxation revenue outlook include:

•

Personal Income Tax revenue projections increased by $1,538 million, mostly reflecting higher than expected economic growth in 2024 as well as higher than expected revenues from the processing of 2023 and prior years’ tax returns by the Canada Revenue Agency (CRA). Personal Income Tax revenue is moderated by the federal decision to not move forward with capital gains inclusion rate increases first announced in their federal Budget 2024;

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•

Ontario Health Premium revenue projections increased by $91 million, mostly reflecting higher than expected compensation of employee growth in 2024 and higher than expected revenues from the processing of 2023 and prior years’ tax returns by the CRA;

•

Corporations Tax revenue projections increased by $67 million, mainly reflecting higher than anticipated corporate profit growth in 2024, moderated by weaker 2023 and prior year tax returns from the CRA. Corporations tax revenue is further moderated by the federal decision to not move forward with capital gains inclusion rate increases first announced in their federal Budget 2024;

•

Sales Tax revenue projections decreased by $558 million, mainly due to the impact of the federal Harmonized Sales Tax (HST) holiday and lower 2025 official federal entitlement estimates, partially offset by higher-than-expected official 2023 and prior years’ federal HST entitlements; and

•

Projections for All Other Taxation combined increased by $39 million, mainly due to higher revenues from Land Transfer Tax and the Employer Health Tax that were partly offset by lower Electricity Payments in Lieu of Taxes, Tobacco Tax and Fuel Tax.

Government of Canada Transfers projections increased by $57 million, mainly due to higher Canada Health Transfer and Canada Social Transfer.

Net income from Government Business Enterprises projections increased by $732 million, mainly due to a higher net income from Ontario Power Generation (OPG), primarily reflecting a large nuclear funds consolidation adjustment.

Other Non-Tax Revenue projections increased by $4,452 million, mainly reflecting the amount the province will receive for smoking-related health care costs under a court approved settlement between tobacco companies and their creditors, including provincial and territorial governments. The increase also reflects higher third-party revenue from college and school board sectors.

Expense Update

Since the release of the 2024 Budget, the government has made targeted investments throughout the fiscal year to continue to make progress on its plan to build Ontario, while also investing in critical public services. The 2024–25 total expense outlook is $227.6 billion, $10.6 billion higher than the 2024 Budget.

Since the release of the most recent update as part of the 2024 Ontario Economic Outlook and Fiscal Review, the total program expense projection has increased by $6.8 billion, primarily due to higher than forecasted ministry spending, partially offset by the Contingency Fund.

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Table 3.4 Summary of 2024–25 Expense Changes Since the 2024 Budget ($ Millions)

		Interim[1,2] 2024–25
2024 Budget Total Expense		217,047

Total Expense Changes in the 2024–25 First Quarter Finances		–

Total Expense Changes in the 2024 Ontario Economic Outlook and Fiscal Review		3,773

Program Expense Changes Since the 2024 Ontario Economic Outlook and Fiscal Review

Health Sector	3,358
Education Sector[3]	732
Postsecondary Education Sector	2,050
Children, Community and Social Services Sector	649
Justice Sector	360
Other Programs	(2,986)
Total Base Program Expense Changes Since the 2024 Ontario Economic Outlook and Fiscal Review	4,163
Significant Exceptional Expenses	2,664
Total Program Expense Changes Since the 2024 Ontario Economic Outlook and Fiscal Review		6,827
Interest and Other Debt Servicing Charges Change Since the 2024 Ontario Economic Outlook and Fiscal Review		(49)
Total Expense Changes Since the 2024 Ontario Economic Outlook and Fiscal Review		6,778

Total Expense Changes Since the 2024 Budget		10,551

2025 Budget Total Expense Outlook		227,598
[1]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years, including the projections in the 2024 Budget and the 2024 Ontario Economic Outlook and Fiscal Review, have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

[2]	Interim represents the 2025 Budget projection for the 2024–25 fiscal year.
[3]	Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

The following program expense changes are projected since the release of the 2024 Ontario Economic Outlook and Fiscal Review:

•

Health sector expense is projected to be $3,358 million higher, primarily to address pressures related to compensation costs for the delivery of health care and to address growing demand for other health services, such as utilization-driven programs like the Ontario Health Insurance Plan (OHIP) and Ontario Public Drug Programs (OPDP).

•	Education sector expense is projected to be $732 million higher, mainly due to compensation costs related to labour agreements and higher than forecasted school board spending.

•

Postsecondary Education sector expense is projected to be $2,050 million higher, mainly due to higher-than-forecasted spending in the college sector, offset by third-party revenues, as well as higher-than-expected uptake for student financial assistance.

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•

Children, Community and Social Services sector expense is projected to be $649 million higher, primarily because of higher-than-expected demand for Ontario Works, due to an increase in the number of asylum seekers arriving in Ontario.

•

Justice sector expense is projected to be $360 million higher, mainly due to investments in the First Nations and Inuit Policing Program and essential service delivery in corrections, coroner and forensic pathology services.

•	Other Programs expense is projected to be a net $2,986 million lower, primarily due to:

•	Drawdowns of the Contingency Fund to offset increases in other sectors; as well as

•	Lower-than-projected spending across various ministries, including for demand-driven programs.

The total program expense also reflects projected increases in 2024–25 for other significant exceptional expenses of $2,664 million, representing health-related retroactive compensation payments and legal settlement costs, including those associated with ongoing land and other claims by Indigenous communities. These expenses are broken out to provide greater transparency.

Interest and Other Debt Servicing Charges expense is projected to be $49 million lower due to a lower interim deficit, and lower than forecast interest rates.

Prudence in 2024–25

The Contingency Fund is maintained to help mitigate expense risks that may adversely affect Ontario’s fiscal performance. For the remainder of 2024–25, the Contingency Fund had a remaining balance of $100 million, which was made available to offset additional expenses that may materialize before the end of the fiscal year.

The 2024 Budget included a reserve of $1.0 billion in 2024–25, which was not required and has been drawn down to zero at interim.

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Medium-Term Fiscal Plan

The government is projecting deficits of $14.6 billion in 2025–26, $7.8 billion in 2026–27, and a surplus of $0.2 billion in 2027–28. This outlook reflects both the weaker economic and revenue outlook associated with U.S. tariffs as well as economic response measures. It also reflects continuing investments in health care, education, and other key public services.

Medium-Term Revenue Outlook

Defining the Medium-Term Outlook Medium term represents the 2025 Budget projection for the Plan year (2025–26), or current year, and the following two fiscal years (2026–27 and 2027–28).

Although total revenue is projected to increase from $209.0 billion in 2023–24 to $237.9 billion in 2027–28 — an average annual growth rate of 3.3 per cent — projections over the medium term are lower compared to the 2024 Ontario Economic Outlook and Fiscal Review. The revenue outlook reflects the Ontario Ministry of Finance’s outlook for economic growth, which is set slightly below the average of private-sector forecast. The average private-sector forecast has been downgraded significantly since October 2024, primarily because Ontario’s economy is expected to be hit particularly hard by U.S. tariffs.

Table 3.5 Summary of Medium-Term Revenue Outlook[1] ($ Billions)

	Actual 2023–24	Interim[2] 2024–25	Medium-Term Outlook
			2025–26	2026–27	2027–28
Revenue
Personal Income Tax	50.8	56.3	57.8	61.3	65.2
Sales Tax	39.9	39.4	40.1	41.6	43.6
Corporations Tax	23.1	27.9	26.0	27.7	29.4
Ontario Health Premium	5.0	5.2	5.4	5.6	5.8
Education Property Tax	5.8	5.8	5.9	5.9	5.9
All Other Taxes	17.3	18.1	18.6	19.2	19.8
Total Taxation Revenue	141.9	152.8	153.7	161.3	169.8
Government of Canada	34.3	36.4	38.8	39.3	39.8
Income from Government Business Enterprises	7.4	7.4	6.3	6.9	7.7
Other Non-Tax Revenue	25.4	25.0	21.0	20.3	20.6
Total Revenue	209.0	221.6	219.9	227.9	237.9
[1]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

[2]	Interim represents the 2025 Budget projection for the 2024–25 fiscal year.

 Note: Numbers may not add due to rounding.

 Source: Ontario Ministry of Finance.

The primary driver of the forecast for Personal Income Tax (PIT) revenues is the outlook for growth in compensation of employees. Personal Income Tax revenue is projected to grow at an average annual rate of 6.5 per cent between 2023–24 and 2027–28.

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The forecast for Sales Tax revenue is driven by the projection for household consumption spending. Average growth in Sales Tax revenue is 2.2 per cent between 2023–24 and 2027–28.

The forecast for Corporations Tax revenue is driven by the projections of corporate profitability. Corporations Tax revenue is projected to grow at an average annual rate of 6.2 per cent between 2023–24 and 2027–28.

The primary driver of the forecast for Ontario Health Premium revenue is the outlook for growth in compensation of employees. Ontario Health Premium revenue is projected to grow at an average annual rate of 3.6 per cent between 2023–24 and 2027–28.

Education Property Tax revenue is based primarily on the outlook for growth in the property assessment base resulting from new construction activities.

Revenues from All Other Taxes are projected to increase at an average annual rate of 3.5 per cent between 2023–24 and 2027–28. This includes revenues from the Employer Health Tax; Land Transfer Tax; Beer, Wine and Spirits Taxes; and volume-based taxes such as the Gasoline Tax, Fuel Tax and Tobacco Tax.

The forecast for Government of Canada Transfers is largely based on existing federal–provincial funding agreements and formulas. Federal transfers are projected to increase at an average annual rate of 3.8 per cent between 2023–24 and 2027–28.

The outlook for Income from Government Business Enterprises (GBEs) is based on Ontario Ministry of Finance estimates of net income for Hydro One Ltd. (Hydro One) and projections provided by Ontario Power Generation (OPG), the Ontario Cannabis Store (OCS), the Liquor Control Board of Ontario (LCBO), the Ontario Lottery and Gaming Corporation (OLG) and iGaming Ontario (iGO). The net incomes of GBEs are projected to increase at an average annual rate of 1.0 per cent from 2023–24 to 2027–28.

The forecast for Other Non-Tax Revenue is based on projections provided by government ministries and consolidated agencies. The outlook for Other Non-Tax Revenue is projected to decline at an average annual rate of 5.1 per cent from 2023–24 to 2027–28, mainly reflecting declining interest and investment revenues as well as third-party revenues from the college sector.

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Risks to the Revenue Outlook

There are a variety of risks to the economic planning assumptions underlying the revenue forecast, as outlined in Chapter 2: Economic Performance and Outlook. Table 3.6 highlights some key risks and sensitivities to the 2025–26 revenue forecast that could arise from unexpected changes in economic conditions. These are only estimates; actual results can vary. The risks identified are based on factors that are considered to have the most material impact on the largest revenue sources.

 Table 3.6

 Selected Economic and Revenue Sensitivities

Economic Factors	Revenue Sources	2025–26 Sensitivities

Nominal GDP	Total Taxation Revenue	$1,160 million revenue change for each percentage point change in nominal GDP growth. This can vary significantly, depending on the composition and source of changes in GDP growth.

Compensation of Employees	Personal Income Tax; Ontario Health Premium; and Employer Health Tax	$750 million revenue change for each percentage point change in growth in compensation of employees.

Household Consumption Expenditures	Sales Tax	$301 million revenue change for each percentage point change in growth of household consumption expenditures.

Net Operating Surplus of Corporations	Corporations Tax	$233 million revenue change for each percentage point change in growth in net operating surplus of corporations.

Housing Resales and Resale Prices	Land Transfer Tax	$37 million revenue change for each percentage point change in growth of either housing resales or resale prices.

Ontario Population Share	Canada Health Transfer	$55 million revenue change for each one-tenth of a percentage point change in Ontario’s population share.

Ontario Population Share	Canada Social Transfer	$17 million revenue change for each one-tenth of a percentage point change in Ontario’s population share.

Source: Ontario Ministry of Finance.

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Medium-Term Expense Outlook

The government is committed to protecting Ontario’s economy and its workers and to strengthening communities through investments in critical public services, including health care, education, infrastructure, and economic development. The total expense outlook is projected to grow from $209.7 billion in 2023–24 to $235.7 billion in 2027–28.

The government continues to invest in programs that serve the people of Ontario. Ontario’s program expense outlook is projected to grow from $195.2 billion in 2023–24 to $217.9 billion in 2027–28, for an average annual growth rate of 2.8 per cent.

 Table 3.7

 Summary of Medium-Term Expense Outlook1

($ Billions)

	Actual 2023–24	Interim[2] 2024–25	Medium-Term Outlook
			2025–26	2026–27	2027–28
Base Programs
Health Sector	85.2	89.3	91.1	92.4	93.6
Education Sector[3]	37.1	38.4	41.0	41.1	41.3
Postsecondary Education Sector	13.3	14.2	13.0	13.1	12.8
Children, Community and Social Services Sector	19.3	20.6	20.4	20.4	20.4
Justice Sector	6.0	6.5	6.7	6.5	6.4
Other Programs	34.4	40.6	44.1	43.1	43.3
Total Base Programs	195.2	209.7	216.3	216.7	217.9
Significant Exceptional Expenses	–	2.7	–	–	–
Total Programs	195.2	212.4	216.3	216.7	217.9
Interest and Other Debt Servicing Charges	14.5	15.2	16.2	17.0	17.8
Total Expense	209.7	227.6	232.5	233.7	235.7
[1]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

[2]	Interim represents the 2025 Budget projection for the 2024–25 fiscal year.
[3]	Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Highlights of the changes to the program expense outlook over the medium term include the following:

•	Health sector expense is projected to increase from $85.2 billion in 2023–24 to $93.6 billion in 2027–28. The growth is primarily due to investments to:

•	Address the growing demands in the health sector, including funding for hospitals and cancer treatment services to respond to Ontario’s aging and growing population;

•	Increase access to primary care through investments to support the Primary Care Action Plan;

•	Stabilize and address increased utilization of home and community care services;

•	Support mental health and addictions services, including supports for the launch of Homelessness and Addiction Recovery Treatment Hubs; and

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•	Continue support for direct hours of care through staffing and training and education, as well as improve quality of care in the long-term care sector.

•	Education sector expense is projected to increase from $37.1 billion in 2023–24 to $41.3 billion in 2027–28. Key investments include:

•	Supporting student achievement through programs that build foundational skills in reading, writing and math, to better prepare students for the in-demand jobs and opportunities of the future;

•	Continuing investments in special education to help the most vulnerable students navigate the school system and beyond, as well as provide in-class supports;

•	Providing child care supports to help ensure access for all families and enhance the quality of early learning and child care program delivery; and

•	Addressing increased enrolment across the province and supporting commitments consistent with labour agreements.

•	Postsecondary Education sector expense is projected to decrease from $13.3 billion in 2023–24 to $12.8 billion in 2027–28. This reflects:

•

Lower forecasted college sector spending, primarily in direct response to reduced third-party revenue from the federal policy to cap international student study permit applications, as well as the ending of time-limited investments; and

•

New investments that support postsecondary institutions and improve labour market alignment to produce job-ready graduates for employers in priority sectors, such as health human resources, education and skilled trades, as well as to support research and innovation to help drive economic growth.

•	Children, Community and Social Services sector expense is projected to increase from $19.3 billion in 2023–24 to $20.4 billion in 2027–28. This is mainly due to:

•	Annual inflation adjustments to core allowances for the Ontario Disability Support Program and the maximum monthly amount for the Assistance for Children with Severe Disabilities Program; and

•

Funding to address increasing operational costs for community organizations that support vulnerable populations, including children needing supports, people with developmental disabilities, and people who have experienced gender-based violence and human trafficking.

•

Justice sector expense is projected to increase from $6.0 billion in 2023–24 to $6.4 billion in 2027–28. The growth in the sector is mainly due to investments in the Ontario Provincial Police, such as enhanced border security and improved technology, investments to expand and build new correctional institutions, as well as compensation costs for frontline public safety personnel.

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•	Other Programs expense is projected to increase from $34.4 billion in 2023–24 to $43.3 billion in 2027–28. Key changes include:

•	Helping to build municipal housing-enabling infrastructure projects through the Housing-Enabling Water Systems Fund and Municipal Housing Infrastructure Program;

•	Funding to support employment and training, including the Skills Development Fund Training and Capital Streams;

•	Providing supports to Supply Ontario to leverage provincial purchasing power and enable a whole-of-government approach when purchasing goods and services;

•	Providing support for critical services to Ontario municipalities, including small, Northern and rural municipalities, as well as those with a limited property tax base;

•	Support for local alcohol producers and retailers, as well as bars and restaurants; and

•	Maintaining the Contingency Fund to help address emerging needs and risks to reflect a cautious approach to planning due to economic uncertainty.

The total expense outlook includes Interest and Other Debt Servicing Charges expense, which is projected to increase from $14.5 billion in 2023–24 to $17.8 billion in 2027–28.

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Prudence Built into the Medium-Term Outlook

In keeping with sound fiscal planning practices, Ontario’s revenue outlook is based on prudent economic planning projections, as discussed in Chapter 2: Economic Performance and Outlook. Three external economic experts reviewed the Ontario Ministry of Finance’s economic assumptions and found them to be reasonable.1

With the ongoing challenges the province faces due to economic uncertainty, the government maintains a responsible and flexible fiscal plan to respond to these impacts as necessary.

In addition, the Contingency Fund is maintained to help mitigate expense risks that may adversely affect Ontario’s fiscal performance. The Contingency Fund in 2025–26 is set at $3.0 billion and increases further through the remainder of the medium-term outlook, reflecting the government’s prudent and responsible fiscal planning.

Ontario incorporates prudence in the form of a reserve to protect the fiscal outlook against unforeseen adverse changes in Ontario’s revenue and expense, including those resulting from changes in Ontario’s economic performance.

The reserve has been set at $2.0 billion in 2025–26, $2.0 billion in 2026–27 and $2.0 billion in 2027–28. This reflects Ontario’s commitment to maintaining a prudent and flexible fiscal plan.

[1]	The three experts are from the Policy and Economic Analysis Program at the University of Toronto; Quantitative Economic Decisions, Inc. (QEDinc.); and Stokes Economics Consulting, Inc.

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Risks to the Expense Outlook

Table 3.8 provides a summary of key expense risks and sensitivities that could result from unexpected changes in economic conditions and program demands. A change in these factors could affect total expense and the public sector, causing variances in the overall fiscal forecast. These sensitivities illustrate possible effects on the government’s key programs and can vary, depending on the nature and composition of potential risks.

 Table 3.8

 Selected Expense Sensitivities

Program/Sector	2025–26 Assumption	2025–26 Sensitivities

Hospital	Annual growth up to 4 per cent.	One per cent change in hospital costs: approximately $275 million.

Home Care	Approximately 45 million hours of personal support services. Approximately 11 million nursing and therapy visits and 2 million nursing shifts.	One per cent change in hours of personal support services: approximately $23 million. One per cent change in all nursing and therapy visits: approximately $14 million.

Elementary and Secondary Schools	Approximately 2.078 million average daily pupil enrolment.	One per cent enrolment change: approximately $192 million.

Ontario Works	307,405 average annual caseload.	One per cent caseload change: approximately $36 million.

Ontario Disability Support Program	383,115 average annual caseload.	One per cent caseload change: approximately $67 million.

Interest and Other Debt Servicing Charges	Average cost of borrowing in 2025–26 is forecast to be 4.0 per cent.	In the first full year, the impact of a 100 basis-point change in borrowing rates: approximately $780 million.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

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Leadership in the Federation and Standing Up for the People of Ontario

It has never been more important that Canada and Ontario demonstrate stability, strength and unity. With Premier Ford as Chair of the Council of the Federation and Minister Bethlenfalvy as Chair of the Provincial-Territorial Finance Ministers’ table, Ontario has continued collaborative efforts with provinces, territories and the federal government to respond to the threats of tariffs being imposed by the United States and discuss how to build a stronger Canadian economy.

In light of ongoing economic uncertainty and the impact of U.S. tariffs, Ontario is continuing to work with other provinces and territories and the federal government to protect Canadians and to strengthen Ontario’s and Canada’s economy for long-term growth. This includes prioritizing the development and maintenance of Canada’s infrastructure, which is central to long-term economic growth and prosperity. With the first Investing in Canada Infrastructure Program having been fully allocated more than two years ago, Ontario continues to join all provinces and territories to call on the federal government for a new, long-term, predictable infrastructure program with sufficient funds to support the unique needs of each jurisdiction, without complex and onerous conditions. This would provide flexibility for provinces and territories to support their local and diverse priorities and more quickly fund critical projects in a way that complements long-term capital planning and investments already being made by jurisdictions.

The federal government responded to Ontario’s calls for tax relief to encourage construction of more purpose-built rental housing. Ontario is calling on the federal government to introduce further measures to improve housing affordability. Ontario is ready to partner with the federal government on potential further tax relief related to new housing. In addition, to meet urgent housing investment needs, the province is calling on the federal government once again to ease conditions on the Canada Housing Infrastructure Fund and utilize provincial programs to accelerate getting homes built.

Ontario is taking action to secure the resources it needs to drive economic growth, boost productivity, and make the province’s economy the most competitive in the G7. As Ontario continues to secure its position as a global leader of responsibly sourced critical minerals, it is important that the federal government match funding commitments to enable the development of the Ring of Fire and generate considerable economic benefit to Indigenous and Northern communities. In addition, Ontario continues to call on the federal government to work collaboratively with provinces and territories to develop a streamlined “one project, one assessment” approach to reduce duplicative requirements and get critical projects built faster.

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Effective federal–provincial transfers are key to ensuring sustainable public services and building a stronger Ontario. Addressing recent reductions in labour market funding through the Labour Market Transfer Agreements to support skills training, and working with Ontario to address a funding shortfall for child care through the Canada-wide Early Learning and Child Care Agreements, are areas where the federal government can take immediate action. Ontario also looks forward to upcoming health agreement reviews to ensure sustainable federal support for health care in the years to come.

Transparency and Risks

The government continues to be transparent about the state of Ontario’s finances. This principle is reflected in the Fiscal Sustainability, Transparency and Accountability Act, 2019, which stipulates that Ontario’s fiscal policy should be clearly articulated, and information about it should be readily available to the public without charge.

To ensure a reasonable and prudent economic forecast, the government’s key economic planning projections are set below the average of private-sector forecasts in each year. For 2025 onwards, the planning assumptions are set 0.1 percentage point below the private-sector average.

While the planning assumptions for economic growth are reasonable and prudent, the Ontario Ministry of Finance has also developed Faster Growth and Slower Growth scenarios to provide greater transparency around a broader range of possible outcomes, amid heightened economic uncertainty.

As a matter of transparent fiscal management, financial pressures are monitored throughout the fiscal year by the Ontario Treasury Board Secretariat, with the goal of ensuring that robust and prudent methodologies are used to develop forecasts. Other important risk management tools include closely tracking the pace of implementation of initiatives and proactively identifying emerging program and policy risks. Comprehensive analysis of known pressures informs the fiscal planning processes, including the development of plans to mitigate and manage fiscal pressures, as well as maintaining adequate contingencies as part of the medium-term fiscal projections in respect of the government’s flexible fiscal plan to respond to uncertainty and risks.

In addition to the key demand sensitivities and economic risks to the fiscal plan, there are risks stemming from the government’s contingent liabilities. Whether future events will result in actual liabilities for the province is beyond the direct control of the government. For example, losses could result from legal settlements or a call on loan or funding guarantees. While a Contingency Fund is included in the fiscal plan to help mitigate the expense risks, until there exists certainty around the likelihood and costs of these future events, these risks are not included in the province’s fiscal plan. Provisions for losses that are likely to occur and can be reasonably estimated are expensed and reported as liabilities in Ontario’s financial statements. Any significant contingent liabilities related to the 2024–25 fiscal year will be disclosed as part of the Public Accounts of Ontario 2024–2025, to be released no later than September 27, 2025.

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Summary of Significant Accounting Policies

To fully comply with Public Sector Accounting Standards, interest and investment income will no longer be subtracted from Interest on Debt. Interest and investment income will now be reported separately as a revenue line item. The impact of this change is fiscally and economically neutral and represents an accounting reporting and presentation change. Further, Interest on Debt is being renamed Interest and Other Debt Servicing Charges (IOD) to more accurately reflect the expenses incurred to deliver an effective, cost-efficient borrowing program.

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Details of Ontario’s Finances

Table 3.9

Total Revenue1

($ Millions)

	Actual 2022–23	Actual 2023–24	Interim[2] 2024–25	Plan 2025–26
Taxation Revenue
Personal Income Tax	44,209	50,773	56,303	57,811
Sales Tax	36,092	39,864	39,405	40,073
Corporations Tax	27,791	23,140	27,945	25,980
Education Property Tax	5,991	5,810	5,809	5,853
Employer Health Tax	7,797	8,581	9,128	9,466
Ontario Health Premium	4,445	5,008	5,226	5,366
Gasoline Tax	2,103	1,620	1,704	1,664
Land Transfer Tax	4,443	3,538	3,716	3,875
Tobacco Tax	864	813	716	667
Fuel Tax	571	517	531	522
Beer, Wine and Spirits Taxes	600	593	562	388
Electricity Payments in Lieu of Taxes	674	529	532	634
Ontario Portion of the Federal Cannabis Excise Duty	310	346	365	376
Other Taxes	627	728	894	1,027
	136,518	141,860	152,837	153,702
Government of Canada
Canada Health Transfer	17,525	19,286	20,363	21,332
Canada Social Transfer	6,178	6,407	6,611	6,794
Equalization	–	421	576	546
Infrastructure Programs	769	609	1,222	1,055
Labour Market Programs	1,181	1,149	920	923
Social Housing Agreement	263	218	173	133
Other Federal Payments	4,817	5,621	6,007	7,554
Direct Transfers to Broader Public Sector Organizations	531	625	497	509
	31,264	34,336	36,369	38,846
Income from Government Business Enterprises
Liquor Control Board of Ontario	2,457	2,574	2,165	1,851
Ontario Power Generation Inc./Hydro One Ltd.	850	2,065	2,390	1,599
Ontario Lottery and Gaming Corporation	2,505	2,368	2,403	2,405
Ontario Cannabis Store	234	244	244	215
iGaming Ontario	87	176	225	247
	6,133	7,427	7,426	6,317

continued...

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Table 3.9

Total Revenue1 (continued)

($ Millions)

	Actual 2022–23	Actual 2023–24	Interim[2] 2024–25	Plan 2025–26
Other Non-Tax Revenue
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	11,495	13,071	12,612	10,852
Vehicle and Driver Registration Fees	1,240	1,222	1,255	1,242
Miscellaneous Other Non-Tax Revenue[3]	2,146	3,344	3,941	1,710
Other Fees and Licences	1,446	1,618	1,844	1,874
Sales and Rentals	1,231	1,566	1,491	1,964
Reimbursements	1,031	1,131	994	1,074
Royalties	335	320	294	309
Power Supply Contract Recoveries	48	41	40	44
Interest and Investment Income	1,544	3,085	2,499	1,953
	20,517	25,398	24,971	21,022
Total Revenue	194,431	209,021	221,602	219,887
[1]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

[2]	Interim represents the 2025 Budget projection for the 2024–25 fiscal year.
[3]

Revenue in 2024–25 reflects a non-recurring compensation amount the government will receive for smoking-related health care costs under a court approved settlement between tobacco companies and their creditors.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

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Chapter 3: Ontario’s Fiscal Plan and Outlook Table 3.10 Total Expense[1,2]

($ Millions)

Ministry Expense	Actual 2022–23	Actual 2023–24	Interim[3] 2024–25	Plan 2025–26
Agriculture, Food and Agribusiness (Base)	296	331	396	474.9
Demand-Driven Risk Management and Time-Limited Programs	502	601	498	575.3
COVID-19 Time-Limited Funding[4]	30	–	–	–
Agriculture, Food and Agribusiness (Total)	828	932	894	1,050.1
Attorney General (Base)	1,807	2,085	2,265	2,274.4
Statutory Appropriations — Crown Liability and Proceedings Act, 2019	79	27	604	–
Bad Debt Expense	30	22	21	5.3
COVID-19 Time-Limited Funding[4]	31	–	–	–
Attorney General (Total)	1,947	2,134	2,889	2,279.7
Board of Internal Economy (Base)	392	299	356	352.2
COVID-19 Time-Limited Funding[4]	0	–	–	–
Board of Internal Economy (Total)	392	299	356	352.2
Children, Community and Social Services (Base)	17,869	19,282	20,625	20,358.7
COVID-19 Time-Limited Funding[4]	48	–	–	–
Children, Community and Social Services (Total)	17,917	19,282	20,625	20,358.7
Citizenship and Multiculturalism (Base)	54	68	90	92.7
Time-Limited Investments	–	14	–	–
COVID-19 Time-Limited Funding[4]	2	–	–	–
Citizenship and Multiculturalism (Total)	56	82	90	92.7
Colleges, Universities, Research Excellence and Security (Base)	10,729	11,936	12,353	11,462.7
Student Financial Assistance	1,019	1,316	1,890	1,523.5
COVID-19 Time-Limited Funding[4]	32	–	–	–
Colleges, Universities, Research Excellence and Security (Total)	11,779	13,253	14,243	12,986.2
Economic Development, Job Creation and Trade (Base)	166	200	192	205.8
Tax Credits for Business Investment and Research and Development[5]	299	537	567	691.6
Tax Credits for Business Investment and Research and Development — Amounts Related to Prior Years	22	18	42	–
Time-Limited Investments	540	513	1,090	1,508.0
COVID-19 Time-Limited Funding[4]	46	–	–	–
Economic Development, Job Creation and Trade (Total)	1,072	1,268	1,891	2,405.4
Education (Base)	33,605	37,130	38,353	40,987.4
Teachers’ Pension Plan	1,661	1,652	1,684	1,733.0
COVID-19 Time-Limited Funding[4]	918	–	–	–
Education (Total)	36,183	38,782	40,037	42,720.4
Emergency Preparedness and Response (Total)	21	52	70	66.2

continued…

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Table 3.10 Total Expense[1,2] (continued)

($ Millions)

Ministry Expense	Actual 2022–23	Actual 2023–24	Interim[3] 2024–25	Plan 2025–26
Energy and Mines (Base)	379	532	651	661.5
Electricity Cost Relief Programs	5,844	5,996	6,401	6,463.0
Accounting Adjustments for Contaminated Sites	86	369	14	–
High-Speed Internet	196	93	435	1,734.4
Time-Limited Investments	–	–	21	84.1
COVID-19 Time-Limited Funding[4]	2	–	–	–
Energy and Mines (Total)	6,506	6,991	7,522	8,943.0
Environment, Conservation and Parks (Base)	732	815	885	1,041.8
Accounting Adjustment for Contaminated Sites	–	84	14	–
COVID-19 Time-Limited Funding[4]	17	–	–	–
Environment, Conservation and Parks (Total)	749	899	899	1,041.8
Executive Offices (Base)	59	69	75	79.4
COVID-19 Time-Limited Funding[4]	0	–	–	–
Executive Offices (Total)	59	69	75	79.4
Finance (Base)	800	903	1,193	1,163.3
Investment Management Corporation of Ontario[6]	245	300	314	330.1
Ontario Municipal Partnership Fund	501	501	514	562.5
Temporary and Other Local Assistance	21	68	25	21.1
Power Supply Contract Costs	48	41	40	44.1
Time-Limited Investments	174	89	2,947	52.5
COVID-19 Time-Limited Funding[4]	0	–	–	–
Finance (Total)	1,790	1,902	5,033	2,173.6
Francophone Affairs (Base)	7	8	9	8.7
Time-Limited Investments	1	–	5	2.6
Francophone Affairs (Total)	8	8	14	11.3
Health (Base)[7]	67,184	75,979	80,668	81,851.6
Adjustments for One-Time Extraordinary Costs[8]	1,324	1,241	–	–
Retroactive Compensation	–	–	1,190	–
Health (Total)	68,508	77,220	81,858	81,851.6
COVID-19 Health Response[9]	3,228	–	–	–
Indigenous Affairs and First Nations Economic Reconciliation (Base)	113	130	140	144.8
One-Time Investments Including Settlements	6,273	17	870	–
COVID-19 Time-Limited Funding[4]	1	–	–	–
Indigenous Affairs and First Nations Economic Reconciliation (Total)	6,386	147	1,010	144.8
Infrastructure (Base)	326	430	646	747.0
Federal-Provincial Infrastructure Programs	303	401	343	213.6
Waterfront Toronto Revitalization (Port Lands Flood Protection)	25	25	30	32.5
Municipal Infrastructure Program Investments	396	389	646	1,243.9
Realty	1,195	1,298	1,450	1,437.6
Infrastructure (Total)	2,245	2,543	3,116	3,674.7

continued…

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Table 3.10 Total Expense[1,2] (continued)

($ Millions)

Ministry Expense	Actual 2022–23	Actual 2023–24	Interim[3] 2024–25	Plan 2025–26
Labour, Immigration, Training and Skills Development (Base)	207	253	236	160.0
Co-operative Education Tax Credit[10]	86	116	93	102.5
Demand-Driven Employment and Training Programs	1,308	1,322	1,494	1,840.2
Time-Limited Investments	–	13	–	–
COVID-19 Time-Limited Funding[4]	310	–	–	–
Labour, Immigration, Training and Skills Development (Total)	1,911	1,703	1,822	2,102.7
Long-Term Care (Total)[11]	6,423	7,964	8,668	9,279.3
Municipal Affairs and Housing (Base)	575	796	796	798.5
Time-Limited Investments	404	789	1,180	830.7
Social Housing Agreement — Payments to Service Managers[12]	206	194	161	128.3
COVID-19 Time-Limited Funding[4]	390	–	–	–
Municipal Affairs and Housing (Total)	1,574	1,780	2,137	1,757.4
Natural Resources (Base)	587	666	801	740.4
Emergency Forest Firefighting	95	203	177	135.0
Accounting Adjustments for Contaminated Sites	–	210	25	–
COVID-19 Time-Limited Funding[4]	2	–	–	–
Natural Resources (Total)	684	1,079	1,003	875.4
Northern Economic Development and Growth (Total)	661	705	772	805.2
Public and Business Service Delivery and Procurement (Base)	1,521	1,525	1,688	1,712.3
Adjustments for One-Time Extraordinary Costs[8]	150	176	–	–
COVID-19 Time-Limited Funding[4]	154	–	–	–
Public and Business Service Delivery and Procurement (Total)	1,825	1,701	1,688	1,712.3
Rural Affairs (Base)	6	6	8	14.3
Time-Limited Investments	–	–	–	5.0
Rural Affairs (Total)	6	6	8	19.3
Seniors and Accessibility (Base)	63	63	68	76.8
Seniors Tax Credits	164	108	96	104.3
COVID-19 Time-Limited Funding[4]	11	–	–	–
Seniors and Accessibility (Total)	238	171	165	181.1
Solicitor General (Base)	3,338	3,832	4,261	4,463.0
COVID-19 Time-Limited Funding[4]	96	–	–	–
Solicitor General (Total)	3,434	3,832	4,261	4,463.0
Sport (Base)	55	53	58	62.9
Time-Limited Investments	–	–	4	150.0
Sport (Total)	55	53	61	212.9
Tourism, Culture and Gaming (Base)	777	818	837	869.2
Ontario Cultural Media Tax Credits	833	841	985	1,028.4
Ontario Cultural Media Tax Credits — Amounts Related to Prior Years	51	89	35	–
COVID-19 Time-Limited Funding[4]	200	–	–	–
Tourism, Culture and Gaming (Total)	1,861	1,747	1,857	1,897.6

continued…

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Table 3.10 Total Expense[1,2] (continued)

($ Millions)

Ministry Expense	Actual 2022–23	Actual 2023–24	Interim[3] 2024–25	Plan 2025–26
Transportation (Base)	5,474	6,266	7,065	7,198.6
Federal-Provincial Infrastructure Programs	477	418	520	629.9
Time-Limited Investments	–	675	–	–
COVID-19 Time-Limited Funding[4]	609	–	–	–
Transportation (Total)	6,559	7,359	7,585	7,828.6
Treasury Board Secretariat (Base)	279	260	341	403.9
Employee and Pensioner Benefits	1,178	985	1,285	1,528.0
Operating Contingency Fund	–	–	100	2,825.0
Capital Contingency Fund	–	–	–	175.0
COVID-19 Time-Limited Funding[4]	0	–	–	–
Treasury Board Secretariat (Total)	1,457	1,245	1,726	4,931.9
Interest and Other Debt Servicing Charges[13,14]	13,935	14,461	15,224	16,198.1
Total Expense[14]	200,299	209,668	227,598	232,496.6
[1]	Numbers reflect current ministry structure.
[2]	Ministry expenses have been restated for reclassification and program transfer changes. These changes are fiscally neutral. The actual results are presented on a similar basis for consistency.
[3]	Interim represents the 2025 Budget projection for the 2024–25 fiscal year.
[4]	COVID-19 Time-Limited Funding is no longer being reported separately, starting in 2023–24.
[5]

Includes the estimated cost of tax credit claims for the Regional Opportunities Investment Tax Credit (ROITC), the Ontario Made Manufacturing Investment Tax Credit (OMMITC), the Ontario Innovation Tax Credit and the Ontario Business-Research Institute Tax Credit. The ROITC was temporarily enhanced until the end of 2023, which results in the cost of the credit decreasing from 2023–24 to 2024–25. The OMMITC was introduced in the 2023 Budget with costs commencing in 2023–24. An enhancement to the OMMITC is proposed in the 2025 Budget with costs starting in 2025–26. An expansion of the OMMITC is also proposed in the 2025 Budget with impacts reported separately as a revenue decrease.

[6]	Based on the requirements of Public Sector Accounting Standards, the province consolidates the financial results of the Investment Management Corporation of Ontario.
[7]	Includes accounting adjustments tied primarily to grants provided for infrastructure projects and other related investments.
[8]	Includes extraordinary costs related to personal protective equipment in 2022–23 and 2023–24.
[9]

For presentation purposes in the 2025 Budget, Time-Limited COVID-19-related health response spending has been included separately for 2022–23, instead of within the Ontario Ministry of Health and Ontario Ministry of Long-Term Care.

[10]	Amounts from 2022–23 to 2024–25 include tax credit amounts related to prior year adjustments.
[11]

The Ontario Ministry of Long-Term Care total includes expenses incurred by Ontario Health and hospitals for funding for long-term care. These amounts will be consolidated in the total expense of the Ontario Ministry of Health, including $5.4 billion for Interim and $5.7 billion in 2025–26.

[12]	The annual decline is mainly due to declining federal obligations, such as maturing mortgages, under the Social Housing Agreement.
[13]

Interest and other debt servicing charges is net of interest capitalized during construction of tangible capital assets of $230 million in 2022–23, $321 million in 2023–24, $1,195 million in 2024–25, and $1,415 million in 2025–26.

[14]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

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190

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.11 Infrastructure Expenditures

($ Millions)

Sector	Total Infrastructure Expenditures Interim[1,2] 2024–25	2025–26 Plan
		Investment in Capital Assets[3]	Transfers and Other Infrastructure Expenditures[4]	Total Infrastructure Expenditures
Transportation
Transit	10,100	9,671	1,079	10,749
Provincial Highways	3,387	3,864	395	4,259
Other Transportation, Property and Planning	233	177	145	321
Health
Hospitals	3,546	4,455	15	4,470
Other Health	575	53	679	732
Education	3,865	3,957	260	4,216
Postsecondary Education
Colleges and Other	930	636	72	708
Universities	136	–	185	185
Social	750	32	613	644
Justice	711	936	37	973
Other Sectors[5]	3,624	3,323	4,455	7,778
Total Infrastructure Expenditures	27,856	27,103	7,934	35,037
Less: Other Partner Funding[6]	3,451	1,690	–	1,690
Total[7]	24,405	25,412	7,934	33,346
[1]	Interim represents the 2025 Budget projection for the 2024–25 fiscal year.
[2]	Includes provincial investment in capital assets of $17.2 billion.
[3]	Includes $1,415 million in interest capitalized during construction.
[4]	Includes transfers to municipalities, universities, and non-consolidated agencies.
[5]	Includes high-speed internet infrastructure, government administration, natural resources, and culture and tourism industries.
[6]	Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.
[7]	Includes Federal–Municipal contributions to provincial infrastructure investments.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

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Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.12 10-Year Review of Selected Financial and Economic Statistics[1,2]

($ Millions)

	2016–17	2017–18	2018–19
Revenue	141,260	151,291	154,751
Expense
Programs	131,442	142,464	148,747
Interest and Other Debt Servicing Charges[3]	12,254	12,506	13,332
Total Expense	143,696	154,969	162,079
Reserve	–	–	–
Surplus/(Deficit)	(2,435)	(3,679)	(7,328)
Net Debt	314,077	323,068	337,623
Accumulated Deficit	205,939	208,257	215,770
Gross Domestic Product (GDP) at Market Prices	790,749	824,979	860,103
Primary Household Income	520,486	541,501	567,484
Population (000s) — July[4]	13,877	14,078	14,327
Net Debt per Capita (Dollars)	22,634	22,948	23,566
Household Income per Capita (Dollars)	37,508	38,463	39,610
Net Debt as a Per Cent of Operating Revenue	223.2%	214.4%	219.5%
Net Interest as a Per Cent of Operating Revenue	8.3%	7.9%	8.1%
Net Debt as a Per Cent of GDP	39.7%	39.2%	39.3%
Accumulated Deficit as a Per Cent of GDP	26.0%	25.2%	25.1%
[1]

Amounts reflect a change in pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements, in Public Accounts of Ontario 2017–2018. Amounts for net debt and accumulated deficit also reflect this change.

[2]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

[3]

Interest and Other Debt Servicing Charges is net of interest capitalized during construction of tangible capital assets of $230 million in 2022–23, $321 million in 2023–24, $1,195 million in 2024–25 and $1,415 million in 2025–26.

[4]	Population figures are for July 1 of the fiscal year indicated (i.e., for 2024–25, the population on July 1, 2024, is shown).
[5]	Interim represents the 2025 Budget projection for the 2024–25 fiscal year.

Note: Numbers may not add due to rounding.

Sources: Statistics Canada, Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

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2019–20	2020–21	2021–22	2022–23	Actual 2023–24	Interim[5] 2024–25	Plan 2025–26
157,141	165,737	185,847	194,431	209,021	221,602	219,887

152,265	168,964	170,520	186,364	195,207	212,374	216,298
13,471	13,063	13,302	13,935	14,461	15,224	16,198
165,736	182,027	183,822	200,299	209,668	227,598	232,497
–	–	–	–	–	–	2,000
(8,595)	(16,290)	2,025	(5,868)	(647)	(5,996)	(14,609)
352,382	372,501	382,842	399,806	407,969	428,120	460,753
224,814	238,231	238,160	246,007	244,309	250,305	264,914
893,224	874,354	970,146	1,061,714	1,119,545	1,178,092	1,214,614
593,065	592,514	642,144	692,033	736,585	790,612	822,236
14,574	14,762	14,842	15,141	15,623	16,124	16,348
24,180	25,234	25,794	26,405	26,113	26,552	28,183
40,695	40,138	43,264	45,705	47,147	49,033	50,294
225.6%	225.8%	206.8%	207.3%	198.1%	195.4%	211.4%
8.0%	7.5%	6.8%	6.4%	5.5%	5.8%	6.5%
39.5%	42.6%	39.5%	37.7%	36.4%	36.3%	37.9%
25.2%	27.2%	24.5%	23.2%	21.8%	21.2%	21.8%

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194

Chapter 4 Borrowing and Debt Management

Chapter 4: Borrowing and Debt Management

Introduction

Ontario’s borrowing program is primarily used to fund deficits, refinance maturing debt, and make investments in capital assets, while minimizing interest costs.

Ontario has completed long-term borrowing for 2024–25 of $49.5 billion. This is $11.3 billion higher than anticipated in the 2024 Budget or $12.0 billion higher than the 2024 Ontario Economic Outlook and Fiscal Review. The increase in borrowing was a decision to take advantage of market access. The 2024–25 borrowing program was completed with a blended aggregate yield below four per cent, with maturities ranging from five to 30 years. The improved deficit position in 2024–25 has allowed Ontario to increase cash reserves, enhance liquidity and provide funding flexibility for future years. This prudent approach positioned Ontario better for the 2025–26, 2026–27 and 2027–28 long-term public borrowing forecasts, which are $42.8 billion, $41.1 billion and $33.0 billion.

As outlined in the 2024 Ontario Economic Outlook and Fiscal Review, Ontario is updating the presentation of interest costs to improve transparency in financial reporting. Interest costs and interest revenue will now be presented separately — this change is fiscally neutral. Further, “Interest on Debt” is being renamed “Interest and Other Debt Servicing Charges” (IOD) to more accurately reflect the expenses incurred to deliver an effective, cost-efficient borrowing program.

As a result of the change in reporting of IOD, two of Ontario’s debt sustainability measures will be renamed. “Interest on Debt-to-Revenue” is now “Net Interest-to-Operating Revenue,” and “Net Debt-to-Revenue” is now “Net Debt-to-Operating Revenue.” To enable meaningful comparisons with prior fiscal years, the calculation will remain unchanged, which will ensure comparators remain the same.

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Chapter 4: Borrowing and Debt Management

Changes to Debt Burden Reduction Strategy Ratios

Terminology changes from 2024 Budget to 2025 Budget

2024 Budget	2025 Budget

• Net Debt-to-GDP	• No change

• Interest on Debt-to-Revenue	• Net Interest-to-Operating Revenue

• Net Debt-to-Revenue	• Net Debt-to-Operating Revenue

The net debt-to-GDP ratio is now forecast to be 36.3 per cent in 2024–25, 37.9 per cent in 2025–26, 38.9 per cent in 2026–27 and 38.6 per cent in 2027–28. Ontario’s net debt-to-GDP ratio fell to a 13-year low last year, and Ontario’s plan keeps this ratio close to the lowest level since 2013–14 over the medium-term outlook.

The net debt-to-operating revenue (formerly net debt-to-revenue) is forecast to be 195 per cent in 2024–25, 211 per cent in 2025–26, 215 per cent in 2026–27 and 212 per cent in 2027–28. The 195 per cent for 2024–25 would be the lowest level since 2010–11. Ontario has demonstrated its ability to bring this ratio below its 200 per cent target and achieved this consecutively in 2023–24 and 2024–25. While the current economic environment will temporarily raise the level of this ratio, the government remains committed to and has proven it has the capability to re-attain this target.

Ontario is forecast to pay $15.2 billion in interest costs in 2024–25, $16.2 billion in 2025–26, $17.0 billion in 2026–27, and $17.8 billion in 2027–28. The net interest-to-operating revenue (formerly interest on debt-to-revenue) is forecast to be 5.8 per cent in 2024–25, 6.5 per cent in 2025–26, 6.7 per cent in 2026–27, and 6.8 per cent in 2027–28. Even with the forecasted increases to interest costs, this ratio remains close to the lowest levels it has been at since the 1980s.

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Borrowing Program

Ontario’s borrowing program is primarily used to fund deficits, refinance maturing debt, and make investments in capital assets. Ontario will continue to finance most of its borrowing program in the long-term public markets in Canada and internationally.

Table 4.1 2024–25 Borrowing Program and Medium-Term Outlook ($ Billions)

	2024–25			Medium-Term Outlook

	2024 Budget	Change from 2024 Budget	Interim[1] 2024–25	2025–26	2026–27	2027–28

Deficit/(Surplus)	9.8	(3.8)	6.0	14.6	7.8	(0.2)

Provincial Investment in Capital Assets	17.7	(0.5)	17.2	23.1	23.7	20.1

Amortization of Capital Assets[2]	(8.4)	(0.2)	(8.6)	(9.1)	(9.3)	(10.1)

Non-Cash and Cash Timing Adjustments	(2.6)	6.2	3.6	(3.1)	(3.4)	(4.3)

Net Loans and Investments	(0.3)	0.8	0.5	1.2	(0.1)	–

Debt Maturities and Redemptions	28.0	–	28.0	33.1	26.9	27.5

Total Funding Requirement	44.2	2.5	46.7	59.8	45.6	33.0

Decrease/(Increase) in Short-Term Borrowing	(5.0)	–	(5.0)	(5.0)	(2.5)	–

Increase/(Decrease) in Year-End Cash and Cash Equivalents[3]	(1.0)	8.8	7.8	(12.0)	(2.0)	–

Total Long-Term Borrowing	38.2	11.3	49.5	42.8	41.1	33.0
[1]	Interim represents the 2025 Budget projection for the 2024–25 fiscal year.
[2]	Starting in the 2025 Budget, Amortization of Capital Assets will be reflected in a separate line in this table to reflect the increasing impact of the capital plan on the borrowing program.
[3]	Starting in 2024–25, pre-borrowing will be reflected as part of the increase in year-end cash and cash equivalents.

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

Ontario has completed long-term borrowing for 2024–25 of $49.5 billion. This is $11.3 billion higher than anticipated in the 2024 Budget or $12.0 billion higher than the 2024 Ontario Economic Outlook and Fiscal Review. The increase in borrowing was a decision to take advantage of market access. The 2024–25 borrowing program was completed with a blended aggregate yield below four per cent, with maturities ranging from five to 30 years. The improved deficit position in 2024–25 has allowed Ontario to increase cash reserves, enhance liquidity and provide funding flexibility for future years. The 2025–26, 2026–27 and 2027–28 long-term public borrowing forecasts are $42.8 billion, $41.1 billion and $33.0 billion.

Year-end cash and cash equivalents are forecast to decrease by $12.0 billion in 2025–26 and $2.0 billion in 2026–27.

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Ontario plans to increase short-term borrowing by $5.0 billion in 2025–26. This positions Ontario to respond to recent changes in market demand for short-term Ontario debt. It will also maintain the proportion of short-term debt as a percentage of total debt outstanding within the target range of five to seven per cent, as it has been over the past 10 years.

In the event that alternative economic scenarios materialize, Ontario’s borrowing requirements in the next three years would also change (see Chapter 3: Ontario’s Fiscal Plan and Outlook for more details, and a description of the resulting alternative medium-term outlook scenarios). Under the Faster Growth scenario, long-term borrowing would decrease by a total of $14.7 billion over the three-year outlook period, while under the Slower Growth scenario, long-term borrowing would increase by $16.5 billion over the same period.

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Approximately 79 per cent of 2024–25 long-term borrowing was completed in Canadian dollars, through 36 syndicated issues, one floating rate note and three Green Bonds. This percentage was within Ontario’s target range for domestic borrowing of 75 to 90 per cent for the 2024–25 fiscal year. Based on the combined experience of the last five fiscal years, Ontario’s target range for domestic borrowing will be adjusted to 70 to 85 per cent for 2025–26. This range will continue to be adjusted, if necessary, in response to evolving investor demand in the Canadian dollar and foreign currency debt markets.

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Foreign currency borrowing helps reduce Ontario’s overall borrowing costs by continuing to diversify Ontario’s investor base. This diversification ensures Ontario will continue to have access to capital, even if domestic market conditions become challenging. Approximately $10.5 billion, or 21 per cent of this year’s long-term borrowing, was completed in foreign currencies, primarily in U.S. dollars and Australian dollars.

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Sustainable Bond Framework

The Green Bond Program, as part of the Sustainable Bond Framework, has been a core component of Ontario’s borrowing program since 2014. It is an important tool to help finance public transit initiatives, extreme weather-resistant infrastructure, as well as energy efficiency and conservation projects. Ontario remains the largest and most frequent issuer of Canadian dollar Green Bonds, with 18 issues totalling $21.5 billion since 2014–15 and $16.75 billion outstanding.

On January 30, 2025, Ontario issued a $1.25 billion Green Bond. This was the third Green Bond issued in 2024–25, eighteenth Green Bond overall, and Ontario’s fourth Green Bond issued under the Ontario Sustainable Bond Framework. Five projects were selected to receive funding from the most recent Green Bond:

•	GO Transit Expansion;

•	Hazel McCallion Light Rail Transit;

•	Ontario Line Subway;

•	Scarborough Subway Extension; and

•	Electric Vehicle (EV) ChargeON.

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This Green Bond marked the first time Ontario has issued more than two Green Bonds in a fiscal year. Most notably, the $1.0 billion Green Bond that was issued on October 2, 2024 was the first ever 30-year Green Bond by a province. This provides additional maturity flexibility in the domestic Green Bond market. Ontario plans to continue its leadership in the Canadian dollar Green Bond market and, subject to market conditions, will issue multiple Green Bonds each fiscal year, including in 2025–26.

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Cost of Debt

Globally, central banks including the Bank of Canada and the U.S. Federal Reserve have lowered overnight interest rates. However, longer-term interest rates, which affect the majority of Ontario’s borrowing, have remained relatively stable over the past three years. Ontario actively manages financial market risks and adapts interest rate risk management strategies to minimize the impact of changing market conditions on Ontario’s IOD costs. Adaptive interest rate risk management will be especially important in 2025–26, given the potential policy response by central banks and the global economic uncertainty surrounding tariffs. Chart 4.6 shows Ontario’s decision to lock in long-term rates and extend the term of its debt, since the Global Financial Crisis in 2007–08 has left the interest rate on the total debt portfolio lower in historical terms, in spite of rising broader market interest rates.

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Ontario’s borrowing costs for 2024–25 are now estimated to be 3.94 per cent, six basis points lower than forecasted in the 2024 Budget, as shown in Chart 4.7. As forecasted in the 2024 Budget, borrowing costs in 2025–26 are expected to remain the same, while borrowing costs in 2026–27 and 2027–28 are projected to be slightly higher. A one percentage point change in interest rates, either up or down from the current interest rate forecast, is estimated to have a corresponding change in Ontario’s borrowing costs of approximately $0.8 billion in the first full year.

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As outlined in the 2024 Ontario Economic Outlook and Fiscal Review, Ontario is now reporting interest and investment income separately as a revenue item. As a result of this change, IOD will be presented higher as it will be on a gross basis with interest and investment income no longer netted against it. This presentation change is fiscally neutral. IOD remains Ontario’s fourth largest expense after health care, education, and social services.

Table 4.2

Comparison of Interest and Other Debt Servicing Charges (IOD) Expense Forecast

($ Billions)

	2024–25	2025–26	2026–27	2027–28
Gross IOD
2025 Budget	15.2	16.2	17.0	17.8
2024 Budget	16.5	16.7	17.0	–
Net IOD
2025 Budget	12.7	14.2	15.2	16.0
2024 Budget	13.9	14.7	15.2	–
Source: Ontario Financing Authority.

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Term of Debt

Ontario has continued to extend the term of its debt when investor demand allowed, to reduce future refinancing risk. This also protects the IOD forecast in the long term against future interest rate increases. Ontario has issued $149.7 billion of bonds, or almost one-third of total debt outstanding, with maturities of 30 years or longer since 2010–11. This includes $12.7 billion in 2024–25.

The success Ontario has had in extending the term of its debt from the time of the Global Financial Crisis has created flexibility for managing its large borrowing program and debt portfolio. Due to the extension of the term of debt, the impact on IOD in the short term and medium term has been lessened. Ontario will continue to monitor the market and adjust the debt term strategy in response to further changes to interest rates and the yield curve.

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Ensuring Adequate Liquidity Levels

Ontario aims to maintain an optimal level of cash reserves that balances potential holding costs with the need to have adequate funds to meet its financial obligations in a timely manner, as well as to be able to respond promptly during economic downturns or financial challenges. Prior to 2025–26, short-term interest rates were higher than long-term rates, which meant that holding liquid reserves reduced IOD as short-term investments earned more income than Ontario’s cost of borrowing long-term debt. Although short-term and long-term rates have normalized, Ontario intends to maintain recent liquid reserve levels due to the ongoing market and economic volatility.

As shown in Chart 4.9, Ontario’s cash reserves averaged $41.9 billion in 2024–25.

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Debt Burden Reduction Strategy

The government remains committed to reducing the debt burden and putting Ontario’s finances on a sustainable path. As a result, Ontario has maintained the targets set in the 2023 Budget and continues to make progress towards achieving them over the medium-term outlook. In addition, Ontario’s path to balance by 2027–28 will further support progress towards its Debt Burden Reduction Strategy.

Ontario is improving transparency in financial reporting by making three key changes to its presentation of interest costs and interest revenue, which results in an impact on the terminology in the Debt Burden Reduction Strategy and its corresponding ratios:

•	As outlined in the 2024 Ontario Economic Outlook and Fiscal Review, to ensure compliance with Public Sector Accounting Standards, interest costs and interest revenue will now be presented separately, rather than being netted against each other. This change is fiscally neutral.

•	This change results in the renaming of two debt sustainability measures. “Interest on Debt-to-Revenue” is now “Net Interest-to-Operating Revenue,” and “Net Debt-to-Revenue” is now “Net Debt-to-Operating Revenue.” To enable meaningful comparisons with prior fiscal years, the calculation will remain unchanged, which will ensure comparators remain the same. The updated terminology better explains the calculation of the ratio.

•	“Interest on Debt” is being renamed “Interest and Other Debt Servicing Charges” (IOD). This change allows the line item to more accurately reflect the expenses incurred to deliver on the borrowing program.

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Making Progress on the Debt Burden Reduction Strategy

The 2025 Budget includes an updated Debt Burden Reduction Strategy that continues to focus on meeting the established targets over the medium-term outlook for the relevant measures of debt sustainability. These targets are reviewed annually, based on the latest economic and fiscal conditions, to ensure Ontario is making progress towards reducing the debt burden. Meeting these targets on a sustained basis would help improve Ontario’s credit rating profile and lower Ontario’s cost of borrowing. This would result in less money being required to pay for interest on debt, while freeing up resources for other priorities. The targets, which remain unchanged since the 2023 Budget, are:

Table 4.3

Progress on Relevant Debt Sustainability Measures

(Per Cent)
	Targets	2024 Budget 2024–25 Forecast	2025 Budget 2024–25 Forecast	2024 Budget 2025–26 Forecast	2025 Budget 2025–26 Forecast
Net Debt-to-GDP	<40.0	39.2	36.3	39.5	37.9
Net Debt-to-Operating Revenue	<200	214	195	211	211
Net Interest-to-Operating Revenue	<7.5	6.8	5.8	6.8	6.5

Source: Ontario Financing Authority.

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Ontario’s net debt-to-GDP measures the relationship between the government’s obligations and its ability to meet them, indicating the burden of government debt as a share of the economy. The ratio is projected to be 36.3 per cent in 2024–25, 37.9 per cent in 2025–26, 38.9 per cent in 2026–27, and 38.6 per cent in 2027–28. The increase in this ratio over the medium-term outlook, while remaining below target, is primarily due to higher than projected deficits and investments in infrastructure.

Over the medium-term outlook, the net debt-to-GDP ratio is forecast to stay below the target of 40.0 per cent, demonstrating that Ontario continues to make positive progress towards reducing the debt burden, while remaining committed to the target originally set in the 2023 Budget. Ontario’s plan keeps this ratio close to the lowest level since 2013–14, over the medium-term outlook.

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Ontario’s net debt-to-operating revenue is an indicator of how many years it would take to eliminate the debt if the Ontario government were to spend all its annual revenue on debt repayment. This ratio is projected to be 195 per cent in 2024–25, 211 per cent in 2025–26 and 215 per cent in 2026–27. In comparison to the 2024 Budget, the forecast for this ratio decreases by 18 percentage points in 2024–25, and remains the same in 2025–26, before increasing by six percentage points in 2026–27. The ratio is forecast to be 212 per cent in 2027–28.

These trends indicate that although the net debt-to-operating revenue ratio increases in the medium term, it remains relatively consistent with the 2024 Budget forecast.

Ontario’s target for the net debt-to-operating revenue ratio remains to be below 200 per cent. Based on the growth trend in net debt and revenue beyond the medium-term outlook, this ratio is expected to meet the target of 200 per cent by 2031–32, or as early as 2028–29 should the Faster Growth scenario materialize.

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Ontario’s net interest-to-operating revenue ratio represents how much Ontario needs to spend on interest for every revenue dollar received. The ratio is projected to be 5.8 per cent in 2024–25, 6.5 per cent in 2025–26, and 6.7 per cent in 2026–27. In comparison to the 2024 Budget, the ratio decreased by 1.0 and 0.3 percentage points for 2024–25 and 2025–26 while remaining the same in 2026–27. The ratio is forecast to be 6.8 per cent in 2027–28.

Ontario continues to show positive progress on the net interest-to-operating revenue ratio and is forecasting to meet the target and stay below 7.5 per cent over the medium-term outlook. This ratio remains close to the lowest levels it has been at since the 1980s.

A lower net interest-to-operating revenue ratio frees up resources for other priorities.

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Consolidated Financial Tables

Table 4.4

Net Debt and Accumulated Deficit

($ Millions)

	2020–21	2021–22	2022–23	Actual 2023–24	Interim[1] 2024–25	Plan 2025–26
Debt[2]
Publicly Held Debt
Bonds[3]	381,492	399,628	403,398	417,308	440,319	450,637
Treasury Bills	24,097	22,301	22,276	22,536	22,303	27,303
U.S. Commercial Paper[3]	–	1,735	460	–	5,233	5,233
Infrastructure Ontario (IO)[4]	300	300	300	300	300	300
Other	250	231	217	202	186	169
Total Publicly Held Debt	406,139	424,195	426,651	440,346	468,341	483,642
Non-Public Debt	9,318	8,766	8,678	7,956	6,780	6,164
Gross Debt	415,457	432,961	435,329	448,302	475,121	489,806
Less: Holdings of own Ontario Bonds and Treasury Bills[5]	(11,122)	(7,098)	(10,154)	(6,125)	(12,549)	–
Less: Unamortized Discounts, Premiums and Commissions[6]	–	–	(3,376)	(4,544)	(4,361)	–
Total Debt	404,335	425,863	421,799	437,633	458,211	489,806
Other Net Financial (Assets)/Liabilities[7]	(44,396)	(54,729)	(38,554)	(48,080)	(51,538)	(51,900)
Broader Public Sector Net Debt	12,562	11,708	16,561	18,416	21,447	22,847
Net Debt	372,501	382,842	399,806	407,969	428,120	460,753
Non-Financial Assets[8]	(134,270)	(144,682)	(153,799)	(163,660)	(177,815)	(195,839)
Accumulated Deficit	238,231	238,160	246,007	244,309	250,305	264,914
[1]	Interim represents the 2025 Budget projection for the 2024–25 fiscal year.
[2]	Includes debt issued by Ontario and all government organizations, including the Ontario Electricity Financial Corporation (OEFC).
[3]	All balances are expressed in Canadian dollars. The balances above reflect the effect of related derivative contracts.
[4]	IO debt is composed of Infrastructure Renewal Bonds. IO debt is not guaranteed by Ontario.
[5]	Ontario holds its own debt mainly to reduce the cash flow required to service large maturities, typically in June. For 2025–26, there are currently no significant holdings for maturities.
[6]

Effective April 1, 2022, Ontario adopted the new Public Sector Accounting Standards (PSAS) on Financial Instruments on a prospective basis. Unamortized discounts and premiums are now amortized on an effective interest basis. These amounts are not forecasted for 2025–26.

[7]

Other Net Financial (Assets)/Liabilities include cash and temporary investments, accounts receivable, loans receivable, advances and investments in Government Business Enterprises (GBEs) offset by accounts payable, accrued liabilities, deferred revenue and capital contributions, pensions and other employee future benefits, and other liabilities.

[8]	Non-financial assets include the tangible capital assets of Ontario, including the broader public sector.

Sources: Ontario Financing Authority and Ontario Ministry of Finance.

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Table 4.5

Medium-Term Outlook: Net Debt and Accumulated Deficit

($ Millions)

	2025–26	2026–27	2027–28

Total Debt	489,806	506,879	512,510

Other Net Financial (Assets)/Liabilities	(51,900)	(42,657)	(35,938)

Broader Public Sector Net Debt	22,847	22,810	25,166

Net Debt	460,753	487,032	501,738

Non-Financial Assets	(195,839)	(214,338)	(229,269)

Accumulated Deficit	264,914	272,694	272,469

 Note: Numbers may not add due to rounding.

 Sources: Ontario Financing Authority and Ontario Ministry of Finance.

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ONTARIO

Annex

Details of Tax Measures and Other Legislative Initiatives

Annex: Details of Tax Measures and Other Legislative Initiatives

Overview

This Annex contains detailed information on certain tax measures and other legislative initiatives proposed in this Budget.

Enhancing and Expanding the Ontario Made Manufacturing Investment Tax Credit

The Ontario Made Manufacturing Investment Tax Credit (OMMITC) is a 10 per cent refundable corporate income tax credit available to Canadian-controlled private corporations (CCPCs) that make eligible investments in Ontario. Eligible investments include expenditures for constructing, renovating or acquiring buildings used for manufacturing or processing, as well as machinery and equipment used in the manufacturing or processing of goods in Ontario.

The credit is available for eligible expenditures up to a limit of $20 million in a taxation year with respect to capital investments in buildings that became available for use on or after March 23, 2023, and for machinery and equipment used in manufacturing or processing that were acquired and became available for use on or after March 23, 2023.

Eligible expenditures are for capital property included in Class 1 or Class 53 for capital cost allowance (CCA) purposes. After 2025, eligible investments would include expenditures for machinery and equipment in Class 43(a) for CCA purposes used in the manufacturing or processing of goods for sale or lease.

Enhancement of the OMMITC

Ontario is proposing to temporarily increase the OMMITC rate. The proposed enhancement would allow qualifying corporations to claim a 15 per cent credit instead of the current 10 per cent.

The enhanced credit would be available for eligible expenditures up to a limit of $20 million in a taxation year with respect to specific capital investments. Machinery and equipment used in manufacturing or processing would need to be acquired and become available for use in a qualifying corporation’s taxation year and in the period beginning on May 15, 2025, and ending before January 1, 2030. Capital investments in buildings used in manufacturing or processing would need to become available for use in a qualifying corporation’s taxation year and in the period beginning on May 15, 2025, and ending before January 1, 2030.

“Available for use” refers to the rules set out in the federal Income Tax Act that determine the taxation year in which a taxpayer can start to claim CCA for a depreciable property.

The relevant legislation to implement this measure will be included in a bill introduced during fall 2025 following the release of the 2025 Ontario Economic Outlook and Fiscal Review.

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Expansion of the OMMITC

The government is proposing to expand support for Ontario’s manufacturing industry by providing a non-refundable version of the OMMITC that would be available to qualifying corporations that are not CCPCs.

The proposed OMMITC expansion would be a new 15 per cent non-refundable corporate income tax credit for capital investments in buildings, machinery and equipment used in manufacturing or processing in Ontario. The credit would be temporary and available for eligible investments made on or after May 15, 2025, and before January 1, 2030.

Qualifying Corporations

The credit would be available to certain non-CCPCs that make eligible investments in Ontario and that have a permanent establishment in Ontario.

For the purposes of this credit, a permanent establishment means a fixed place of business, including an office, a factory or a workshop.

Eligible Investments

Eligible investments would be expenditures for certain capital property included in Class 1 or Class 53 (or Class 43(a) after 2025) for CCA purposes.

•	Class 1 Property: Eligible investments in Class 1 would include expenditures for constructing, renovating or acquiring buildings used for manufacturing or processing goods in Ontario that become available for use on or after May 15, 2025, and before January 1, 2030. To qualify as a building used for manufacturing or processing, 90 per cent of the floor space of the building must be used at the end of the corporation’s taxation year for manufacturing or processing in Ontario, and the building must be eligible for the additional six per cent CCA permitted under the federal Income Tax Act.

•	Class 53 Property: Eligible investments in Class 53 would include expenditures for machinery and equipment used in the manufacturing or processing of goods in Ontario. The machinery and equipment would have to be acquired and become available for use on or after May 15, 2025, and before January 1, 2030. Note, after 2025, eligible investments would include expenditures for machinery and equipment included in Class 43(a) used in the manufacturing or processing of goods for sale or lease.

“Available for use” refers to the rules set out in the federal Income Tax Act that determine the taxation year in which a taxpayer can start to claim CCA for a depreciable property.

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Carry Forward

The credit would include a carry forward provision to allow any unused non-refundable credits to be applied against taxes payable in up to 10 subsequent taxation years.

Eligible Investment Limit

The credit would be available for eligible investments up to a limit of $20 million in a taxation year and would be pro-rated for a short taxation year. An associated group of corporations would be subject to the $20 million limit.

The relevant legislation to implement this measure will be included in a bill introduced during fall 2025 following the release of the 2025 Ontario Economic Outlook and Fiscal Review.

Enhancing the Integrity and Effectiveness of the OMMITC

The government is also proposing amendments to the OMMITC to enhance its integrity and effectiveness. The amendments would require repayment of the credit in specified circumstances. This enhancement would help target this tax credit and ensure that OMMITC continues to support eligible investments made in Ontario.

A provision to recapture support would apply where eligible capital property for which the credit was claimed is sold, converted to non-manufacturing or processing use, or removed from Ontario within five years.

The repayment amount would be the lesser of:

•	The total value of the credit; or

•	The credit amount relative to the value of the property at the relevant time.

This would ensure that if a corporation purchased an asset and then, within five years, sold, converted, or removed it from Ontario, a portion of the OMMITC would be recaptured based on the value of the asset at the time and its original cost.

The amendment would apply to eligible capital property sold, converted to non-manufacturing or processing use, or removed from Ontario on or after May 15, 2025. The relevant legislation to implement this measure will be included in a bill that accompanies this Budget.

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Reviewing the Effectiveness of the Ontario Made Manufacturing Investment Tax Credit

The government is required to undertake a review of the OMMITC every three years. As part of these reviews, the government will evaluate the credit for effectiveness, compliance burden and administrative costs. Subject to the results of the reviews, and to target support for investments during this period of trade uncertainty, the government is proposing that the OMMITC expire, effective January 1, 2030.

Introducing the Ontario Shortline Railway Investment Tax Credit

The government will introduce the new temporary Ontario Shortline Railway Investment Tax Credit. The credit would be a 50 per cent refundable corporate income tax credit for capital and labour expenditures for railway-related maintenance. The credit would be limited to $8,500 per track mile in Ontario and would be available for eligible expenditures made on or after May 15, 2025, and before January 1, 2030.

Qualifying Corporations

The credit would be available to corporations that are licensed provincially under the Shortline Railways Act (Ontario) or federally (Class II & III) under the federal Railway Safety Act that make eligible expenditures and that have a permanent establishment in Ontario. This would exclude urban rail transit systems and industrial railways.

Eligible Investments

Eligible capital investments would be expenditures in Ontario for certain railway-related capital property included in Classes 1, 3 or 13 for CCA purposes, as well as labour expenditures for railway-related maintenance.

Class 1 Property

Eligible investments in Classes 1(a), (c), (h), (i) and (j) by a qualifying corporation in Ontario would include railway-related expenditures for maintenance of railway track and certain structures, such as bridges and tunnels ancillary to the railway. These expenditures would have to be incurred on or after May 15, 2025, and before January 1, 2030.

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Class 3 Property

Eligible investments in Class 3(d) by a qualifying corporation in Ontario would include railway-related expenditures for shortline railway trestles. These expenditures would have to be incurred on or after May 15, 2025, and before January 1, 2030.

Class 13 Property

Eligible investments in Class 13 by a qualifying corporation in Ontario would include certain railway-related expenditures on improvements or alterations to leased property that are capital in nature, other than improvements or alterations that are included as part of a building or structure. These expenditures would have to be incurred on or after May 15, 2025, and before January 1, 2030.

Labour Expenditures

Eligible labour expenditures incurred by a qualifying corporation must be directly related to railway track maintenance. This includes expenditures to individuals who are residents of Ontario for work performed in Ontario related to railway track maintenance. These expenditures would have to be incurred on or after May 15, 2025, and before January 1, 2030.

The relevant legislation to implement this measure will be included in a bill introduced during fall 2025 following the release of the 2025 Ontario Economic Outlook and Fiscal Review.

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Permanently Reducing Gasoline Tax and Fuel Tax Rates

The Ontario government temporarily cut the Gasoline Tax rate by 5.7 cents per litre and the Fuel (diesel) Tax rate by 5.3 cents per litre on July 1, 2022. The Gasoline Tax and Fuel Tax rates are currently 9 cents per litre. These tax rate reductions are set to end on June 30, 2025, when the tax rates would return to 14.7 cents per litre for gasoline and 14.3 cents per litre for fuel.

To continue to provide relief to households and businesses in Ontario, the government is introducing legislation that would amend the Gasoline Tax Act and the Fuel Tax Act to keep the provincial rates of tax on gasoline and fuel at 9 cents per litre permanently. This change would take effect on July 1, 2025.

Eliminating the Tax on Propane for Use in Licensed Road Vehicles

The government is introducing amendments to the Gasoline Tax Act and Fuel Tax Act and would propose regulatory amendments to eliminate the tax on propane used in licensed road vehicles, effective July 1, 2025.

The use of propane vehicles has steadily declined, and this trend is forecast to continue. Eliminating the tax on propane used in licensed road vehicles is expected to result in tax compliance cost savings, mostly for small businesses.

The Ministry of Finance will provide guidance to current propane tax collectors and businesses on how to ensure a seamless transition to the elimination of the propane tax in the coming weeks.

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Proposing an Ontario Fertility Treatment Tax Credit

The government is proposing a new refundable Personal Income Tax credit to help Ontario families with their eligible medical expenses related to fertility treatment, starting with the 2025 taxation year. The Ontario Fertility Treatment Tax Credit would provide Ontario families with support of 25 per cent on eligible expenses up to $20,000, for a maximum tax credit of $5,000 per year. Eligible Ontario residents could apply for this credit when they file their Income Tax and Benefit Returns, even if they do not owe any Personal Income Tax.

The proposed credit would be built on the eligible medical expenses claimed for the existing Medical Expense Tax Credit (METC) related to fertility treatment and preservation, as well as to surrogacy. It could be claimed in addition to the non-refundable federal and Ontario METCs for the same eligible expenses.

Eligible fertility expenses would be those that are paid by the individual or the individual’s spouse or common-law partner for the purposes of conceiving a child, starting in 2025. To be eligible for the credit, expenses must not have been reimbursed, or will not be reimbursed (e.g., through insurance). If a part of the expenses has been or will be reimbursed, the unreimbursed portion may be eligible. Eligible expenses would also include certain medical expenses paid to or on behalf of a surrogate mother for the purposes of the tax filer becoming a parent.

The types of eligible fertility-related expenses would generally be the same as those claimed for the Ontario METC, as long as they are in respect of goods or services provided entirely in Canada. Eligible expenses could include:

•	Amounts paid to a medical practitioner or a public or private hospital to conceive a child;

•	Fertility medication prescribed by a physician;

•	Expenses paid to a medical practitioner or a fertility clinic, with respect to reproductive technology processes such as artificial insemination or in vitro fertilization; these expenses may include costs for egg and embryo freezing (including storage);

•	Amounts paid to a fertility clinic or donor bank in Canada as a fee to obtain sperm or ova to enable the conception of a child by the individual, their spouse or common-law partner; or a surrogate mother on behalf of the individual;

•	Fertility clinic fees;

•	Amount paid for intrauterine insemination; and

•	Travel expenses required as part of the fertility treatment and that meet certain conditions.

For detailed rules, including which medical expenses are eligible, tax filers can consult relevant Canada Revenue Agency publications and federal and provincial legislation.

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Enhancing Access to Property Assessment Information

As part of the ongoing review of the property assessment and taxation system, the government has been exploring opportunities to enhance access to property assessment information. Based on this work, the following steps are being taken:

•	Introducing legislation that would enable the Municipal Property Assessment Corporation (MPAC) to deliver assessment notices to property owners electronically rather than only by paper mail starting in 2026; and

•	Introducing legislation that would create regulatory authority to facilitate expanded municipal uses of MPAC’s property assessment information, such as for research or operational needs.

In addition, potential tools are being evaluated to help municipalities manage their assessment base. Work is also underway with MPAC on plans to enable them to provide centralized online access to assessment roll information rather than requiring on-site viewing in municipal offices.

Delivering Simpler, More Digital Tax Services for Business

In the 2023 Budget, the government outlined plans to improve and simplify Ontario’s tax administration system with the aim of modernizing and enhancing the client experience, and simplifying interactions that take place through digital channels. The government is also exploring ways to ensure tax programs are fair and effective, encourage voluntary compliance, and keep the cost of compliance down for businesses. Progress is already being made to identify ways to reduce administrative burdens faced by client groups — for example, by the proposal included in this Budget to eliminate the propane tax. Additional opportunities are being explored through ongoing reviews of tax programs with a view towards improving administrative effectiveness and helping keep costs down.

In addition, the government continues to make progress delivering simple and secure digital services to help Ontario businesses meet their tax responsibilities. Ongoing upgrades to digital services enable Ontario businesses to make secure payments, file documents easily, and manage tax accounts from any device. Improvements to online information about Ontario’s tax programs and services ensures people can find and understand the information they need.

Investment in digital tools and technology simplifies tax administration processes and saves Ontario businesses time and money. The government will continue to expand digital service delivery and invest in more online options for processes that currently require paper documents, mail delivery or in-person visits.

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Supporting the Federal Harmonized Sales Tax Holiday

The Ontario government was pleased to work with the federal government on the temporary Harmonized Sales Tax (HST) holiday over the period of December 14, 2024, to February 15, 2025. Ontario provided $885 million to support the temporary tax holiday, working with the federal government to provide relief from the provincial portion of HST on various items.

Implementing Changes to Alcohol Taxes, Mark-Ups and Fees

In 2024, the government began a review of the taxes, mark-ups and fees on alcoholic beverages to promote a more competitive and modernized alcohol marketplace. Ontario will be implementing several changes in the near term as part of continuing work to support a modernized and competitive alcohol marketplace.

Cutting the Spirits Basic Tax Rate

Spirits taxes apply to spirits made by Ontario spirit manufacturers (distillers) and sold from a distillery retail store in Ontario. Spirits taxes include the spirits basic tax, the volume tax, and the environmental tax on non-refillable containers in which the spirits are sold, as applicable.

The government is introducing legislation that would, if enacted, amend the Liquor Tax Act, 1996 to reduce the spirits basic tax from 61.5 per cent to 30.75 per cent, effective August 1, 2025.

Cutting the Basic Tax and Liquor Control Board of Ontario Mark-Up Rates for Beer Made by Microbrewers

Taxes on beer and the respective Liquor Control Board of Ontario (LCBO) mark-ups on beer are made up of the beer basic tax/mark-up, the beer volume tax/levy, and the environmental tax/levy on non-refillable containers in which the beer is sold, as applicable.

Beer made by microbrewers benefits from a basic beer tax/mark-up rate that is lower than the basic beer tax/mark-up rate applicable to beer made by other beer manufacturers. Manufacturers may qualify as microbrewers for a sales year if they satisfy certain conditions, including that their worldwide production (including the worldwide production of their affiliates) for the past calendar year is not more than 49,000 hectolitres.

The government is introducing legislation that would amend the Liquor Tax Act, 1996 to further reduce the beer basic tax rates applicable to beer made by Ontario microbrewers. The rates would be reduced from 35.96 cents per litre to 17.98 cents per litre for draft beer and from 39.75 cents per litre to 19.88 cents per litre for non-draft beer, effective August 1, 2025.

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To facilitate compliance, a transitional rule would provide that if the beer sold to a purchaser was received by a collector before August 1, 2025 and then sold to the purchaser on or after August 1, 2025, the basic tax payable by the purchaser in respect of the beer would be calculated at the basic tax rate in effect on July 31, 2025.

The Minister would issue a directive requiring the LCBO to reduce its mark-ups to match the reductions in the tax rates.

Increasing Flexibility and Certainty for Microbrewers

To qualify as a microbrewer for a given sales year under the current rules, a brewer must not have been a party to an agreement or other arrangement in the preceding production year through which another brewer that is not a microbrewer makes beer for the microbrewer. As well, a brewer’s annual worldwide production of beer in the preceding production year must not have been more than 49,000 hectolitres.

With a view to increasing flexibility and efficiency for microbrewers, the government is proposing legislation that would permit microbrewers that make commercial quantities of beer for sale in Ontario at a qualifying beer manufacturing facility in Ontario, to enter into a contract with another brewer that is not a microbrewer for the production of beer for the microbrewer, while retaining its status as a microbrewer. The Minister could, by regulation, prescribe other circumstances in which microbrewers could enter into production contracts with non-microbrewers.

A qualifying beer manufacturing facility would be a fixed place of business of the corporation in Ontario, where the corporation manufactures for retail sale, in the production year, commercial quantities of beer.

The change would come into force on Royal Assent.

The proposed legislation would also implement a new five-year-average rule to create more certainty for small brewers. It is proposed that to qualify as a microbrewer, the lesser of a brewer’s average annual worldwide production of beer in the five preceding production years or its annual worldwide production in the prior year must not be more than 49,000 hectolitres. This change would come into force on March 2, 2026.

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Enhancing the Small Beer Manufacturers’ Tax Credit

The Taxation Act, 2007 provides a refundable corporate tax credit for small beer manufacturers (SBMTC). Beer manufacturers with permanent establishments in Ontario may qualify in respect of eligible sales of draft and non-draft beer sold to purchasers in Ontario during a sales year, if they meet certain criteria, including limits on production.

Amendments would be made to reflect the proposed new beer basic tax rates for microbrewers, providing enhanced relief to qualifying corporations in respect of eligible sales occurring on or after August 1, 2025.

As well, amendments would be made to mirror the proposals for the new five-year-average rule and new contracting rules under the Liquor Tax Act, 1996. See the sections “Cutting the Basic Tax and Liquor Control Board of Ontario Mark-Up Rates for Beer Made by Microbrewers,” as well as “Increasing Flexibility and Certainty for Microbrewers” for information on the related Liquor Tax Act, 1996 proposals.

Cutting the Liquor Control Board of Ontario Mark-Up Rate for Cider

The basic mark-up rate applied by the LCBO to cider would be reduced from 60.6 per cent to 32.0 per cent, effective August 1, 2025.

Cutting the Liquor Control Board of Ontario Mark-Up Rates for Spirit- and Wine-Based Ready-to-Drink Beverages

The basic mark-up rates applied by the LCBO to certain wine-based and spirit-based ready-to-drink beverages (RTDs) would be reduced, effective August 1, 2025. The mark-up rates applicable to wine-based RTDs that do not have an alcohol-by-volume (ABV) content of greater than 7.1 per cent would be reduced from 60.6/64.6 per cent to 48 per cent, and the mark-up rates applicable to spirit-based RTDs that do not have an ABV content of greater than 7.1 per cent would be reduced from 68.5/96.7 per cent to 48 per cent.

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Creating an Alcohol Refreshment Beverage Category

The government is proposing to amend the Liquor Tax Act, 1996 to authorize the Minister of Finance to make regulations defining a new category of “alcohol refreshment beverages” and prescribing tax rates for it. This new category would include a ready-to-consume cooler, hard seltzer or other premixed cocktail made from spirits, wine, beer or fermented sugar, or from any combination of the four that does not have an ABV content of greater than 7.1 per cent, unless specifically excluded in the regulations.

The new category may also include other beverages that are otherwise taxable under the Act, provided they do not have an ABV content of greater than 7.1 per cent and they meet other conditions that may be prescribed by the Minister.

The government intends to seek stakeholder feedback on the proposed regulations through Ontario’s Regulatory Registry. The new rules would be implemented following consideration of the submissions received.

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Summary of Measures

Table A.1 Summary of Measures
($ Millions)

	2024–25	2025–26	2026–27	2027–28
Implementing Changes to Alcohol Taxes, Mark-Ups and Fees
Cutting the Spirits Basic Tax Rate	–	3	5	5
Increasing Flexibility and Certainty for Microbrewers	–	–	2	2
Cutting the Basic Tax Rates for Beer Made by Microbrewers	–	5	5	5
Cutting the LCBO Mark-Up Rates for Beer Made by Microbrewers	–	17	25	25
Enhancing the Small Beer Manufacturers’ Tax Credit (SBMTC)	–	2	3	3
Cutting the LCBO Mark-Up Rate for Cider	–	9	14	14
Cutting the LCBO Mark-Up Rates for Spirit- and Wine-Based Ready-to-Drink Beverages	–	65	100	100
Total Changes to Alcohol Taxes, Mark-Ups and Fees	–	100	155	155

Other New and Recently Announced Tax Measures
Enhancing the Ontario Made Manufacturing Investment Tax Credit	–	100	150	160
Expanding the Ontario Made Manufacturing Investment Tax Credit	–	235	300	350
Introducing the Ontario Shortline Railway Investment Tax Credit	–	7	8	8
Permanently Reducing Gasoline Tax and Fuel Tax Rates	–	930	1,250	1,275
Eliminating the Tax on Propane for Use in Licensed Road Vehicles	–	2	2	2
Proposing an Ontario Fertility Treatment Tax Credit	–	60	55	45
Supporting the Federal Harmonized Sales Tax (HST) Holiday	885	–	–	–
Total Other New and Recently Announced Tax Measures	885	1,335	1,765	1,840

Total Measures	885	1,435	1,920	1,995

Notes: Totals may not add due to rounding. Numbers reflect the benefit to individuals, families, businesses and other beneficiaries. Positive numbers represent a decrease in government revenue or an increase in government expenditure. Total is based on the sum of rounded figures for the purpose of presentation.

“–” = a nil amount.

Source: Ontario Ministry of Finance.

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Technical Amendments

Amendments are being proposed to various statutes administered by the Ontario Minister of Finance, or other statutes, to improve administrative effectiveness or enforcement, maintain the integrity and equity of Ontario’s tax and revenue collections system, or enhance legislative clarity or regulatory flexibility to preserve policy intent.

Proposed legislative amendments include:

•	Amendments to the Employer Health Tax Act to authorize notices of assessment to be sent by regular mail and electronically.

•	Amendments to the Employer Health Tax Act to repeal spent provisions and to provide clarity.

•	Amendments to the National Capital Children’s Oncology Care Inc. Act to update the property description in the Act to ensure the continuation of the property tax exemption for the expanded building of the Ronald McDonald House Charities Ottawa.

•	Amendments to the Ontario Cannabis Retail Corporation Act, 2017 to ensure ministerial oversight over bylaws of the Ontario Cannabis Store.

•	Amendments to the Ontario Cannabis Retail Corporation Act, 2017 to provide the Minister with authority to direct payments of the Ontario Cannabis Store net profits into the Consolidated Revenue Fund.

•	Amendments to the Financial Administration Act to add bond forwards to the list of authorized financial instruments under the Minister of Finance’s investment powers.

Other Legislative Initiatives

Additional proposed legislative amendments include:

•	Amendments to the Historical Parks Act to establish a Designated Purpose Account to support historical parks operations and to enable regulations to modify and clarify the rules applicable to historical parks.

•	Amendments to the Highway Traffic Act to require municipalities to make Automated Speed Enforcement and Red-Light Camera locations more transparent and to focus their traffic cameras on road safety objectives.

•	A proposed new Act to provide for the designation of former members of the Executive Council as Honorary Members of the Executive Council.

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